News Corp

Annual Report
2023

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REA Group's flagship site, realestate.com.au, is **Australia's number one property portal** with 121 million average monthly visits.



Digital revenues accounted for over 50% of total revenues for the full year, marking a key inflection point in the transformation of the Company.

News Corp achieved its **three most profitable years** ever in fiscal 2021, 2022 and 2023.



WSJ.
THE WALL STREET JOURNAL MAGAZINE



DOW JONES
DOW JONES
RISKCENTER
Search
Factiva
Screening & Monitoring
RiskReports



WHAT'S
NEWS
THE WALL STREET JOURNAL.

Reported Dow Jones Segment EBITDA was the **highest since acquisition,** up 14% from the prior year, driven by 31% revenue growth from the professional information business.



THE WALL STREET JOURNAL.
The Russian Soldier Who Surrendered to a Ukrainian Drone
Trying to survive bombardment in the trenches, draftee Ruslan Anitin pleaded with a drone to spare his life
By Stephen Kalin, Isabel Coles and Ievgeniia Sivorka
KUPYANSK, Ukraine—Russian draftee Ruslan Anitin was being hunted by Ukrainian drones dropping small bombs. For hours, he scurried up and down a narrow trench.
As the sun began to set on May 9, he gazed up at a small machine buzzing overhead. Parched, exhausted and alone, Anitin crossed his arms above his head and clasped his hands together, pleading into the drone's camera to stop the bombardment.



Daily Rundown
options trader
Educational Goals

Digital accounted for 78% of Dow Jones revenues.



OPIS Energy Insights on
BARRON'S
LIVE


FOXTEL
Apps
Home
TV Guide
Library
Movies
TV Shows
Sport
Kids
Store
THE GREAT AUSTRALIAN BAKE OFF
What's On
UNFORGOTTEN
Kayo
MELBOURNE V BRISBANE
BiNGE
Home
COLIN FROM ACCOUNTS
PREMIERES DECEMBER 1
Watch
Continue Bingeing
LOVE ME
FLASH
Newsday
BATHURST: DAY 1

Foxtel Group saw streaming revenue growth more than offset broadcast declines. **Total paid streaming subscribers reached nearly 3.1 million,** with broadcast subscriber churn at its lowest level since fiscal 2016.


#1 NEW YORK TIMES BESTSELLER
MIRACULOUS STORIES OF THE HEALING POWER OF PRAYER
Faith
STILL MOVES MOUNTAINS
Magnolia Table
A COLLECTION OF RECIPES FOR GATHERING | VOLUME 3
Joanna Gaines
Tom Lake
A Novel
Ann Patchett
REESE'S BOOK CLUB
DEMON COPPERHEAD
A NOVEL
BARBARA KINGSOLVER
Oprah's Book Club 2022
WINNER of the PULITZER PRIZE

Bestsellers included Pulitzer-winning *Demon Copperhead* by Barbara Kingsolver and Grammy-winning audiobook *Finding Me* by Viola Davis.



THE PREMIER LEAGUE IS BACK
BRING IT ON
talkSPORT

The Times and *The Sunday Times* reported **11% growth in digital subscribers** to 565,000.



THE SUNDAY TIMES
TWO-HUNDREDTH ANNIVERSARY EDITION
THE SUNDAY TIMES
200

THE CORONATION
OUR SNAPPER'S GREAT PICTURE ON BIG DAY
BY ARTHUR EDWARDS
King and Queen joy on Palace balcony
Football fans strike right note
10m ready for a party
WE'VE DONE IT!

With *The Sun's* **successful expansion into the U.S.,** its digital offering now reaches 159 million global monthly unique users.









HOT OFF THE PRESS: 8-PAGE BIRTHDAY LIFTOUT
The Advertiser
The Advertiser celebrates a big milestone today, made possible by our loyal readers
165 YEARS
READ ALL ABOUT IT

THE AUSTRALIAN
THE LIST
PAPER TRAIL
Anthony Pratt's sustainable vision

NEW YORK POST
Aaron Judge makes home run history
SEE SPORTS
62!

WEEKEND AUSTRALIAN
Gallagher signals gas tax reform, super hit
'Deadly serious' for budget redress on women's inequality
'One-of-a-kind', 'finest cultural raconteur': leaders honour Humphries
King Charles spoke to Humphries in days before death
Investors beware, Chalmers has found his budget formula
GLOBAL FOOD FORUM
Book now for the Global Food Forum
'At last, his resting place is known': WWII wreckage found
The Australian website & app
Subscriber-only newsletters
Digital access to The Wall Street Journal

Digital subscribers to News Corp Australia's publications grew approximately 10% to 1,059,000.

A Message from
Rupert Murdoch



Throughout the decade since News Corp launched in 2013, we have been on a journey of transformation, one that has made the company stronger and more prosperous today than when we began.

I am grateful to all who helped us along this path of progress, from our investors and our Board, to the leadership teams and all employees, and of course to our customers and consumers, readers and audiences. Our digital development and global expansion have enabled the delivery of data, information and entertainment to millions, and we are well positioned for even greater accomplishments in the years ahead.

People continue to rely on us for premium news and analysis, best-selling books, award-winning television and sports programming, and access to the homes of their dreams. For more than ten years now, we've delivered this quality content, along with rising profitability and value, even in the midst of seismic events like the pandemic, war, inflation and other macroeconomic challenges. And we remain relentlessly curious and creative, willing to take the right risks at the right time.

Ten years in, with the past three being the most profitable, I am confident that the best is yet to come.

One final note – at this moment, our colleague Evan Gershkovich of *The Wall Street Journal* remains unfairly imprisoned in Russia, simply for doing his job. We will not rest until he is released, and I applaud all who have been working for this just and necessary result.

Rupert Murdoch
Executive Chairman

A Message from
Robert Thomson



We have now completed a decade of the "new" News Corp's existence, so this is an appropriate moment to reflect on our profound transformation, a transformation faithful to the company's founding principles.

Consider the then and the now. Our revenue base has changed fundamentally and expanded dramatically.

News & Information Services accounted for 72% of total revenues in fiscal 2014, which included News America Marketing and Dow Jones. By fiscal 2023, News Media was 23%, and the revitalized Dow Jones segment was 22%.

Digital Real Estate comprised 5% of total revenues ten years ago, and that has tripled to over 15% this past year, including the acquisition of Move, operator of Realtor.com®, where revenues have more than doubled.

Subscription Video Services revenues increased from 6% of News Corp's total to 20%, bolstered by the consolidation of Foxtel.

Since our reincarnation we have become more digital, with recurring revenues, higher margins, more free cash flow, and bright prospects for long-term growth and value creation for our shareholders. We have also been intent on simplifying the company, and heightening our cost consciousness.

I would like to pay sincere tribute to Rupert and Lachlan Murdoch, our Directors, and all our employees and insightful investors. Thanks to their steadfast support and committed efforts, News Corp achieved its three strongest fiscal years ever in 2021, 2022 and 2023.

Throughout the past decade, we have led the quest for compensation for content from the big digital platforms, which began in 2007 when I testified before the House of Lords about the challenges of the internet age. We have now entered a fascinating new phase with the rise of Generative AI.

Negotiations are underway and, once again, News Corp hopes to set precedents that benefit creators, publishers and journalists everywhere. It is crucial for society that AI is replete with EI, that recomposition does not lead to the decomposition of creativity and integrity.

We have been candid about the AI challenge to publishers: how our content is being harvested and ingested to train AI engines; how stories are being surfaced in searches; and how our content can be synthesized and presented as distinct when it is actually an extracting of our editorial essence. This "tech triptych" threatens to undermine journalism and damage society. But it is reassuring that prescient executives at the largest digital companies see these complexities and understand that Generative AI cannot be degenerative. This sharing of responsibility bodes well for our future, even as AI articulations will affect most companies. And we see clearly that there must be a confluence of the technological, the commercial and the cultural.

As I write this message, *Wall Street Journal* reporter Evan Gershkovich continues to be unjustly incarcerated by Russia for being a journalist seeking the truth. Both the *Journal* and the U.S. government vehemently deny the allegations against him. We thank the many thoughtful people who have rallied to his cause, and who are continuing to press determinedly for his emancipation and providing support to his courageous family.

Turning now to our results for fiscal 2023, inflation, supply chain complications, interest rates and volatile foreign exchange rates presented challenges, some more ephemeral than eternal. Nonetheless, we still saw significant progress across several segments.

Thanks to our digital and international strategic focus, and acute cost consciousness – including the 5% headcount reduction, from which we expect to yield more than $160 million in annual gross savings – this fiscal year was second in profitability only to fiscal 2022, and we believe we are poised for greater growth in the years ahead.

In fiscal 2023, Dow Jones posted its highest profitability since we acquired the company – helped by impressive results in the professional information business. In fact, Dow Jones has doubled its profitability in the past four years. And, for the first time, Dow Jones was the highest contributor to profits across News Corp and it is patently a pillar of News Corp's future growth, with the lucrative B2B business expected to be a catalyst for future margin expansion.

Margins have been bolstered by the acquisitions of OPIS and Chemical Market Analytics, and by the continuing, double-digit growth of Risk & Compliance, where revenues have risen six-fold over the past decade, and prospects remain bright with the imperative to minimize risk and maximize compliance in an ever-more complex regulatory regime.

We believe the epochal energy transition is an enormous global opportunity for OPIS, one which we will capitalize on through compelling products, insightful indices and must-have data, pricing and analytics.

Dow Jones' accelerating digital subscription growth has been helped in part by the bundling of products to capitalize on clients' needs for market analysis and professional prescience. Moreover, we are increasing our international digital focus for *The Wall Street Journal*, where there is much untapped potency and potential.

Subscription Video Services reported adjusted revenue and profit growth, which excludes currency impact, for the second straight year – a remarkable turnaround for Foxtel. We have long-term rights to the key Australian sports and prime international sports for Australians and have created a model that streamers around the world are now trying to emulate.

Streaming revenue growth again outpaced broadcast declines, with paid subscribers scaling at a double-digit rate, so we are particularly confident about Foxtel's future and our optionality, especially with our successful refinancing. We were asked frequently in the past how much more capital we would need to commit to Foxtel, but the question now is how much cash we will receive in coming years.

REA continued to be impacted by macroeconomic challenges in the Australian housing market, though we do see an easing as the interest rate cycle peaks. Home prices have started to increase, as has the auction completion rate.

REA's audience share against its nearest competitor expanded, as have visits to the site. REA also benefited from improved products and related price increases, while India remains a source of significant potential given that Housing.com is already the market leader in a country on a positive economic trajectory with a rapidly expanding middle class.

In the U.S., we have new leadership at Move, where Damian Eales brings vast digital experience and a fiercely competitive spirit. He will collaborate with REA and leverage News Corp's powerful platforms to build the brand and expand market share. Not only does Move have scale in residential sales, but we also believe we can continue to monetize that audience successfully.

For HarperCollins and other book publishers, fiscal 2023 was challenging, with the post-Covid market resetting, logistical issues at Amazon and inflationary pressures.

Still, we saw success with Joanna Gaines' *Magnolia Table, Volume 3*, and *Remarkably Bright Creatures* by Shelby Van Pelt. And we are optimistic about books like *Tom Lake* by Ann Patchett, *The Collector* by Daniel Silva and, in the U.K., *TV: Big Adventures on the Small Screen* by Peter Kay. We see promise, too, for the next *Pioneer Woman Cooks* by Ree Drummond and *The Little Liar* by Mitch Albom.

In News Media, in the U.K., *The Sun* had a successful year, with digital outpacing print advertising again. This was accentuated by the year-over-year growth of *The Sun* in the U.S., which reported a surge in page views and even higher yields than the successful U.K. site.

The Times and *Sunday Times* also hit 565,000 digital subscriptions at the end of June, an 11% increase, underscoring the strength of their journalism and the global potential of the brands.

News Corp Australia achieved almost 1.1 million digital subscriptions, an increase of 10%. News.com.au was the leading news website in Australia, according to the Ipsos iris rankings, while *The Australian* was also in the top 10.

In the U.S., the *New York Post* reported another year of strong profits after decades of losses. The paper's improved fortunes have been accompanied by growing influence in New York, Washington and beyond. As the paper's founder, Alexander Hamilton, sagely observed: "Those who stand for nothing fall for everything."

In a fiscal year affected by the reverberations of war, inflation and other macroeconomic challenges, News Corp is proud to report its second most profitable year since its reincarnation a decade ago.

We ended the year on an upswing, and with inflation abating and interest rates plateauing, we have sound reasons for optimism, especially as we have become more digital, more global, and with increased recurring revenues in higher margin segments. We have navigated the media waters adroitly and are particularly proud of our provenance, based on commitment, curiosity and integrity.

We look forward with a sense of genuine, tangible excitement for the potential of our people and our businesses, and we remain determined to deliver positive results for our customers, our employees and, most certainly, for our shareholders.



Robert Thomson
Chief Executive

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-35769

NEWS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**46-2950970**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
1211 Avenue of the Americas, New York, New York	**10036**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code (212) 416-3400

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	NWSA	The Nasdaq Global Select Market
Class B Common Stock, par value $0.01 per share	NWS	The Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of December 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's Class A Common Stock, par value $0.01 per share, held by non-affiliates was approximately $6,958,469,136, based upon the closing price of $18.20 per share as quoted on The Nasdaq Stock Market on that date, and the aggregate market value of the registrant's Class B Common Stock, par value $0.01 per share, held by non-affiliates was approximately $2,131,140,322, based upon the closing price of $18.44 per share as quoted on The Nasdaq Stock Market on that date.

As of August 4, 2023, 379,585,237 shares of Class A Common Stock and 191,836,973 shares of Class B Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information required for Part III of this Annual Report on Form 10-K is incorporated by reference to the News Corporation definitive Proxy Statement for its 2023 Annual Meeting of Stockholders, which shall be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, within 120 days of News Corporation's fiscal year end.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

The Company

News Corporation (the "Company," "News Corp," "we," "us," or "our") is a global diversified media and information services company focused on creating and distributing authoritative and engaging content and other products and services to consumers and businesses throughout the world. The Company comprises businesses across a range of media, including digital real estate services, subscription video services in Australia, news and information services and book publishing, that are distributed under some of the world's most recognizable and respected brands, including *The Wall Street Journal*, *Barron's*, Dow Jones, *The Australian*, *Herald Sun*, *The Sun*, *The Times,* HarperCollins Publishers, Foxtel, FOX SPORTS Australia, realestate.com.au, Realtor.com®, talkSPORT, OPIS and many others.

The Company's commitment to premium content makes its properties a premier destination for news, information, sports, entertainment and real estate. The Company distributes its content and other products and services to consumers and customers across an array of digital platforms including websites, mobile apps, smart TVs, social media, e-book devices and streaming audio platforms, as well as traditional platforms such as print, television and radio. The Company's focus on quality and product innovation has enabled it to capitalize on the shift to digital consumption to deliver its content and other products and services in a more engaging, timely and personalized manner and create opportunities for more effective monetization, including new licensing and partnership arrangements and digital offerings that leverage the Company's existing content rights. The Company is pursuing multiple strategies to further exploit these opportunities, including leveraging global audience scale and valuable data and sharing technologies and practices across geographies and businesses.

The Company's diversified revenue base includes recurring subscriptions, circulation sales, advertising sales, sales of real estate listing products, licensing fees and other consumer product sales. Headquartered in New York, the Company operates primarily in the United States, Australia and the U.K., with its content and other products and services distributed and consumed worldwide. The Company's operations are organized into six reporting segments: (i) Digital Real Estate Services; (ii) Subscription Video Services; (iii) Dow Jones; (iv) Book Publishing; (v) News Media; and (vi) Other, which includes the Company's general corporate overhead expenses, strategy costs and costs related to the U.K. Newspaper Matters (as defined in Note 16—Commitments and Contingencies in the accompanying Consolidated Financial Statements).

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30 in each year. Fiscal 2023, fiscal 2022 and fiscal 2021 included 52, 53 and 52 weeks, respectively. Unless otherwise noted, all references to the fiscal periods ended June 30, 2023, June 30, 2022 and June 30, 2021 relate to the fiscal periods ended July 2, 2023, July 3, 2022 and June 27, 2021, respectively. For convenience purposes, the Company continues to date its financial statements as of June 30.

Corporate Information

News Corporation is a Delaware corporation originally organized on December 11, 2012 in connection with its separation from Twenty-First Century Fox, Inc., which was completed on June 28, 2013. Unless otherwise indicated, references in this Annual Report on Form 10-K for the fiscal year ended June 30, 2023 (the "Annual Report") to the "Company," "News Corp," "we," "us," or "our" means News Corporation and its subsidiaries. The Company's principal executive offices are located at 1211 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 416-3400. The Company's Class A and Class B Common Stock are listed on The Nasdaq Global Select Market under the trading symbols "NWSA" and "NWS," respectively, and CHESS Depositary Interests representing the Company's Class A and Class B Common Stock are listed on the Australian Securities Exchange ("ASX") under the trading symbols "NWSLV" and "NWS," respectively. More information regarding the Company is available on its website at *www.newscorp.com*, including the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which are available, free of charge, as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). The information on the Company's website is not, and shall not be deemed to be, a part of this Annual Report or incorporated into any other filings it makes with the SEC.

Special Note Regarding Forward-Looking Statements

This document and any documents incorporated by reference into this Annual Report, including "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," contain statements that constitute "forward-looking

statements" within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. All statements that are not statements of historical fact are forward-looking statements. The words "expect," "will," "estimate," "anticipate," "predict," "believe," "should" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's business, financial condition or results of operations, the Company's strategy and strategic initiatives, including potential acquisitions, investments and dispositions, the Company's cost savings initiatives, including announced headcount reductions, and the outcome of contingencies such as litigation and investigations. Readers are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks and uncertainties and other important factors that could cause actual results to differ materially from those in the forward-looking statements is set forth under the heading "Item 1A. Risk Factors" in this Annual Report. The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the SEC. This section should be read together with the Consolidated Financial Statements of News Corporation (the "Financial Statements") and related notes set forth elsewhere in this Annual Report.

BUSINESS OVERVIEW

The Company's six reporting segments are described below.

	For the fiscal year ended June 30, 2023	
	Revenues	Segment EBITDA
	(in millions)	
Digital Real Estate Services	$ 1,539	$ 457
Subscription Video Services	1,942	347
Dow Jones	2,153	494
Book Publishing	1,979	167
News Media	2,266	156
Other	—	(201)

Digital Real Estate Services

The Company's Digital Real Estate Services segment consists of its 61.4% interest in REA Group, a publicly-traded company listed on ASX (ASX: REA), and its 80% interest in Move. The remaining 20% interest in Move is held by REA Group.

REA Group

REA Group is a market-leading digital media business specializing in property, with operations focused on property and property-related advertising and services, as well as financial services.

Property and Property-Related Advertising and Services

REA Group advertises property and property-related services on its websites and mobile apps across Australia. REA Group's Australian operations include leading residential, commercial and share property websites realestate.com.au, realcommercial.com.au and Flatmates.com.au, as well as property research site Property.com.au. Additionally, REA Group operates media display and data services businesses, serving the display media market and markets adjacent to property, respectively. For the year ended June 30, 2023, average monthly visits to realestate.com.au were 120.6 million. Launches of the realestate.com.au app decreased 4% to 57 million average monthly launches in fiscal 2023 as compared to the prior year, with consumers spending over four times longer on the app than any other property app in Australia according to Nielsen Digital Content Ratings. Realcommercial.com.au remains Australia's leading commercial property site across website and app. In fiscal 2023, the realcommercial.com.au app was launched 18.8 times more than the nearest competitor, and consumers spent 20.4 times longer on the realcommercial.com.au app based on Nielsen Digital Content Ratings data.

Realestate.com.au and realcommercial.com.au derive the majority of their revenue from their core property advertising listing products and monthly advertising subscriptions from real estate agents and property developers. Realestate.com.au and realcommercial.com.au offer a product hierarchy which enables real estate agents and property developers to upgrade listing advertisements to increase their prominence on the site, as well as a variety of targeted products, including media display advertising products. Flatmates.com.au derives the majority of its revenue from advertising listing products and membership fees. The media business offers unique advertising opportunities on REA Group's websites to property developers and other relevant markets, including utilities and telecommunications, insurance, finance, automotive and retail. REA Group also provides residential property data services to the financial sector through its PropTrack data services business, primarily on a monthly subscription basis.

REA Group's international operations consist of digital property assets in Asia, including a 77.9% interest in REA India, a leading digital real estate services provider in India that owns and operates PropTiger.com and Housing.com (News Corp holds a 22.0% interest in REA India), and a 17.3% interest in PropertyGuru Group Ltd., a leading digital property technology company operating marketplaces in Southeast Asia and listed on the New York Stock Exchange. REA Group's other assets include a 20% interest in Move, as referenced above. REA Group's international businesses derive the majority of their revenue from their property advertising listing products and monthly advertising subscriptions from real estate agents and property developers.

Financial Services

REA Group's financial services business encompasses a digital property search and financing experience and mortgage broking services under its Mortgage Choice brand. REA Group has continued to execute on its financial services strategy by growing its nationwide broker network and developing innovative products and partnerships, including launching "Mortgage Choice Freedom," a suite of white label mortgages, with digital lender Athena Home Loans, as well as a digital loan application with UBank (a division of National Australia Bank Limited). The financial services business generates revenue primarily through commissions from lenders.

Move

Move is a leading provider of digital real estate services in the U.S. Move primarily operates Realtor.com®, a premier real estate information, advertising and services platform, under a perpetual agreement and trademark license with the National Association of Realtors® ("NAR"). Through Realtor.com®, consumers have access to approximately 145 million properties across the U.S., including an extensive collection of homes, properties and apartments listed and displayed for sale or for rent and a large database of "off-market" properties. Realtor.com® and its related mobile apps display nearly 100% of all Multiple Listing Services ("MLS")-listed, for-sale and rental properties in the U.S., which are primarily sourced directly from relationships with MLSs across the country. Realtor.com® also sources new construction and rental listing content from a variety of sources, including directly from homebuilders and landlords, as well as from listing aggregators. Approximately 95% of its for-sale listings are updated at least every 10 minutes, on average, with the remaining listings updated daily. Realtor.com®'s content attracts a large and highly engaged consumer audience. Based on internal data, Realtor.com® and its mobile sites had approximately 74 million average monthly unique users during the quarter ended June 30, 2023. See "Part I. Business—Explanatory Note Regarding Certain Metrics."

Realtor.com® generates the majority of its revenues through the sale of listing advertisement and lead generation products, including Connections℠ Plus, Market VIP℠, Advantage℠ Pro and Sales Builder℠, as well as its real estate referral-based services ReadyConnect Concierge℠ and UpNest. Listing advertisement and lead generation products allow real estate agents, brokers and homebuilders to enhance, prioritize and connect with consumers on for-sale property listings within the Realtor.com® website and mobile apps. Listing advertisement and lead generation products are typically sold on a subscription basis. The real estate referral-based business model, as well as the Market VIP℠ lead generation product, leverage Move's proprietary technology and platform to connect real estate professionals and other service providers, such as lenders and insurance companies, to pre-vetted consumers who have submitted inquiries via the Realtor.com® website and mobile apps, as well as other online sources. The real estate referral-based services that connect real estate agents and brokers with these consumers typically generate fees upon completion of the associated real estate transaction, while the referral-based services that give other service providers, including lenders and insurance companies, access to the same highly qualified consumers are generally provided on a subscription basis. Realtor.com® also derives revenue from sales of non-listing advertisement, or Media, products to real estate, finance, insurance, home improvement and other professionals that enable those professionals to connect with Realtor.com®'s highly engaged and valuable consumer audience. Media products include sponsorships, display advertisements, text links, directories and other advertising and lead generation services. Non-listing advertisement pricing models include cost per thousand, cost per click, cost per unique user and subscription-based sponsorships of specific content areas or targeted geographies.

In addition to Realtor.com®, Move also offers online tools and services to do-it-yourself landlords and tenants, including Avail, a platform that improves the renting experience for do-it-yourself landlords and tenants with online tools, educational content and world-class support. Avail employs a variety of pricing models, including subscription fees, as well as fixed- or variable-pricing models.

The Company's digital real estate services businesses operate in highly competitive markets that are evolving rapidly in response to new technologies, business models, product and service offerings and changing consumer and customer preferences. The success of these businesses depends on their ability to provide products and services that are useful for consumers, real estate, mortgage and other related services professionals, homebuilders and landlords and attractive to their advertisers, the breadth, depth and accuracy of information they provide and brand awareness and reputation. These businesses compete primarily with companies that provide real-estate focused technology, products and services in their respective geographic markets, including other real estate and property websites in Australia, the United States and Asia.

Subscription Video Services

The Company's Subscription Video Services segment provides sports, entertainment and news services to pay-TV and streaming subscribers and other commercial licensees, primarily via satellite and internet distribution. This segment consists of (i) the Company's 65% interest in NXE Australia Pty Limited, which, together with its subsidiaries, is referred to herein as the "Foxtel Group" (the remaining 35% interest in the Foxtel Group is held by Telstra Corporation Limited), and (ii) Australian News Channel ("ANC").

The Foxtel Group

The Foxtel Group is the largest Australian-based subscription television provider, with a suite of offerings targeting a wide range of consumers. These include (i) its Foxtel premium pay-TV aggregation and Foxtel Now streaming services, which deliver approximately 200 channels[1], including a number of owned and operated channels, covering sports, general entertainment, movies, documentaries, music, children's programming and news, and (ii) its sports and entertainment streaming services, Kayo Sports and *BINGE*. Through both its owned and operated and licensed channels on Foxtel, as well as Foxtel Now and Kayo Sports, the Foxtel Group broadcasts and streams approximately 30,000 hours of live sports programming each year, encompassing both live national and international licensed sports events such as National Rugby League, Australian Football League, Cricket Australia and various motorsports programming. Live sports programming also includes other featured original and licensed premium sports content tailored to the Australian market such as events from ESPN. Entertainment content provided by the Foxtel Group through the Foxtel, Foxtel Now and *BINGE* services includes television programming from Warner Bros. Discovery, FOX, NBCUniversal, Paramount Global and BBC Studios, as well as Foxtel-produced original dramas and lifestyle shows.

The Foxtel Group's content is available through channels and on-demand and is currently distributed to broadcast subscribers using Optus's satellite platform, internet delivery via Foxtel's set-top boxes, including the iQ4 and iQ5 (satellite and internet only), and cable networks accessed through Telstra. The Foxtel Group intends to migrate all broadcast subscribers to satellite or internet delivery by October 2023. Broadcast subscribers can also access Foxtel's content using Foxtel GO, a companion service app on mobile devices. In addition, the Foxtel Group offers video content via the internet through its streaming services, including Kayo Sports, *BINGE* and Foxtel Now, which are available on a number of devices. The Foxtel Group also offers a bundled broadband product, which consists of Foxtel's broadcast pay-TV service, sold together with an unlimited broadband service (predominantly on the National Broadband Network), and an option for customers to add home phone services. In addition to its subscription television services, the Foxtel Group operates FOX SPORTS Australia, the leading producer of live sports programming in Australia, foxsports.com.au, a leading general sports news website in Australia, and Watch NRL and Watch AFL, subscription services that provide live streaming and on-demand replays of National Rugby League and Australian Football League matches internationally.

The Foxtel Group generates revenue primarily through subscription revenue from its pay-TV and streaming services as well as advertising revenue, including through its new advertising product within *BINGE*. The Foxtel Group's business generally is not highly seasonal, though subscribers and results can fluctuate due to the timing and mix of its local and international sports programming. See Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" for information regarding certain key performance indicators for the Foxtel Group.

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[1] Channel count includes standard definition channels, high definition versions of those channels, audio channels and 4K Ultra HD channels.

The Foxtel Group competes primarily with a variety of other video content providers, such as traditional Free To Air ("FTA") TV operators in Australia, including the three major commercial FTA networks and two major government-funded FTA broadcasters, and content providers that deliver video programming over the internet to televisions, computers, and mobile and other devices. These providers include Internet Protocol television, or IPTV, subscription video-on-demand, or SVOD, and broadcast video-on-demand, or BVOD, services; streaming services offered through digital media providers; as well as programmers and distributors that provide content, including smaller, lower-cost or free programming packages, directly to consumers over the internet. The Company believes that the Foxtel Group's premium service and exclusive content, wide array of products and services, set-top box features that enable subscribers to record, rewind, discover and watch content, its integration of third-party apps and its investment in On Demand capability and programming enable it to offer subscribers a compelling alternative to its competitors. Its streaming services, including Kayo Sports, *BINGE* and Foxtel Now, provide a diversified portfolio of subscription television services that allow the Foxtel Group to provide services targeted at a wide range of Australian consumers.

Australian News Channel

ANC operates nine channels and has carriage rights for two additional channels in Australia featuring the latest in news, politics, sports, entertainment, public affairs, business and weather. ANC is licensed by Sky International AG to use Sky trademarks and domain names in connection with its operation and distribution of channels and services. ANC's channels consist of Fox Sports News, Sky News Live, Sky News Weather, Sky News Extra, Sky News Extra 1, Sky News Extra 2, Sky News Extra 3, Sky News New Zealand and Sky News Regional. ANC channels are distributed throughout Australia and New Zealand and available on Foxtel and Sky Network Television NZ. Sky News Regional is available on the regional FTA WIN and Southern Cross Austereo networks in Australia. ANC also owns and operates the international Australia Channel IPTV service and offers content across a variety of digital media platforms, including web, mobile and third party providers. ANC primarily generates revenue through monthly affiliate fees received from pay-TV providers and advertising.

ANC competes primarily with other news providers in Australia and New Zealand via its subscription television channels, third party content arrangements and free domain website. Its Australia Channel IPTV service also competes against subscription-based streaming news providers in regions outside of Australia and New Zealand.

Dow Jones

The Company's Dow Jones segment is a global provider of news and business information, which distributes its content and data through a variety of owned and off-platform media channels including newspapers, newswires, websites, mobile apps, newsletters, magazines, proprietary databases, live journalism, video and podcasts. This segment consists of the Dow Jones business, whose products target individual consumers and enterprise customers and include *The Wall Street Journal*, *Barron's*, MarketWatch, *Investor's Business Daily*, Dow Jones Risk & Compliance, OPIS, Factiva and Dow Jones Newswires. The Dow Jones segment's revenue is diversified across business-to-consumer and business-to-business subscriptions, circulation, advertising, including custom content and sponsorships, licensing fees for its print and digital products and participation fees for its live journalism events. Advertising revenues at the Dow Jones segment are subject to seasonality, with revenues typically highest in the Company's second fiscal quarter due to the end-of-year holiday season.

Consumer Products

Through its premier brands and authoritative journalism, the Dow Jones segment's products targeting individual consumers provide insights, research and understanding that enable consumers to stay informed and make educated financial decisions. As consumer preferences for content consumption evolve, the Dow Jones segment continues to capitalize on a variety of digital distribution platforms, technologies and business models for these products, including distribution of content through licensing arrangements with third party subscription and non-subscription platform providers such as Apple News and Google, which is referred to as off-platform distribution. With a focus on the financial markets, investing and other professional services, many of these products offer advertisers an attractive consumer demographic. Products targeting consumers include the following:

- *The Wall Street Journal (WSJ)*. WSJ, Dow Jones's flagship consumer product, is available in print, online and across multiple mobile devices. WSJ covers national and international news and provides analysis, commentary, reviews and opinions on a wide range of topics, including business developments and trends, economics, financial markets, investing, science and technology, lifestyle, culture, consumer products and sports. WSJ's print products are printed at plants located around the U.S., including both owned and third-party facilities. WSJ's digital products offer both free content and premium, subscription-only content and are comprised of WSJ.com, WSJ mobile products, including a responsive design website and mobile apps (WSJ Mobile), and live and on-demand video through WSJ.com and other platforms such as YouTube, internet-connected television and set-top boxes (WSJ

Video), as well as podcasts. For the year ended June 30, 2023, WSJ Mobile (including WSJ.com accessed via mobile devices, as well as apps, and excluding off-platform distribution) accounted for approximately 68% of visits to WSJ's digital news and information products according to Adobe Analytics.

- *Barron's Group*. The Barron's Group focuses on Dow Jones consumer brands outside of The Wall Street Journal franchise, including *Barron's* and MarketWatch, among other properties.

    <u>*Barron's*</u>. *Barron's*, which is available to subscribers in print, online and on multiple mobile devices, delivers news, analysis, investigative reporting, company profiles and insightful statistics for investors and others interested in the investment world.

    <u>*MarketWatch*</u>. MarketWatch is an investing and financial news website targeting active investors. It also provides real-time commentary and investment tools and data. Products include mobile apps and a responsive design website, and revenue is generated through the sale of advertising, as well as its premium digital subscription service.

- *Investor's Business Daily (IBD)*. IBD provides investing content, analytical products and educational resources to subscribers in print and online, as well as through mobile apps and video. IBD's services include the Investors.com website, the MarketSmith and LeaderBoard market research and analysis tools and a weekly print publication.

- *The Wall Street Journal Digital Network (WSJDN)*. WSJDN offers advertisers the opportunity to reach Dow Jones's audience across a number of brands, including WSJ, Barron's and MarketWatch. WSJDN does not include IBD.

- *Live Journalism*. The Dow Jones segment offers a number of in-person and virtual conferences and events each year. These live journalism events offer advertisers and sponsors the opportunity to reach a select group of influential leaders from industry, finance, government and policy. Many of these programs also earn revenue from participation fees charged to attendees.

The following table provides information regarding average daily subscriptions (excluding off-platform distribution) during the three months ended June 30, 2023 for certain Dow Jones segment consumer products and for all consumer subscription products:

(in 000's)	The Wall Street Journal[1]	Barron's Group[1][2]	Total Consumer[1][3]
Digital-only subscriptions[4][5]	3,406	1,018	4,510
Print subscriptions[4][5]	560	150	732
Total subscriptions[4]	3,966	1,168	5,242

(1) Based on internal data for the period from April 3, 2023 to July 2, 2023, with independent verification procedures performed by PricewaterhouseCoopers LLP UK.

(2) Barron's Group consists of *Barron's*, MarketWatch, *Financial News* and *Private Equity News*.

(3) Total Consumer consists of *The Wall Street Journal*, Barron's Group and *Investor's Business Daily*.

(4) Subscriptions include individual consumer subscriptions, as well as subscriptions purchased by companies, schools, businesses and associations for use by their respective employees, students, customers or members. Subscriptions exclude single-copy sales and copies purchased by hotels, airlines and other businesses for limited distribution or access to customers.

(5) For some publications, including *The Wall Street Journal* and *Barron's*, the Dow Jones segment sells bundled print and digital products. For bundles that provide access to both print and digital products every day of the week, only one unit is reported each day and is designated as a print subscription. For bundled products that provide access to the print product only on specified days and full digital access, one print subscription is reported for each day that a print copy is served and one digital subscription is reported for each remaining day of the week.

The following table provides information regarding the digital platforms (excluding off-platform distribution) for certain Dow Jones segment consumer products:

	FY2023 Average Monthly Visits[1]	FY2023 Average Monthly Page Views[2]	FY2023 Average Monthly Unique Users[3]
WSJ	133 million	473 million	51 million
MarketWatch	82 million	196 million	38 million
Total Consumer[4]	240 million	723 million	105 million

(1) Includes visits via websites and mobile apps based on Adobe Analytics for the 12 months ended June 30, 2023.

(2)   Includes page views via websites and mobile apps based on Adobe Analytics for the 12 months ended June 30, 2023.

(3)   Includes aggregate unique users accessing websites and mobile apps based on Adobe Analytics for the 12 months ended June 30, 2023. See "Part I. Business—Explanatory Note Regarding Certain Metrics" for more information regarding the calculation of unique users.

(4)   Total Consumer consists of WSJDN and IBD.

Professional Information Products

The Dow Jones segment's professional information products, which target enterprise customers, combine news and information with technology and tools that inform decisions and aid awareness, research, understanding and compliance. These products consist of its Dow Jones Risk & Compliance, OPIS, Factiva and Dow Jones Newswires products. Specific products include the following:

•   *Dow Jones Risk & Compliance*. Dow Jones Risk & Compliance products provide data solutions for customers focused on anti-bribery and corruption, anti-money laundering, counter terrorism financing, monitoring embargo and sanction lists and other compliance requirements. Dow Jones's solutions allow customers to filter their business transactions and third parties against its data to identify regulatory, corporate and reputational risk, and request follow-up reports to conduct further due diligence. Products include online risk data and negative news searching tools such as RiskCenter Financial Crime Search and RiskCenter Financial Crime Screening and Monitoring for bulk screening and RiskCenter Trade Compliance for trade finance-related checks on dual-use goods. Dow Jones also provides an online solution for supplier risk assessment, RiskCenter Third Party, which provides customers with automated risk and compliance checks via questionnaires and embedded scoring. Feed services include PEPs (politically exposed persons), Sanctions, Adverse Media and other Specialist Lists. In addition, Dow Jones produces customized Due Diligence Reports to assist its customers with regulatory compliance.

•   *Oil Price Information Service (OPIS)*. OPIS provides pricing data, news, analysis, software and events relating to energy commodities, including crude oil, refined products, petrochemicals, natural gas liquids, coal, metals, renewables, Renewable Identification Numbers and carbon credits. OPIS also provides pricing data, insights, analysis and forecasting for key base chemicals through its Chemical Market Analytics business.

•   *Factiva*. Factiva is a leading provider of global business content, built on an archive of important original and licensed publishing sources. Factiva offers content from approximately 33,000 global news and information sources from over 200 countries and territories and in 32 languages. This combination of business news and information, plus sophisticated tools, helps professionals find, monitor, interpret and share essential information. As of June 30, 2023, there were approximately 1.0 million activated Factiva users, including both institutional and individual accounts.

•   *Dow Jones Newswires*. Dow Jones Newswires distributes real-time business news, information, analysis, commentary and statistical data to financial professionals and investors worldwide. It publishes, on average, over 15,000 news items each day, which are distributed via Dow Jones's market data platform partners, including Bloomberg and FactSet, as well as trading platforms and websites reaching hundreds of thousands of financial professionals. This content also reaches millions of individual investors via customer portals and the intranets of brokerage and trading firms, as well as digital media publishers. Dow Jones Newswires is also used as an input for algorithms supporting automated trading.

The Dow Jones segment's businesses compete with a wide range of media and information businesses, including print publications, digital media and information services.

The Dow Jones segment's consumer products, including its newspapers, magazines, digital publications, podcasts and video, compete for consumers, audience and advertising with other local and national newspapers, web and app-based media, news aggregators, customized news feeds, search engines, blogs, magazines, investment tools, social media sources, podcasts and event producers, as well as other media such as television, radio stations and outdoor displays. Competition for subscriptions and circulation is based on news and editorial content, data and analytics content in research tools, subscription pricing, cover price and, from time to time, various promotions. Competition for advertising is based upon advertisers' judgments as to the most effective media for their advertising budgets, which is in turn based upon various factors, including circulation volume, readership levels, audience demographics, advertising rates, advertising effectiveness and brand strength and reputation. As a result of rapidly changing and evolving technologies (including recent developments in artificial intelligence (AI), particularly generative AI), distribution platforms and business models, and corresponding changes in consumer behavior, the consumer-focused businesses within the Dow Jones segment continue to face increasing competition for both circulation and advertising revenue, including from a variety of alternative news and information sources, as well as programmatic advertising buying channels and

off-platform distribution of its products. Shifts in consumer behavior require the Company to continually innovate and improve upon its own products, services and platforms in order to remain competitive. The Company believes that these changes will continue to pose opportunities and challenges, and that it is well positioned to leverage its global reach, brand recognition and proprietary technology to take advantage of the opportunities presented by these changes.

The Dow Jones segment's professional information products that target enterprise customers compete with various information service providers, compliance data providers, global financial newswires and energy and commodities pricing and data providers, including Reuters News, RELX (including LexisNexis and ICIS), Refinitiv, S&P Global, DTN and Argus Media, as well as many other providers of news, information and compliance data.

Book Publishing

The Company's Book Publishing segment consists of HarperCollins, the second largest consumer book publisher in the world based on global revenue, with operations in 17 countries. HarperCollins publishes and distributes consumer books globally through print, digital and audio formats. Its digital formats include e-books and downloadable audio books for a variety of mobile devices. HarperCollins owns more than 120 branded imprints, including Harper, William Morrow, Mariner, HarperCollins Children's Books, Avon, Harlequin and Christian publishers Zondervan and Thomas Nelson.

HarperCollins publishes works by well-known authors such as Harper Lee, George Orwell, Agatha Christie and Zora Neale Hurston, as well as global author brands including J.R.R. Tolkien, C.S. Lewis, Daniel Silva, Karin Slaughter and Dr. Martin Luther King, Jr. It is also home to many beloved children's books and authors, including *Goodnight Moon*, *Curious George*, *Little Blue Truck*, *Pete the Cat* and David Walliams. In addition, HarperCollins has a significant Christian publishing business, which includes the NIV Bible, *Jesus Calling* and author Max Lucado. HarperCollins' print and digital global catalog includes more than 250,000 publications in different formats, in 16 languages, and it licenses rights for its authors' works to be published in more than 50 languages around the world. HarperCollins publishes fiction and nonfiction, with a focus on general, children's and religious content. Additionally, in the U.K., HarperCollins publishes titles for the equivalent of the K-12 educational market.

As of June 30, 2023, HarperCollins offered approximately 150,000 publications in digital formats, and nearly all of HarperCollins' new titles, as well as the majority of its entire catalog, are available as e-books. Digital sales, comprising revenues generated through the sale of e-books as well as downloadable audio books, represented approximately 22% of global consumer revenues for the fiscal year ended June 30, 2023.

During fiscal 2023, HarperCollins U.S. had 171 titles on the *New York Times* print and digital bestseller lists, with 28 titles hitting number one, including *Amari and The Great Game* by B.B. Alston, *Babel* by R.F. Kuang, *Battle for The American Mind* by Pete Hegseth with David Goodwin, *Blade Breaker* by Victoria Aveyard*, Faith Still Moves Mountains* by Farris Faulkner, *Finding Me* by Viola Davis, *Little Blue Truck Makes a Friend* by Alice Schertle, *Magnolia Table, Vol 3* by Joanna Gaines, *Never Never* by Colleen Hoover and Tarryn Fisher, *Nic Blake and The Remarkables* by Angie Thomas, *Portrait of an Unknown Woman* by Daniel Silva, *Saved* by Benjamin Hall, *The Courage to Be Free* by Ron DeSantis, *The First to Die at The End* by Adam Silvera, *The One and Only Ivan* by Katherine Applegate and *The Sour Grape* by Jory John and Pete Oswald.

HarperCollins derives its revenue from the sale of print and digital books to a customer base that includes global technology companies, traditional brick and mortar booksellers, wholesale clubs and discount stores, including Amazon, Apple, Barnes & Noble and Tesco. Revenues at the Book Publishing segment are significantly affected by the timing of releases and the number of HarperCollins' books in the marketplace, and are typically highest during the Company's second fiscal quarter due to increased demand during the end-of-year holiday season in its main operating geographies.

The book publishing business operates in a highly competitive market that is quickly changing and continues to see technological innovations. HarperCollins competes with other large publishers, such as Penguin Random House, Simon & Schuster and Hachette Livre, as well as with numerous smaller publishers, for the rights to works by well-known authors and public personalities; competition could also come from new entrants as barriers to entry in book publishing are low. In addition, HarperCollins competes for consumers with other media formats and sources such as movies, television programming, magazines and mobile content. The Company believes HarperCollins is well positioned in the evolving book publishing market with significant size and brand recognition across multiple categories and geographies.

News Media

The Company's News Media segment consists primarily of News Corp Australia, News UK and the *New York Post*. This segment also includes Wireless Group, operator of talkSPORT, the leading sports radio network in the U.K., and Virgin Radio, TalkTV in

the U.K., which is available on multiple platforms including linear television and streaming, and Storyful, a social media content agency that enables the Company to source real-time video content through social media platforms. The News Media segment generates revenue primarily through circulation and subscription sales of its print and digital products and sales of print and digital advertising. Advertising revenues at the News Media segment are subject to seasonality, with revenues typically highest in the Company's second fiscal quarter due to the end-of-year holiday season in its main operating geographies.

News Corp Australia

News Corp Australia is one of the leading news and information providers in Australia by readership, with both digital and print mastheads covering a national, regional and suburban footprint. Its digital mastheads are among the leading digital news properties in Australia based on monthly unique audience data and had approximately 943,000 aggregate digital closing subscribers as of June 30, 2023. In addition, its Monday to Friday, Saturday and Sunday, weekly and bi-weekly newspapers were read by 4.6 million Australians on average every week during the year ended March 31, 2023.

News Corp Australia's news portfolio includes *The Australian* and *The Weekend Australian* (National), *The Daily Telegraph* and *The Sunday Telegraph* (Sydney), *Herald Sun* and *Sunday Herald Sun* (Melbourne), *The Courier Mail* and *The Sunday Mail* (Brisbane) and *The Advertiser* and *Sunday Mail* (Adelaide), as well as paid digital platforms for each. In addition, News Corp Australia owns leading regional publications in Geelong, Cairns, Townsville, Gold Coast and Darwin and a small number of community mastheads.

The following table provides information regarding key properties within News Corp Australia's portfolio:

	Total Paid Subscribers for Combined Masthead (Print and Digital)[1]	Total Monthly Audience for Combined Masthead (Print and Digital)[2]
The Australian	318,417	4.2 million
The Daily Telegraph	152,457	4.0 million
Herald Sun	150,887	4.2 million
The Courier Mail	140,532	2.9 million
The Advertiser	103,353	1.7 million

(1)   As of June 30, 2023, based on internal sources.

(2)   Based on Roy Morgan Single Source Australia; Apr 2022 – Mar 2023; P14+ average monthly print readership data for the year ended March 31, 2023.

News Corp Australia's broad portfolio of digital properties also includes news.com.au, one of the leading general interest sites in Australia that provides breaking news, finance, entertainment, lifestyle, technology and sports news and delivers an average monthly unique audience of approximately 12.9 million based on Ipsos iris monthly total audience ratings for the six months ended June 30, 2023[2]. In addition, News Corp Australia owns other premier digital properties such as taste.com.au, a leading food and recipe site, and kidspot.com.au, a leading parenting website, as well as various other digital media assets. As of June 30, 2023, News Corp Australia's other assets included a 13.3% interest in ARN Media Limited, which operates a portfolio of Australian radio media assets, and a 28.1% interest in Hipages Group Holdings Ltd, which operates a leading on-demand home improvement services marketplace.

News UK

News UK publishes *The Sun*, *The Sun on Sunday*, *The Times* and *The Sunday Times,* which are leading newspapers in the U.K. that together accounted for approximately one-third of all national newspaper sales as of June 30, 2023. *The Sun* is the most read news brand in the U.K., and *The Times* and *The Sunday Times* are the most read national newspapers in the U.K. quality market. News UK also distributes content through its digital platforms, including its websites, thesun.co.uk, the-sun.com, thetimes.co.uk and thesundaytimes.co.uk, as well as mobile apps. Together, across print and digital, these brands reach approximately 74% of adult news readers in the U.K., or approximately 35 million people, based on PAMCo data for the year ended December 31, 2022. In addition to revenue from advertising, circulation and subscription sales for its print and digital products, News UK generates revenue by providing third party printing services through its world-class printing facilities in England and Scotland and is one of

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[2] Full year data unavailable due to source change from Nielsen to Ipsos iris. Ipsos iris is the new digital audience measurement source that has been endorsed by the Interactive Advertising Bureau, Australia's board and measurement council for digital advertising.

the largest contract printers in the U.K. In addition, News UK has assembled a portfolio of complementary ancillary product offerings, including betting and gaming products. The following table provides information regarding News UK's news portfolio:

	Print Average Issue Readership[1]	Paid Subscribers[2]	Monthly Global Unique Users[4]
The Sun (Mon – Sat)	2,104,000	N/A	159 million
The Sun on Sunday	2,109,000	N/A	
The Times (Mon – Sat)	922,000	120,000 (print)[3] 565,000 (digital)	N/A
The Sunday Times	1,477,000	109,000 (print)[3] 565,000 (digital)	N/A

(1)   Based on Publishers Audience Measurement Company ("PAMCo") data for the 12 months ended December 31, 2022.

(2)   As of June 30, 2023, based on internal sources and including subscribers to the *Times Literary Supplement* ("TLS"). Total subscribers across *The Times* and *The Sunday Times*, including TLS, as of June 30, 2023 was 694,000, including 565,000 closing digital subscribers. Total figures are de-duplicated for subscribers who receive a print product every day of the week.

(3)   In addition to their print and digital-only products, *The Times* and *The Sunday Times* sell print and digital products bundled into one subscription. For bundled products that provide access to both print and digital products every day of the week, only one subscriber is reported as of June 30, 2023 and is designated as a print subscriber. For bundled products that provide access to the print product only on specified days and full digital access, a fraction equal to the number of days that a print copy is served relative to the total days in the week is reported as a print subscriber as of June 30, 2023 and a fraction equal to the number of remaining days of the week, when only a digital copy is served, relative to the total days in the week is reported as a digital subscriber.

(4)   Includes aggregate unique users accessing thesun.co.uk, the-sun.com and other associated websites and mobile apps based on Meta Pixel data for the month ended June 30, 2023. See "Part I. Business—Explanatory Note Regarding Certain Metrics." In fiscal 2023, News UK transitioned from Google Analytics to Meta Pixel, which provides more timely data and enhanced functionality.

New York Post

NYP Holdings is the publisher of the *New York Post* (the "*Post*"), NYPost.com, PageSix.com, Decider.com and related mobile apps and social media channels. The *Post* is the oldest continuously published daily newspaper in the U.S., with a focus on coverage of the New York metropolitan area. The *Post* provides a variety of general interest content ranging from breaking news to business analysis, and is known in particular for its comprehensive sports coverage, famous headlines and its iconic Page Six section, an authority on celebrity news. The print version of the *Post* is primarily distributed in New York, as well as throughout the Northeast, Florida and California. For the three months ended June 30, 2023, average weekday circulation based on internal sources, including mobile app digital editions, was 525,034. In addition, the Post Digital Network, which includes NYPost.com, PageSix.com and Decider.com, averaged approximately 154.3 million unique users per month during the quarter ended June 30, 2023 according to Google Analytics. See "Part I. Business—Explanatory Note Regarding Certain Metrics" for information regarding the calculation of unique users.

The News Media segment's newspapers, magazines, digital publications, radio stations, television station and podcasts generally face competition from similar sources, and compete on similar bases, as the consumer products within the Dow Jones segment, particularly in their respective operating geographies. See "Item 1. Business – Business Overview – Dow Jones" above for further information.

Other

The Other segment includes the Company's general corporate overhead expenses, strategy costs and costs related to the U.K. Newspaper Matters.

Governmental Regulation

General

Various aspects of the Company's activities are subject to regulation in numerous jurisdictions around the world. The introduction of new laws and regulations in countries where the Company's products and services are produced or distributed, and changes in existing laws and regulations in those countries or the enforcement thereof, could have a negative impact on the Company's interests.

Australian Media Regulation

The Company's subscription television interests are subject to Australia's regulatory framework for the broadcasting industry, including the Broadcasting Services Act 1992 (Cth) (the "Broadcasting Services Act") and associated Codes. The key regulatory body for the Australian broadcasting industry is the Australian Communications and Media Authority.

Key regulatory issues for subscription television providers include: (a) anti-siphoning restrictions—currently under the 'anti-siphoning' provisions of the Broadcasting Services Act, subscription broadcast television providers are restricted from acquiring rights to televise certain listed events (for example, the Olympic Games and certain Australian Football League and cricket matches) unless a national or commercial television broadcaster whose television broadcasting services cover more than 50% of the Australian population has acquired the right to televise the event or such rights have not been acquired 26 weeks before the start of the relevant event and an FTA broadcaster has had a reasonable opportunity to acquire the rights to that event; and (b) content requirements—the Company must comply with certain content requirements, including restrictions on the inclusion of gambling advertising during live sporting events.

Foxtel is also subject to various consumer protection regimes under the Telecommunications Act 1997 (Cth), the Telecommunications Act 1999 (Cth) and associated Codes, which apply to Foxtel's provision of broadband and voice services to retail customers.

The Company's Australian operating businesses are subject to other parts of the Broadcasting Services Act that may impact the Company's ownership structure and operations and restrict its ability to take advantage of acquisition or investment opportunities.

Benchmark Regulation

In connection with the OPIS business, the Company has established its own benchmark administrator, OPIS Benchmark Administration B.V. (the "Administrator"), organized in the Netherlands and authorized under the EU Benchmarks Regulation (EU) 2016/1011 (the "EU BMR") by the Netherlands Authority for Financial Markets (the "AFM"). The Administrator oversees compliance with principles, policies and procedures governing conflicts of interest, complaints handling, input data, benchmark methodologies and other matters for any price assessments and benchmarks under its administration. The Administrator has published on its website policies and other materials governing such administration, including a benchmark statement as well as policies and procedures concerning methodologies, complaints, corrections and material changes.

The Administrator currently oversees two OPIS price assessments, which are not presently used as a reference for trading on an EU exchange and consequently are not benchmarks within the meaning of the EU BMR and not subject to supervision by the AFM. The OPIS business plans to have one or more benchmarks that will be used as a reference for trading on an EU exchange in the future, and such benchmarks would become subject to supervision by the AFM. The OPIS business has also aligned its oil and commodities price reporting, including the two price assessments currently administered by the Administrator, with the International Organisation of Securities Commission's ("IOSCO's") Principles for Oil Reporting Agencies, which are intended to enhance the reliability of oil and commodity price assessments that are referenced in derivative contracts subject to regulation by IOSCO members.

Data Privacy and Security Regulation

The Company's business activities are subject to laws and regulations governing the collection, use, sharing, protection and retention of personal data, which continue to evolve and have implications for how such data is managed. For example, in the U.S., the Federal Trade Commission continues to expand its application of general consumer protection laws to commercial data practices, including to the use of personal and profiling data from online users to deliver targeted internet advertisements. More state and local governments are also expanding, enacting or proposing data privacy laws that govern the collection and use of personal data of their residents and establish or increase penalties and in some cases, afford private rights of action to individuals

for failure to comply, and most states have enacted legislation requiring businesses to provide notice to state agencies and to individuals whose personal information has been accessed or disclosed as a result of a data breach. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act ("CPRA"), establishes certain transparency rules, puts greater restrictions on how the Company can collect, use and share personal information of California residents and provides California residents with certain rights regarding their personal information. The CPRA provides for civil penalties for violations, as well as a private right of action for data breaches. Similar legislation in many states impose transparency and other obligations with respect to personal data of their respective residents and provide residents with similar rights, with the exception of a private right of action. Additionally, certain of the Company's websites, mobile apps and other online business activities are also subject to laws and regulations governing the online privacy of children, including the Children's Online Privacy Protection Act of 1998, which prohibits the collection of personal information online from children under age 13 without prior parental consent, and the California Age Appropriate Design Code (which goes into effect on July 1, 2024), which prescribes rules relating to the design of online services likely to be accessed by children under age 18 ("CAADC").

Similar laws and regulations have been implemented in many of the other jurisdictions in which the Company operates, including the European Union, the U.K. and Australia. For example, the European Union adopted the General Data Protection Regulation ("GDPR"), which provides a uniform set of rules for personal data processing throughout the European Union, and the U.K. adopted the Data Protection Act of 2018 (the "UK DPA") as well as the UK General Data Protection Regulation ("UK GDPR"). The GDPR, UK DPA and UK GDPR expand the regulation of the collection, processing, use, sharing and security of personal data, contain stringent conditions for consent from data subjects, strengthen the rights of individuals, including the right to have personal data deleted upon request, continue to restrict the trans-border flow of such data, require companies to conduct privacy impact assessments to evaluate data processing operations that are likely to result in a high risk to the rights and freedoms of individuals, require mandatory data breach reporting and notification, significantly increase maximum penalties for non-compliance (up to 20 million Euros or 17 million pounds, as applicable, or 4% of an entity's worldwide annual turnover in the preceding financial year, whichever is higher) and increase the enforcement powers of the data protection authorities. The European Union also plans to replace its existing e-Privacy Directive with a new e-Privacy Regulation that will complement the GDPR and amend certain rules, including with respect to cookies and other similar technologies that the Company utilizes to obtain information from visitors to the Company's various digital offerings. Reform of the U.K. data protection framework is currently under discussion as the Data Protection and Digital Information (No. 2) Bill progresses through the U.K. legislative process. The Bill in its current form would also make certain amendments to the U.K.'s regulations implementing the European Union's e-Privacy Directive. In addition, the U.K. has adopted the UK Age Appropriate Design Code, which is similar to the CAADC discussed above.

The Company and some of its service providers rely on certain mechanisms, such as Standard Contractual Clauses, to address the European and U.K. data protection requirements for transfers of data that continue to evolve and are often subject to uncertainty and legal challenges. In June 2021, the European Commission adopted two new sets of European Union Standard Contractual Clauses, which regulate the relationship between controller and processor in accordance with the GDPR and international data transfers to a third country in the absence of an adequacy decision under the GDPR. The European Data Protection Board also adopted recommendations on measures that supplement data transfer tools to ensure compliance with the level of personal data protection required in Europe, including requirements for data exporters to assess the risks related to the transfer of personal data outside the European Economic Area and to implement, if necessary, additional contractual, organizational and technical measures such as encryption and pseudonymization. For data transfers subject to the UK GDPR, the International Data Transfer Agreement and the International Data Transfer Addendum to the European Union Standard Contractual Clauses have also been adopted. With respect to data transfers to the U.S., the European Commission has recently adopted the adequacy decision for the EU-US Data Privacy Framework and a corresponding decision from the U.K. is also expected. Such evolving requirements could cause the Company to incur additional costs, require it to change business practices or affect the manner in which it provides its services.

In Australia, data privacy laws impose additional requirements on organizations that handle personal data by, among other things, requiring the disclosure of cross-border data transfers, placing restrictions on direct marketing practices and imposing mandatory data breach reporting, and additional data privacy and security requirements and industry standards are under consideration.

Industry participants in the U.S., Europe and Australia have taken steps to increase compliance with relevant industry-level standards and practices, including the implementation of self-regulatory regimes for online behavioral advertising that impose obligations on participating companies, such as the Company, to give consumers a better understanding of advertisements that are customized based on their online behavior.

The interpretation and application of data privacy and security laws are often uncertain and evolving in the United States and internationally. Moreover, data privacy and security laws vary between local, state, federal and international jurisdictions and may

potentially conflict from jurisdiction to jurisdiction. The Company continues to monitor pending legislation and regulatory initiatives to ascertain relevance, analyze impact and develop strategic direction surrounding regulatory trends and developments, including any changes required in the Company's data privacy and security compliance programs.

U.K. Press Regulation

As a result of the implementation of recommendations of the Leveson inquiry into the U.K. press, a Press Recognition Panel responsible for approving, overseeing and monitoring a new press regulatory body or bodies was established. Once approved by the Press Recognition Panel, the new press regulatory body or bodies would be responsible for overseeing participating publishers. In addition to the Press Recognition Panel, certain legislation provides that publishers who are not members of an approved regulator may be liable for exemplary damages in certain cases where such damages are not currently awarded and, if Section 40 of the Crime and Courts Act 2013 is commenced, the payment of costs for both parties in libel actions in certain circumstances.

Press regulator IMPRESS was recognized as an approved regulator by the Press Recognition Panel on October 25, 2016. However, publications representing the majority of the industry in the U.K., including News UK, entered into binding contracts to form an alternative regulator, the Independent Press Standards Organisation, or IPSO, in September 2014. IPSO currently has no plans to apply for recognition from the Press Recognition Panel. IPSO has an independent chairman and a 12-member board, the majority of which are independent. IPSO oversees the Editors' Code of Practice, requires members to implement appropriate internal governance processes and requires self-reporting of any failures, provides a complaints handling service, has the ability to require publications to print corrections and has the power to investigate serious or systemic breaches of the Editors' Code of Practice and levy fines of up to £1 million. The burdens IPSO imposes on its print media members, including the Company's newspaper publishing businesses in the U.K., may result in competitive disadvantages versus other forms of media and may increase the costs of regulatory compliance.

U.K. Radio and Television Broadcasting Regulation

The Company's radio stations in the U.K. and Ireland and TalkTV are subject to regulation by the Office of Communications (Ofcom), the regulatory body for broadcasting in the U.K. In accordance with Ofcom's regulations, the Company is required, among other things, to obtain and maintain licenses to operate these radio stations and TalkTV. Although the Company expects its licenses will, where relevant, be renewed in the ordinary course upon their expiration, there can be no assurance that this will be the case. Non-compliance by the Company with the requirements associated with such licenses or other applicable laws and regulations, including of Ofcom, could result in fines, additional license conditions, license revocation or other adverse regulatory actions.

Intellectual Property

The Company's intellectual property assets include: copyrights in newspapers, books, video programming and other content and technologies; trademarks in names and logos; trade names; domain names; and licenses of intellectual property rights. These licenses include: (1) the sports programming rights licenses for the National Rugby League, Australian Football League, Cricket Australia, V8 Supercars, Formula One and other broadcasting rights described in Note 16 to the Financial Statements; (2) licenses from various third parties of patents and other technology for the set-top boxes and related operating and conditional access systems used in the Company's subscription television business; (3) the trademark license for the Realtor.com® website address, as well as the REALTOR® trademark (the "NAR License"); and (4) the trademark licenses for the use of FOX formative trademarks used in the Company's pay-TV business in Australia (the "Fox Licenses"). In addition, its intellectual property assets include patents or patent applications for inventions related to its products, business methods and/or services, none of which are material to its financial condition or results of operations. The Company derives value and revenue from its intellectual property assets through, among other things, print and digital newspaper and magazine subscriptions and sales, subscriptions to its pay-TV services and distribution and/or licensing of its television programming to other television services, the sale, distribution and/or licensing of print and digital books, the sale of subscriptions to its content and information services and the operation of websites and other digital properties.

The Company devotes significant resources to protecting its intellectual property assets in the U.S., the U.K., Australia and other foreign territories. To protect these assets, the Company relies upon a combination of copyright, trademark, unfair competition, patent, trade secret and other laws and contract provisions. However, there can be no assurance of the degree to which these measures will be successful in any given case. Unauthorized use, including in the digital environment and as a result of recent advances in AI, particularly generative AI, presents a threat to revenues from products and services based on intellectual property. Policing unauthorized use of the Company's products, services and content and related intellectual property is often difficult and

the steps taken may not in every case prevent the infringement by unauthorized third parties of the Company's intellectual property. For example, the Company seeks to limit the threat of piracy by, among other means, preventing unauthorized access to its content through the use of programming content encryption, signal encryption and other security access devices and digital rights management software, as well as by obtaining site blocking orders against pirate streaming and torrent sites and a variety of other actions. The Company also seeks to limit unauthorized use of its intellectual property by pursuing legal sanctions for infringement, promoting appropriate legislative initiatives and international treaties and enhancing public awareness of the meaning and value of intellectual property and intellectual property laws. However, effective intellectual property protection may be either unavailable or limited in certain foreign territories. Therefore, the Company also engages in efforts to strengthen and update intellectual property protection around the world, including efforts to ensure the effective enforcement of intellectual property laws and remedies for infringement.

Third parties may challenge the validity or scope of the Company's intellectual property from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources that could have an adverse effect on the Company's operations.

Raw Materials

As a major publisher of newspapers, magazines and books, the Company utilizes substantial quantities of various types of paper. In order to obtain the best available prices, substantially all of the Company's paper purchasing is done on a regional, volume purchase basis, and draws upon major paper manufacturing countries around the world. The Company believes that under present market conditions, its sources of paper supply used in its publishing activities are adequate, although prices increased significantly in fiscal 2023. While the Company anticipates these increases will moderate, it expects prices to remain elevated.

Human Capital

News Corp's workforce is critical to the creation and delivery of its premium and trusted content and a key contributor to the success of the company. The Company's ability to attract, retain and engage talented employees with the skills and capabilities needed by its businesses is an essential component of its long-term business strategy to become more global and more digital, and the capabilities of the Company's workforce have continued to evolve along with its business and strategy. Key focus areas of the Company's human capital management strategy are described below, and additional information can be found in its Environmental, Social and Governance ("ESG") Report, available on the Company's website (which is not incorporated by reference herein). The Compensation Committee of the Board of Directors is responsible for assisting the Board in reviewing and assessing the Company's risks, opportunities, strategies and policies related to human capital management, including with respect to matters such as diversity, equity and inclusion, health, safety and security, workforce engagement and culture, and talent development and retention.

As of June 30, 2023, the Company had approximately 25,000 employees, of whom approximately 8,600 were located in the U.S., 5,400 were located in the U.K. and 7,800 were located in Australia. Of the Company's employees, approximately 4,000 were represented by various employee unions. The contracts with such unions will expire during various times over the next several years. The Company believes its current relationships with employees are generally good.

Culture and Values

The delivery of quality news, information and entertainment to customers is a passionate, principled and purposeful enterprise. The Company believes people around the globe turn to News Corp because they trust its dedication to those values and to conducting business with integrity. The Company is always mindful that one of its greatest assets is its reputation, and ethical conduct is part of the vision, strategy and fabric of the Company. The Company has established a Compliance Steering Committee that oversees the Company's global compliance-related policies, protocols and guidance and reports directly to the Board of Directors through the Audit Committee. Performance on ethics and compliance and other ESG objectives is evaluated in determining whether any reduction to the payout of incentive compensation for executive officers is warranted. In addition, all employees are required to regularly complete training on, and affirm compliance with, News Corp's Standards of Business Conduct, which set forth the Company's policy to act respectfully in the workplace, do business ethically and comply with all applicable laws and regulations, and are designed to promote a culture of compliance and legal and ethical awareness throughout the Company. The Standards of Business Conduct are reviewed regularly and approved by the Board of Directors, and are complemented by business-unit and topic-specific policies and trainings, including with respect to workplace conduct, conflicts of interest, anti-corruption and anti-bribery and insider trading.

Diversity, Equity and Inclusion

The Company recognizes that the unique experiences and perspectives of its employees across its businesses are critical to creating brands and products that reflect a diversity of viewpoints and engage and inspire customers around the world. The Company seeks to foster an environment where all employees feel valued, included and empowered to bring great ideas to the table. To achieve this and provide equal employment opportunities across its businesses, the Company is committed to cultivating diversity and equity and broadening opportunities for inclusion across its businesses. As of December 31, 2022, women represented 48% of News Corp's global workforce, 37% of its senior executives[3] and 38% of its Board of Directors, and the Nominating and Corporate Governance Committee has a policy to include women and minorities in the candidate pool as part of the search process for each new Director. The Company's business units have implemented diversity, equity and inclusion programs and practices tailored to their respective industries and geographies. The Company's efforts to promote diversity, equity and inclusion include, among other things, its (1) talent attraction programs and practices to provide equal employment opportunities for all applicants and employees, such as implementing strategies to build diverse candidate pools and pipelines and promoting equitable recruitment and hiring practices, (2) employee development and training and (3) efforts to build a culture of inclusion, such as through mentoring and inclusivity programs. Through fiscal 2023, the Nominating and Corporate Governance Committee assessed the Company's progress towards its diversity, equity and inclusion objectives annually and reported on its review to the Board of Directors. The Compensation Committee will assume these responsibilities beginning in fiscal 2024.

Health, Safety, Security and Wellbeing

The health, safety, security and wellbeing of the Company's employees is a top priority of the Company's human capital management strategy. The Company's programs and policies are benchmarked against industry best practices and are designed to be dynamic and account for the changing risks and circumstances facing its employees. Employee wellbeing initiatives engage and support employees with targeted programs for mental and physical health. The Company's health and safety management systems are designed to ensure compliance with local and international environmental, health and safety standards and regulatory requirements. Its physical security infrastructure addresses risks related to the workplace, employee travel, business operations, corporate events and the unique requirements of the newsroom and news-gathering operations, including through its Global Security Operations Center, which supports key international assignments and incident management. For example, the Company provides safety and security support and around-the-clock monitoring for its staff and partners in Ukraine, enabling the continuation of critical reporting from that region. The Company was able to quickly mobilize resources, including engaging legal counsel, to support a *Wall Street Journal* reporter detained by Russian authorities earlier this year while on assignment in the country.

Compensation and Benefits

News Corp's compensation and benefits programs, which vary based on business unit and geographic location, are focused on attracting, retaining and motivating the top talent necessary to achieve its mission in ways that reflect its diverse global workforce's needs and priorities. In addition to competitive salaries, the Company and its businesses have established short- and long-term incentive programs designed to motivate and reward performance against key business objectives and facilitate retention. News Corp also provides a range of retirement benefits based on competitive regional benchmarks and other comprehensive benefit options to meet the needs of its employees, including healthcare benefits, tax-advantaged savings vehicles, financial education, life and disability insurance, paid time off, flexible working arrangements, generous parental leave policies and other caregiving support, family planning and fertility services and a company match for charitable donations. All of the Company's business units continually monitor pay practices, work towards advancing pay equity and are committed in their efforts to maintain rigorous benchmarking standards to identify pay gaps and proactively address imbalances.

Training, Development and Engagement

News Corp invests in training and development programs designed to enable its employees to develop the skills and leadership abilities necessary to execute on the Company's strategy and engage and retain top talent. News Corp employees have access to a range of training opportunities. The Company provides compelling on-the-job learning experiences for its people, encouraging employees to test new ideas and expand their capabilities. It also offers workshops, webinars and classes on a variety of topics, job-specific training and other continuing education resources. The Company further supports and develops its employees through career planning resources and programs and internal mobility opportunities that build and strengthen employee versatility and leadership skills. In addition, the Company and its businesses have implemented programs to support regular performance reviews for employees to highlight their strengths and identify the skills and growth necessary to advance their careers. These programs

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[3] Comprising the Company's Executive Chair, Chief Executive, headquarters leadership team and chief executive officers of its primary operating companies, and executives directly reporting to each of the foregoing.

help the Company cultivate and invest in the next generation of leadership and represent an important component in the development of its talent pipeline. The Company's businesses also periodically conduct employee engagement surveys or focus groups to better understand the experience, concerns and sentiments of employees.

Explanatory Note Regarding Certain Metrics

Unique Users

For purposes of this Annual Report, the Company counts unique users the first time an individual accesses a product's website using a browser during a calendar month and the first time an individual accesses a product's mobile app using a mobile device during a calendar month. If the user accesses more than one of a product's desktop websites, mobile websites and/or mobile apps, the first access to each such website or app is counted as a separate unique user. In addition, users accessing a product's websites through different browsers, users who clear their browser cache at any time and users who access a product's websites and apps through different devices are also counted as separate unique users. For a group of products such as WSJDN, a user accessing different products within the group is counted as a separate unique user for each product accessed.

Total Digital Revenues

For purposes of this Annual Report, the Company defines total digital revenues as the sum of consolidated Digital Real Estate Services segment revenues, digital advertising revenues, digital circulation and subscription revenues (which do not include Foxtel linear broadcast cable revenues), revenues from digital book sales and other miscellaneous digital revenue streams.

Broadcast Subscribers

Broadcast subscribers consist of residential subscribers and commercial subscribers, which are calculated as described below.

Residential Subscribers

Total number of residential subscribers represents total residential subscribers to the Company's broadcast pay-TV services, including subscribers obtained through third-party distribution relationships.

Commercial Subscribers

Commercial subscribers for the Company's pay-TV business are calculated as residential equivalent business units, which are derived by dividing total recurring revenue from these subscribers by an estimated average Broadcast ARPU which is held constant through the year. Total number of commercial subscribers represents total commercial subscribers to the Company's broadcast pay-TV services, including subscribers obtained through third-party distribution relationships.

Broadcast ARPU

The Company calculates Broadcast ARPU for its pay-TV business by dividing broadcast package revenues for the period, net of customer credits, promotions and other discounts, by average residential subscribers for the period and dividing by the number of months in the period. Average residential subscribers, or "Average Broadcast Subscribers," for a given period is calculated by first adding the beginning and ending residential subscribers for each month in the period and dividing by two and then adding each of those monthly average subscriber numbers and dividing by the number of months in the period.

Broadcast Subscriber Churn

The Company calculates Broadcast Subscriber Churn for its pay-TV business by dividing the total number of disconnected residential subscribers for the period, net of reconnects and transfers, by the Average Broadcast Subscribers for the period, calculated as described above. This amount is then divided by the number of days in the period and multiplied by 365 days to present churn on an annual basis.

Paid Subscribers

A paid subscriber to the Company's streaming services is one for which the Company recognized subscription revenue. A subscriber ceases to be a paid subscriber as of their effective cancellation date or as a result of a failed payment method. Paid subscribers excludes customers receiving service for no charge under certain new subscriber promotions.

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating the Company and its common stock. Any of the following risks, or other risks or uncertainties not presently known or currently deemed immaterial, could materially and adversely affect the Company's business, results of operations or financial condition, and could, in turn, impact the trading price of the Company's common stock.

Risks Relating to the Company's Businesses and Operations

The Company Operates in a Highly Competitive Business Environment, and its Success Depends on its Ability to Compete Effectively, Including by Responding to Evolving Technologies and Changes in Consumer and Customer Behavior.

The Company faces significant competition from other providers of news, information, entertainment and real estate-related products and services. See "Business Overview" for more information regarding competition within each of the Company's segments. This competition continues to intensify as a result of changes in technologies, platforms and business models and corresponding changes in consumer and customer behavior. For example, new content distribution platforms and media channels have increased the choices available to consumers for content consumption and adversely impacted, and may continue to adversely impact, demand and pricing for the Company's newspapers, pay-TV services and other products and services. Consumption of the Company's content on third-party delivery platforms reduces its control over how its content is discovered, displayed and monetized and may affect its ability to attract, retain and monetize consumers directly and compete effectively. While the Company has multi-year agreements with several large platforms pursuant to which the Company licenses its content for use on such platforms in exchange for significant payments, there is no guarantee that these content license agreements will be renewed on terms favorable to the Company or at all. These trends and developments have adversely affected, and may continue to adversely affect, both the Company's circulation and subscription and advertising revenue and may increase subscriber acquisition, retention and other costs.

Technological developments have also increased competition in other ways. For example, digital video content has become more prevalent and attractive for many consumers via direct-to-consumer offerings, as internet streaming capabilities have enabled the disaggregation of content delivery from the ownership of network infrastructure. Other digital platforms and technologies, such as user-generated content platforms and self-publishing tools, combined, in some cases, with widespread availability of sophisticated search engines and public sources of free or relatively inexpensive information and solutions, have also reduced the effort and expense of locating, gathering and disseminating data and producing and distributing certain types of content on a wide scale, allowing digital content providers, customers, suppliers and other third parties to compete with the Company, often at a lower cost, and potentially diminishing the perceived value of the Company's offerings. Recent developments in AI, such as generative AI, may accelerate or exacerbate these effects. Additional digital distribution channels, such as online retailers and digital marketplaces, some of which have significant scale and leverage, have also presented, and continue to present, challenges to the Company's business models, particularly its traditional book publishing model, and any failure to adapt to or manage changes made by these channels could adversely affect sales volume, pricing and/or costs.

In order to compete effectively, the Company must differentiate its brands and their associated products and services, respond to new technologies, distribution channels and platforms, develop new products and services and consistently anticipate and respond to changes in consumer and customer needs and preferences, which in turn, depends on many factors both within and beyond its control. The Company relies on brand awareness, reputation and acceptance of its high-quality differentiated content and other products and services, the breadth, depth and accuracy of information provided by its digital real estate services and professional information businesses, as well as its wide array of digital offerings, in order to retain and grow its audiences, consumers and subscribers. However, consumer preferences change frequently and are difficult to predict, and when faced with a multitude of choices, consumers may place greater value on the convenience and price of content and other products and services than they do on their source, quality or reliability. For example, generative AI that has been trained on the Company's content or is able to produce output that contains, is similar to or is based on the Company's content without attribution or compensation, may reduce traffic to the Company's digital properties, decrease subscriptions to its products and services and adversely affect its results of operations. Online traffic and product and service purchases are also driven by visibility on search engines, social media, digital marketplaces, mobile app stores and other platforms. The Company has limited control over changes made by these platforms affecting the visibility of its content and other products and services, which occur frequently. Any failure to successfully manage and adapt to such changes could impede the Company's ability to compete effectively by decreasing visits to, and advertiser interest in, its digital offerings, increasing costs if free traffic is replaced with paid traffic and lowering product sales and subscriptions.

The Company expects to continue to pursue new strategic initiatives and develop new and enhanced products and services in order to remain competitive, such as additional streaming features and options, including its recently launched ad-supported *BINGE* product, new content aggregation offerings, innovative digital news products and experiences and the continued expansion into new business models and various adjacencies at its digital real estate services businesses. The Company may also develop additional products and services that responsibly incorporate AI solutions to enhance insights and value for customers and consumers and respond to industry trends. The Company has incurred, and expects to continue to incur, significant costs in order to implement these strategies and develop these new and improved products and services, including costs relating to the initiatives referenced above, as well as other costs to acquire, develop, adopt, upgrade and exploit new and existing technologies and attract and retain employees with the necessary knowledge and skills. There can be no assurance any strategic initiatives, products and services will be successful in the manner or time period or at the cost the Company expects or that it will realize the anticipated benefits it expects.

Some of the Company's current and potential competitors have greater resources, fewer regulatory burdens, better competitive positions in certain areas, greater operating capabilities, greater access to sources of content, data, technology (including AI) or other services or strategic relationships and/or easier access to financing, which may allow them to respond more effectively to changes in technology, consumer and customer needs and preferences and market conditions. Continued consolidation or strategic alliances in certain industries in which the Company operates or otherwise affecting the Company's businesses may increase these advantages, including through greater scale, financial leverage and/or access to content, data, technology (including AI) and other offerings. If the Company is unable to compete successfully, its business, results of operations and financial condition could be adversely affected.

Weak Domestic and Global Economic Conditions, Volatility and Disruption in the Financial and Other Markets and Other Events Outside the Company's Control May Adversely Affect the Company's Business.

The U.S. and global economies and markets have recently experienced, and are expected to undergo in the future, periods of weakness, uncertainty and volatility due to, among other things, continued inflationary pressures, changes in monetary policy, increased interest rates, recessionary concerns, supply chain disruptions, volatile foreign currency exchange rates, geopolitical tensions and conflicts (including the war in Ukraine) and political and social unrest. These conditions continued to increase the Company's costs in fiscal 2023 and reduced demand for certain of its products and services. Higher home prices and interest rates, in particular, caused further declines in real estate lead and transaction volumes and adjacent businesses at its Digital Real Estate Services segment and inflation and recessionary concerns adversely impacted both corporate and consumer discretionary spending, resulting in lower advertising and book sales. Higher interest rates also contributed to recent bank failures which have strained the credit and capital markets. These and other similar conditions have in the past also resulted in, and could in the future lead to, among other things, a tightening of, and in some cases more limited access to, the credit and capital markets, lower levels of liquidity, increases in the rates of default and bankruptcy, lower consumer net worth and a decline in the real estate and energy and commodities markets. Such weakness and uncertainty and associated market disruptions have often led to broader, prolonged economic downturns that have historically resulted in lower advertising expenditures, lower demand for the Company's products and services, unfavorable changes in the mix of products and services purchased, pricing pressures, higher borrowing costs and decreased ability of third parties to satisfy their obligations to the Company and have adversely affected the Company's business, results of operations, financial condition and liquidity. Any continued or recurring economic weakness is likely to have a similar impact on the Company's business, reduce revenues across its segments and otherwise negatively impact its performance. The Company is particularly exposed to (1) certain Australian business risks because it holds a substantial amount of Australian assets and generated approximately 39% of its fiscal 2023 revenues from Australia and (2) to a lesser extent, business risks relating to the U.K., where it generated approximately 12% of its fiscal 2023 revenues.

The Company may also be impacted by other events outside its control, including pandemics and other health crises, natural disasters, severe weather events (which may occur with increasing frequency and intensity), hostilities, political or social unrest, terrorism or other similar events. For example, the COVID-19 pandemic caused postponements and cancellations of sports events that negatively impacted Foxtel revenues and a decline in print newspaper and advertising sales. Future widespread health crises or other uncontrollable events may similarly have an adverse effect on the Company's business, results of operations and financial condition.

A Decline in Customer Advertising Expenditures Could Cause the Company's Revenues and Operating Results to Decline Significantly.

The Company derives substantial revenues from the sale of advertising, and its ability to generate advertising revenue is dependent on a number of factors, including: (1) demand for the Company's products and services, (2) audience fragmentation,

(3) digital advertising trends, (4) its ability to offer advertising products and formats sought by advertisers, (5) general economic and business conditions, (6) demographics of the customer base, (7) advertising rates, (8) advertising effectiveness and (9) maintaining its brand strength and reputation.

Demand for the Company's products and services is evaluated based on a variety of metrics, such as the number of users and visits and user engagement for the Company's digital offerings, circulation for its newspapers and ratings for its cable channels, which are used by advertisers to determine the amount of advertising to purchase from the Company and advertising rates. Any difficulty or failure in accurately measuring demand, particularly for newer offerings or across multiple platforms, may lead to under-measurement and, in turn, lower advertising pricing and spending.

The popularity of digital media among consumers as a source of news, entertainment, information and other content, and the ability of digital advertising to deliver targeted, measurable impressions promptly, has driven a corresponding shift in advertising from traditional channels to digital platforms and adversely impacted the Company's print advertising revenues. Large digital platforms in particular, such as Facebook, Google and Amazon, which have extensive audience reach, data and targeting capabilities and strengths in certain in-demand advertising formats, command a large share of the digital advertising market. New devices and technologies, as well as higher consumer engagement with other forms of digital media platforms such as online and mobile social networking, have also increased the number of media choices and formats available to audiences, resulting in audience fragmentation and increased competition for advertising. The range of advertising choices across digital products and platforms and the large inventory of available digital advertising space have historically resulted in significantly lower rates for digital advertising (particularly mobile advertising) than for print advertising. Consequently, despite continued growth in the Company's digital advertising revenues, such revenues may not be able to offset declines in print advertising revenue.

The digital advertising market also continues to undergo changes that may further impact digital advertising revenues. Programmatic buying channels that allow advertisers to buy audiences at scale play a significant role in the advertising marketplace and have caused and may continue to cause further downward pricing pressure and the loss of a direct relationship with marketers. Third-party delivery platforms may also lead to loss of distribution and monetization control, loss of a direct relationship with consumers and adversely affect the Company's ability to understand its audience and/or collect and apply data for targeted advertising. The Company's digital advertising operations also rely on a small number of significant technologies such as Google's Ad Manager which, if interrupted or meaningfully changed, or if the providers leverage their power to alter the economic structure, could adversely impact advertising revenues and/or operating costs. In addition, evolving standards for the delivery of digital advertising, the development and implementation of technology, regulations, policies and practices and changing consumer expectations that adversely affect the Company's ability to deliver, target or measure the effectiveness of its advertising, including the phase-out of support for third party cookies and mobile identifiers, as well as opt-in requirements and new privacy regulations, may also negatively impact digital advertising revenues. As the digital advertising market continues to evolve, the Company's ability to compete successfully for advertising budgets will depend on, among other things, its ability to drive scale, engage and grow digital audiences, collect and leverage better user data, develop and grow in-demand digital advertising products and formats such as branded and other custom content and video and mobile advertising, and demonstrate the value of its advertising and the effectiveness of the Company's platforms to its advertising customers, including through more targeted, data-driven offerings.

The Company's print and digital advertising revenue is also affected generally by overall national and local economic and business conditions, which tend to be cyclical, as well as election and other news cycles. During fiscal 2023, factors such as inflation, including higher labor costs, higher interest rates, recessionary fears, supply chain disruptions and geopolitical tensions and conflicts (including the war in Ukraine) contributed to greater economic uncertainty, reduced spending by advertisers and lower advertising revenues at certain of the Company's businesses. Other events outside the Company's control, including natural disasters, extreme weather, pandemics (including the COVID-19 pandemic) and other widespread health crises, political and social unrest or acts of terrorism, have had, and may in the future have, a similar impact. In addition, certain sectors of the economy account for a significant portion of the Company's advertising revenues, including retail, technology and finance. The technology and, to a lesser extent, finance sectors were particularly affected by economic and market conditions in fiscal 2023, which led to lower advertising spending and revenues in those categories. The retail sector is also sensitive to weakness in economic conditions and consumer spending, as well as increased online competition. Future declines in the economic prospects of these and other advertisers or the economy in general could alter current or prospective advertisers' spending priorities or result in consolidation or closures across various industries, which may further reduce the Company's overall advertising revenue.

While the Company has adopted a number of strategies and initiatives to address these challenges, there can be no guarantee that its efforts will be successful. If the Company is unable to demonstrate the continuing value of its various platforms and high-quality content and brands or offer advertisers unique multi-platform advertising programs, its business, results of operations and financial condition could be adversely affected.

The Inability to Obtain and Retain Sports, Entertainment and Other Programming Rights and Content Could Adversely Affect the Revenue of Certain of the Company's Operating Businesses, and Costs Could Also Increase Upon Renewal.

Competition for popular programming licensed from third parties is intense, and the success of certain of the Company's operating businesses, including its subscription television business, depends on, among other things, their ability to obtain and retain rights and access to desirable programming and certain related elements thereof, such as music rights, that enable them to deliver content to subscribers and audiences in the manner in which they wish to consume it and at competitive prices. The Company's subscription television business has experienced higher programming costs due to, among other things, (1) increases imposed by sports, entertainment and other programmers when offering new programming or upon the expiration of existing contracts; (2) incremental investment requirements for new services; and (3) increased ability for other digital media companies, including streaming services, to obtain rights to popular or exclusive content. Certain of the Company's operating businesses, including its subscription television business, are party to contracts for a substantial amount of sports, entertainment and other programming rights with various third parties, including professional sports leagues and teams, television and motion picture producers and other content providers. These contracts have varying durations and renewal terms, and as they expire, renewals on favorable terms may be difficult to obtain. In the course of renegotiating these and other agreements as they expire, the financial and other terms, such as exclusivity and the scope of rights, under these contracts may change unfavorably as a result of various reasons beyond the Company's control such as changes in the Company's ability to secure these rights. In order to retain or extend such rights, the Company may be required to increase its offer to amounts that substantially exceed the existing contract costs, and third parties may outbid the Company for those rights and/or for any new programming offerings. In addition, as other content providers develop their own competing services, they may be unwilling to provide the Company with access to certain content. For example, in connection with the launch of Disney+, Disney removed its Disney-branded movie channel and kids channels, as well as certain non-branded content, from Foxtel. Consolidation among content providers may result in additional content becoming unavailable to the Company and/or increase the scale and leverage of those providers. Content may also become unavailable due to factors impacting the ability of the Company's content providers to produce and distribute programming, such as prolonged work stoppages, pandemics and other health crises or other events. The loss of rights, any adverse changes to existing rights, including loss of exclusivity or broader digital rights, or the unavailability of content for any other reason, may adversely affect the Company's ability to differentiate its services and the breadth or quality of the Company's content offerings, including the extent of the sports coverage and entertainment programming offered by the Company, and lead to customer or audience dissatisfaction or loss, which could, in turn, adversely affect its revenues. In addition, the Company's business, results of operations and financial condition could be adversely affected if upon renewal, escalations in programming rights costs are unmatched by increases in subscriber and carriage fees and advertising rates. The long-term nature of some of the Company's content commitments may also limit its flexibility in planning for, or reacting to changes in, business and economic conditions and the market segments in which it operates.

The Company Has Made and May Continue to Make Strategic Acquisitions, Investments and Divestitures That Introduce Significant Risks and Uncertainties.

In order to position its business to take advantage of growth opportunities, the Company has made and may continue to make strategic acquisitions and investments that involve significant risks and uncertainties. These risks and uncertainties include, among others: (1) the difficulty in integrating newly acquired businesses, operations and systems, such as financial reporting, internal controls, compliance and information technology (including cybersecurity and data protection controls), in an efficient and effective manner, (2) the challenges in achieving strategic objectives, cost savings and other anticipated benefits, (3) the potential loss of key employees, customers and suppliers, (4) with respect to investments, risks associated with the inability to control the operations of the business, (5) the risk of diverting the attention of the Company's senior management from the Company's operations, (6) in the case of foreign acquisitions and investments, the impact of specific economic, tax, currency, political, legal and regulatory risks associated with the relevant countries, (7) expenses and liabilities, both known and unknown, associated with the acquired businesses or investments, (8) in some cases, increased regulation and (9) in some cases, lower liquidity as a result of the use of cash or incurrence of debt to fund such acquisition or investment. If any acquired business or investment fails to operate as anticipated or an acquired business cannot be successfully integrated with the Company's existing businesses, the Company's business, results of operations, financial condition, brands and reputation could be adversely affected, and the Company may be required to record non-cash impairment charges for the write-down of certain acquired assets and investments. The Company's ability to continue to make acquisitions depends on the availability of suitable candidates at acceptable prices and whether restrictions are imposed by governmental bodies or regulations, and competition for certain types of acquisitions is significant.

The Company has also divested and may in the future divest certain assets or businesses that no longer fit with its strategic direction or growth targets or for other business reasons. Divestitures involve significant risks and uncertainties that could adversely affect the Company's business, results of operations and financial condition. These include, among others, the inability

to find potential buyers on favorable terms, disruption to its business and/or diversion of management attention from other business concerns, loss of key employees, renegotiation or termination of key business relationships, difficulties in separating the operations of the divested business, retention of certain liabilities related to the divested business and indemnification or other post-closing claims.

The Company's Businesses Depend on a Single or Limited Number of Suppliers for Certain Key Products and Services, and Any Reduction or Interruption in the Supply of These Products and Services or a Significant Increase in Price Could Have an Adverse Effect on the Company's Business, Results of Operations and Financial Condition.

The Company's businesses depend on a single or limited number of third party suppliers for certain key products and services. For example, in its pay-TV business, the Company depends on Optus to provide all of its satellite transponder capacity, Akamai and Amazon Web Services (AWS) for content delivery networks (CDN) and hosting services and CommScope to supply its set-top boxes, and the Company's reliance on these suppliers has increased as it migrates broadcast subscribers to satellite or internet delivery. If the Company's relationship with key suppliers deteriorates or any of these suppliers breaches or terminates its agreement with the Company or otherwise fails to perform its obligations in a timely manner, experiences operating or financial difficulties, is unable to meet demand due to component shortages and other supply chain issues, labor shortages, insufficient capacity or otherwise, significantly increases the amount the Company pays for necessary products or services or ceases production or provision of any necessary product or service, the Company's business, results of operations and financial condition may be adversely affected.

In addition, Telstra is currently the exclusive provider of wholesale fixed voice and broadband services for the Company's pay-TV business and the largest reseller of its satellite products. Any disruption in the supply of those services or a decline in Telstra's business could result in disruptions to the supply of, and/or reduce the number of subscribers for, the Company's products and services, which could, in turn, adversely affect its business, results of operations and financial condition.

While the Company will seek alternative sources for these products and services where possible and/or permissible under applicable agreements, it may not be able to develop these alternative sources quickly and cost-effectively or at all, which could impair its ability to timely deliver its products and services or operate its business.

Any Significant Increase in the Cost to Print and Distribute the Company's Books and Newspapers or Disruption in the Company's Supply Chain or Printing and Distribution Channels may Adversely Affect the Company's Business, Results of Operations and Financial Condition.

Printing and distribution costs, including the cost of paper, are a significant expense for the Company's book and newspaper publishing units. The price of paper has historically been volatile, and the Company experienced significant increases in paper prices in fiscal 2023 due to various factors, including continued increases in supplier operating expenses, inflationary pressures and other factors. While the Company anticipates these increases will moderate, it expects prices to remain elevated. The Company also relies on third-party suppliers for deliveries of paper and on third-party printing and distribution partners to print and distribute its books and newspapers. During fiscal 2023, inflationary pressures, labor shortages, higher transportation costs and delays and other supply chain issues continued to increase the cost to print and distribute the Company's books and newspapers, particularly manufacturing and freight costs at its book publishing business. These and other factors such as financial pressures, industry trends or economics (including the closure or conversion of newsprint mills), labor unrest, changes in laws and regulations, natural disasters, extreme weather (which may occur with increasing frequency and intensity), pandemics and other widespread health crises or other circumstances affecting the Company's paper and other third-party suppliers and print and distribution partners could continue to increase the Company's printing and distribution costs and could lead to disruptions, reduced operations or consolidations within the Company's printing and distribution supply chains and/or of third-party print sites and/or distribution routes. The Company may not be able to develop alternative providers quickly and cost-effectively, which could disrupt printing and distribution operations or increase the cost of printing and distributing the Company's books and newspapers. Any significant increase in these costs, undersupply or significant disruptions in the supply chain or the Company's printing and distribution channels could have an adverse effect on the Company's business, results of operations and financial condition.

The Company's Reputation, Credibility and Brands are Key Assets and Competitive Advantages and its Business and Results of Operations may be Affected by How the Company is Perceived.

The Company's products and services are distributed under some of the world's most recognizable and respected brands, including *The Wall Street Journal* and premier news brands in Australia and the U.K., Dow Jones, HarperCollins Publishers,

Foxtel, realestate.com.au, Realtor.com®, OPIS and many others, and the Company believes its success depends on its continued ability to maintain and enhance these brands. The Company's brands, credibility and reputation could be damaged by incidents that erode consumer and customer trust or a perception that the Company's products and services, including its journalism, programming, real estate information, benchmark and pricing services and other data and information, are low quality, unreliable or fail to maintain independence and integrity. Significant negative claims or publicity regarding the Company's products and services, operations, customer service, management, employees, advertisers and other business partners, business decisions, social responsibility and culture may damage its brands or reputation, even if such claims are untrue. The Company's brands and reputation may also be impacted by, or associated with, its public commitments to various corporate ESG initiatives, its progress towards achieving these goals, as well as positions the Company, its businesses or its publications take or do not take on social issues. Changes in methodologies for reporting ESG data, improvements in third-party data, changes in the Company's operations or other circumstances, the evolution of the Company's processes for reporting ESG data and disparate and evolving standards for identifying, measuring, and reporting ESG metrics, including disclosures that may be required by the SEC, European and other regulators, could result in revisions to the Company's current goals, reported progress in achieving such goals or ability to achieve such goals in the future. The Company's disclosures on these matters and any updates or revisions to prior disclosures, any changes to or failure to achieve its commitments or any unpopular positions could harm the Company's brands and reputation. To the extent the Company's brands, reputation and credibility are damaged, the Company's ability to attract and retain consumers, customers, advertisers and employees, as well as the Company's sales, business opportunities and profitability, could be adversely affected, which could in turn have an adverse impact on its business and results of operations.

The Company's International Operations Expose it to Additional Risks that Could Adversely Affect its Business, Operating Results and Financial Condition.

In its fiscal year ended June 30, 2023, approximately 62% of the Company's revenues were derived outside the U.S., and the Company is focused on expanding its international operations. There are risks inherent in doing business internationally and other risks may be heightened, including (1) issues related to staffing and managing international operations, including maintaining the health and safety of its personnel around the world; (2) economic uncertainties and volatility in local markets, including as a result of inflationary pressures or a general economic slowdown or recession, and political or social instability; (3) the impact of catastrophic events in relevant jurisdictions such as natural disasters, extreme weather (which may occur with increasing frequency and intensity), pandemics (including COVID-19) and other widespread health crises, acts of terrorism or war (including the war in Ukraine); (4) compliance with international laws, regulations and policies and potential adverse changes thereto, including foreign tax regimes, foreign ownership restrictions, restrictions on repatriation of funds and foreign currency exchange, data privacy requirements such as the GDPR, foreign intellectual property laws and local labor and employment laws and regulations; (5) compliance with the Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-corruption laws and regulations, export controls and economic sanctions; and (6) regulatory or governmental action against the Company's products, services and personnel such as censorship or other restrictions on access, detention or expulsion of journalists or other employees and other retaliatory actions, including as a result of geopolitical tensions and conflicts. Events or developments related to these and other risks associated with the Company's international operations could result in reputational harm and have an adverse impact on the Company's business, results of operations, financial condition and prospects. Challenges associated with operating globally may increase as the Company continues to expand into geographic areas that it believes represent the highest growth opportunities.

The Company is Party to Agreements with Third Parties Relating to Certain of its Businesses That Contain Operational and Management Restrictions and/or Other Rights That, Depending on the Circumstances, May Not be in the Best Interest of the Company.

The Company is party to agreements with third parties relating to certain of its businesses that restrict the Company's ability to take specified actions and contain other rights that, depending on the circumstances, may not be in the best interest of the Company. For example, the Company and Telstra are parties to a Shareholders' Agreement with respect to Foxtel containing certain minority protections for Telstra, including standard governance provisions, as well as transfer and exit rights. The Shareholders' Agreement provides Telstra with the right to appoint two directors to the Board of Foxtel, as well as Board and shareholder-level veto rights over certain non-ordinary course and/or material corporate actions that may prevent Foxtel from taking actions that are in the interests of the Company. The Shareholders' Agreement also provides for (1) certain transfer restrictions, which could adversely affect the Company's ability to effect such transfers and/or the prices at which those transfers may occur, and (2) exit arrangements, which could, in certain circumstances, force the Company to sell its interest, subject to rights of first and, in some cases, last refusals.

In addition, Move, the Company's digital real estate services business in the U.S., operates the Realtor.com® website under an agreement with NAR that is perpetual in duration. However, NAR may terminate the operating agreement for certain contractually-specified reasons upon expiration of any applicable cure periods. If the operating agreement with NAR is terminated, the NAR License would also terminate, and Move would be required to transfer a copy of the software that operates the Realtor.com® website to NAR and provide NAR with copies of its agreements with advertisers and data content providers. NAR would then be able to operate a Realtor.com® website, either by itself or with another third party.

Damage, Failure or Destruction of Satellites and Transmitter Facilities that the Company's Pay-TV Business Depends Upon to Distribute its Programming Could Adversely Affect the Company's Business, Results of Operations and Financial Condition.

The Company's pay-TV business uses satellite systems to transmit its programming to its subscribers and/or authorized sublicensees. The Company's distribution facilities include uplinks, communications satellites and downlinks, and the Company also uses studio and transmitter facilities. Transmissions may be disrupted or degraded as a result of natural disasters, extreme weather (which may occur with increasing frequency and intensity), power outages, terrorist attacks, cyberattacks or other similar events, that damage or destroy on-ground uplinks or downlinks or studio and transmitter facilities, or as a result of damage to a satellite. Satellites are subject to significant operational and environmental risks while in orbit, including anomalies resulting from various factors such as manufacturing defects and problems with power or control systems, as well as environmental hazards such as meteoroid events, electrostatic storms and collisions with space debris. These events may result in the loss of one or more transponders on a satellite or the entire satellite and/or reduce the useful life of the satellite, which could, in turn, lead to a disruption or loss of video services to the Company's customers. The Company does not carry commercial insurance for business disruptions or losses resulting from the foregoing events as it believes the cost of insurance premiums is uneconomical relative to the risk. Instead, the Company seeks to mitigate this risk through the maintenance of backup satellite capacity and other contingency plans. However, these steps may not be sufficient, and if the Company is unable to secure alternate distribution, studio and/or transmission facilities in a timely manner, any such disruption or loss could have an adverse effect on the Company's business, results of operations and financial condition.

Attracting, Retaining and Motivating Highly Qualified People is Difficult and Costly, and the Failure to Do So Could Harm the Company's Business.

The Company's businesses depend upon the continued efforts, abilities and expertise of its corporate and divisional executive teams and other highly qualified employees who possess substantial business, technical and operational knowledge. The market for highly skilled people, including for technology-related, product development, data science, marketing and sales roles, is very competitive, and the Company cannot ensure that it will be successful in retaining and motivating these employees or hiring and training suitable additions or replacements without significant costs or delays, particularly as it continues to focus on its digital products and services. These risks have been, and may in the future be, exacerbated by labor constraints and inflationary pressures on employee wages and benefits. Evolving workplace and workforce dynamics, including the increased availability of flexible, hybrid and work-from-home arrangements, may also make it more difficult to hire, retain and motivate qualified employees if the Company's needs are not aligned with worker demands or as a result of workplace culture challenges due to remote work. Reductions in force that the Company has conducted from time to time in order to optimize its organizational structure and reduce costs, including the headcount reduction announced in February 2023, may further adversely impact the Company's ability to attract, retain and motivate employees, and there can be no assurance that the expected benefits of these actions will be realized, including the anticipated cost savings. The loss of key employees, the failure to attract, retain and motivate other highly qualified people or higher costs associated with these efforts, could harm the Company's business, including the ability to execute its business strategy, and negatively impact its results of operations.

The Company is Subject to Payment Processing Risk Which Could Lead to Adverse Effects on the Company's Business and Results of Operations.

The Company's customers pay for its products and services using a variety of different payment methods, including credit and debit cards, prepaid cards, direct debit, online wallets and through direct carrier and partner billing. The Company relies on internal and third party systems to process payment. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are increases in payment processing fees, material changes in the payment ecosystem, delays in receiving payments from payment processors, any failures to comply with, or changes to, rules or regulations concerning payments, loss of payment or billing partners and/or disruptions or failures in, or fraudulent use of or access to, payment processing systems or payment products, the Company's results of operations could be adversely impacted and it could suffer reputational harm. Furthermore, if the Company is unable to maintain its fraud and chargeback rates at acceptable levels, card networks may impose fines and its card approval rate may be impacted. The

termination of the Company's ability to process payments on any major payment method would adversely affect its business and results of operations.

Labor Disputes May Have an Adverse Effect on the Company's Business.

In some of the Company's businesses, it engages the services of employees who are subject to collective bargaining agreements. The Company has experienced, and may in the future experience, labor unrest, including strikes or work slowdowns, in connection with the negotiation of collective bargaining agreements. Such actions, as well as higher costs in connection with these collective bargaining agreements or a significant labor dispute, could cause delays in production or other business interruptions or reduce profit margins and have an adverse effect on the Company's business and reputation, and these risks may be exacerbated by labor constraints and inflationary pressures on employee wages and benefits.

Risks Related to Information Technology, Cybersecurity and Data Protection

A Breach, Failure, Misuse of or other Incident Involving the Company's or its Third Party Providers' Network and Information Systems or Other Technologies Could Cause a Disruption of Services or Loss, Corruption, Improper Access to or Disclosure of Personal Data, Business Information or Other Confidential Information, Resulting in Increased Costs, Loss of Revenue, Reputational Damage or Other Harm to the Company's Business.

Network and information systems and other technologies, including those related to the Company's CDNs and network management, are important to its business activities and contain the Company's proprietary, confidential and sensitive business information, including personal data of its customers and personnel. The Company also relies on third party providers for certain software, technology and "cloud-based" systems and services, including AWS, that support a variety of critical business operations. Events affecting the Company's systems or other technologies, or those of third parties upon which the Company's business relies, such as computer compromises, cyber threats and attacks, computer viruses or other destructive or disruptive software, process breakdowns, ransomware and denial of service attacks, malicious social engineering or other malicious activities by individuals (including employees) or state-sponsored or other groups, or any combination of the foregoing, as well as power, telecommunications and internet outages, equipment failure, fire, natural disasters, extreme weather (which may occur with increasing frequency and intensity), terrorist activities, war, human or technological error or malfeasance that may affect such systems, could result in disruption of the Company's services and business and/or loss, corruption, improper access to or disclosure of personal data, business information, including intellectual property, or other confidential information. Unauthorized parties may also fraudulently induce the Company's employees or other agents to disclose sensitive or confidential information in order to gain access to the Company's systems, facilities or data, or those of third parties with whom the Company does business. In addition, any "bugs," errors or other defects in, or the improper implementation of, hardware or software applications the Company develops or procures from third parties could unexpectedly disrupt the Company's network and information systems or other technologies or compromise information security. System redundancy may be ineffective or inadequate, and the Company's disaster recovery and business continuity planning may not be sufficient to address all potential cyber events or other disruptions.

In recent years, there has been a significant rise in the number of cyberattacks on companies' network and information systems, and such attacks are becoming increasingly more sophisticated, targeted and difficult to detect and prevent against. Factors such as (1) geopolitical tensions or conflicts, including Russia's invasion of Ukraine, (2) greater levels of remote access to Company systems by employees and (3) access to Company networks, products and services by Company personnel, customers and other third parties using personal devices and apps or tools available on such devices, including AI tools, that are outside the Company's control may further heighten cybersecurity risks, including the risk of cybersecurity attacks and the unintended or unauthorized disclosure of personal data, business information or other confidential information. Acquisitions or other transactions could also expose the Company to cybersecurity risks and vulnerabilities, as the Company's systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Consequently, the risks associated with cyberattacks continue to increase, particularly as the Company's digital businesses expand. The Company has experienced, and expects to continue to be subject to, cybersecurity threats and activity, none of which have been material to the Company to date, individually or in the aggregate. However, there is no assurance that cybersecurity threats or activity will not have a material adverse effect in the future. Countermeasures that the Company and its vendors have developed and implemented to protect personal data, business information, including intellectual property, and other confidential information, to prevent or mitigate system disruption, data loss or corruption, and to prevent or detect security breaches may not be successful in preventing or mitigating these events, particularly given that techniques used to access, disable or degrade service, or sabotage systems have continued to become more sophisticated and change frequently. Additionally, it may be difficult to detect and defend against certain threats and vulnerabilities that can persist over extended periods of time. Any events affecting the Company's network and information systems or other technologies could require the Company to expend significant resources to remedy such event.

Moreover, the development and maintenance of these measures is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. While the Company maintains cyber risk insurance, this insurance may not be sufficient to cover all losses from any breaches of the Company's systems and does not extend to reputational damage or costs incurred to improve or strengthen systems against future threats or activity. Cyber risk insurance has also become more difficult and expensive to obtain, and the Company cannot be certain that its current level of insurance or the breadth of its terms and conditions will continue to be available on economically reasonable terms.

A significant failure, compromise, breach or interruption of the Company's systems or other technologies, or those of third parties upon which its business relies, could result in a disruption of its operations, including degradation or disruption of service, equipment and data damage, customer, audience or advertiser dissatisfaction, damage to its reputation or brands, regulatory investigations and enforcement actions, lawsuits, fines, penalties and other payments, remediation costs, a loss of or inability to attract new customers, audience, advertisers or business partners or loss of revenues and other financial losses. If any such failure, compromise, breach, interruption or similar event results in improper access to or disclosure of information maintained in the Company's information systems and networks or those of its vendors, including financial, personal and credit card data, as well as confidential and proprietary information relating to personnel, customers, vendors and the Company's business, including its intellectual property, the Company could also be subject to liability under relevant contractual obligations and laws and regulations protecting personal data and privacy, as well as private individual or class action lawsuits or regulatory enforcement actions. The Company may also be required to notify certain governmental agencies and/or regulators (including the appropriate EU supervisory authority) about any actual or perceived data security breach, as well as the individuals who are affected by any such breach, within strict time periods and at significant cost. In addition, media or other reports of actual or perceived security vulnerabilities in the Company's systems or those of third parties upon which its business relies, even if nothing has actually been attempted or occurred, could also adversely impact the Company's brand and reputation and materially affect its business, results of operations and financial condition.

Failure to Comply with Complex and Evolving Laws and Regulations, Industry Standards and Contractual Obligations Regarding Privacy, Data Use and Data Protection Could Have an Adverse Effect on the Company's Business, Financial Condition and Results of Operations.

The Company's business activities are subject to various and increasing laws and regulations in the United States and internationally governing the collection, use, sharing, protection and retention of personal data, which have implications for how such data is managed. Examples of such laws include the European Union's GDPR and the UK DPA and UK GDPR, each of which expands the regulation of personal data processing throughout the European Union and the U.K., respectively, and significantly increases maximum penalties for non-compliance, as well as a number of U.S. state data privacy laws, which establish certain transparency rules, put greater restrictions on the collection, use and sharing of personal information of their respective state residents and provide such residents with certain rights regarding their personal information. See "Governmental Regulation—Data Privacy and Security Regulation" for more information. These laws and regulations are increasingly complex and continue to evolve, and substantial uncertainty surrounds their scope and application. Moreover, data privacy and security laws may potentially conflict from jurisdiction to jurisdiction. Complying with these laws and regulations could be costly and resource-intensive, require the Company to change its business practices, or limit or restrict aspects of the Company's business in a manner adverse to its business operations, including by inhibiting or preventing the collection of information that enables it to target and measure the effectiveness of advertising. The Company's failure to comply, even if inadvertent or in good faith, or as a result of a compromise, breach or interruption of the Company's systems by a third party, could result in exposure to enforcement by U.S. federal, state or local or foreign governments or private parties, notification and remediation costs, loss of customers, as well as significant negative publicity and reputational damage. The Company may also be subject to liability under relevant contractual obligations and may be required to expend significant resources to defend, remedy or address any claims.

Risks Related to Financial Results and Position

The Indebtedness of the Company and Certain of its Subsidiaries may Affect their Ability to Operate their Businesses, and may have a Material Adverse Effect on the Company's Financial Condition and Results of Operations. The Company and its Subsidiaries may be able to Incur Substantially More Debt, which Could Further Exacerbate the Risks Described Herein.

As of June 30, 2023, News Corp had $2.8 billion of total outstanding indebtedness (excluding related party debt), including $636 million and $211 million, respectively, of indebtedness held by its non-wholly owned subsidiaries, Foxtel and REA Group (collectively with News Corp, the "Debtors"). The indebtedness of the Debtors and the terms of their financing arrangements could: (1) limit their ability to obtain additional financing in the future; (2) make it more difficult for them to satisfy their obligations under the terms of their financing arrangements, including the provisions of any relevant debt instruments, credit

agreements, indentures and similar or associated documents (collectively, the "Debt Documents"); (3) limit their ability to refinance their indebtedness on terms acceptable to them or at all; (4) limit their flexibility to plan for and adjust to changing business and market conditions in the industries in which they operate and increase their vulnerability to general adverse economic and industry conditions; (5) require them to dedicate a substantial portion of their cash flow to make interest and principal payments on their debt, thereby limiting the availability of their cash flow to fund future investments, capital expenditures, working capital, business activities, acquisitions and other general corporate requirements; (6) subject them to higher levels of indebtedness than their competitors, which may cause a competitive disadvantage and may reduce their flexibility in responding to increased competition; and (7) in the case of the Company's fixed rate indebtedness, which includes prepayment penalties, diminish the Company's ability to benefit from any future decrease in interest rates.

The ability of the Debtors to satisfy their debt service obligations (including any repurchase obligations upon a change in control) and to fund other cash needs will depend on the Debtors' future performance and other factors such as changes in interest rates (which have been increasing) affecting the Debtors' variable rate indebtedness. Although the Company hedges a portion of this interest rate exposure, there can be no assurance that it will be able to continue to do so at a reasonable cost or at all, or that there will not be a default by any of the counterparties. If the Debtors do not generate enough cash to pay their debt service obligations and fund their other cash requirements, they may be required to restructure or refinance all or part of their existing debt, sell assets, borrow more money or raise additional equity, any or all of which may not be available on reasonable terms or at all. The Company and its subsidiaries, including the Debtors, may also be able to incur substantial additional indebtedness in the future, which could exacerbate the effects described above and elsewhere in this "Item 1A. Risk Factors."

In addition, the Debtors' outstanding Debt Documents contain financial and operating covenants that may limit their operational and financial flexibility. These covenants include compliance with, or maintenance of, certain financial tests and ratios and may, depending on the applicable Debtor and subject to certain exceptions, restrict or prohibit such Debtor and/or its subsidiaries from, among other things, incurring or guaranteeing debt, undertaking certain transactions (including certain investments and acquisitions), disposing of certain properties or assets (including subsidiary stock), merging or consolidating with any other person, making financial accommodation available, entering into certain other financing arrangements, creating or permitting certain liens, engaging in transactions with affiliates, making repayments of certain other loans, undergoing fundamental business changes and/or paying dividends or making other restricted payments and investments. Various risks, uncertainties and events beyond the Debtors' control could affect their ability to comply with these restrictions and covenants. In the event any of these covenants are breached and such breach results in a default under any Debt Documents, the lenders or noteholders, as applicable, may accelerate the maturity of the indebtedness under the applicable Debt Documents, which could result in a cross-default under other outstanding Debt Documents and could have a material adverse impact on the Company's business, results of operations and financial condition.

Fluctuations in Foreign Currency Exchange Rates Could Have an Adverse Effect on the Company's Results of Operations.

The Company is primarily exposed to foreign currency exchange rate risk with respect to its consolidated debt that is denominated in a currency other than the functional currency of the operations whose cash flows support the ability to repay or refinance such debt. As of June 30, 2023, the Foxtel operating subsidiaries, whose functional currency is Australian dollars, had approximately $149 million aggregate principal amount of outstanding indebtedness denominated in U.S. dollars. The Company's policy is to evaluate hedging against the risk of foreign currency exchange rate movements with respect to this exposure to reduce volatility and enhance predictability where commercially reasonable. However, there can be no assurance that it will be able to continue to do so at a reasonable cost or at all, or that there will not be a default by any of the counterparties to those arrangements.

In addition, the Company is exposed to foreign currency translation risk because it has significant operations in a number of foreign jurisdictions and certain of its operations are conducted in currencies other than the Company's reporting currency, primarily the Australian dollar and the British pound sterling. Since the Company's financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, a currency translation impact on the Company's earnings when the results of those operations that are reported in foreign currencies are translated into U.S. dollars for inclusion in the Company's consolidated financial statements, which could, in turn, have an adverse effect on its reported results of operations in a given period or in specific markets.

The Company Could Suffer Losses Due to Asset Impairment and Restructuring Charges.

As a result of changes in the Company's industry and market conditions, the Company has recognized, and may in the future recognize, impairment charges for write-downs of goodwill, intangible assets, investments and other long-lived assets, as well as restructuring charges relating to the reorganization of its businesses, which negatively impact the Company's results of operations

and, in the case of cash restructuring charges, its financial condition. See Notes 5, 6, 7 and 8 to the Financial Statements for more information. For instance, any significant shortfall, now or in the future, in advertising revenue or subscribers, the expected popularity of the content for which the Company has acquired rights and/or consumer acceptance of its products could lead to a downward revision in the fair value of certain reporting units. Any downward revisions in the fair value of a reporting unit, indefinite-lived intangible assets, investments or other long-lived assets could result in impairments for which non-cash charges would be required, and any such charge could be material to the Company's reported results of operations. For example, in fiscal 2023, the Company recognized non-cash impairment charges of $106 million, primarily related to write-downs of REA Group's investment in PropertyGuru and certain tradenames and licenses. The Company may also incur restructuring charges if it is required to realign its resources in response to significant shortfalls in revenue or other adverse trends. During fiscal 2023, the Company incurred cash restructuring charges of approximately $80 million in connection with the headcount reduction announced in February 2023 in response to macroeconomic challenges facing many of its businesses. Any impairments and restructuring charges may also negatively impact the Company's taxes, including its ability to realize its deferred tax assets and deduct certain interest costs.

The Company Could Be Subject to Significant Additional Tax Liabilities, which Could Adversely Affect its Operating Results and Financial Condition.

The Company is subject to taxation in U.S. federal, state and local jurisdictions and various non-U.S. jurisdictions, including Australia and the U.K. The Company's effective tax rate is impacted by the tax laws, regulations, practices and interpretations in the jurisdictions in which it operates and may fluctuate significantly from period to period depending on, among other things, the geographic mix of the Company's profits and losses, changes in tax laws and regulations or their application and interpretation, the outcome of tax audits and changes in valuation allowances associated with the Company's deferred tax assets. Changes to enacted tax laws could have an adverse impact on the Company's future tax rate and increase its tax provision. For example, the recently enacted Inflation Reduction Act (IRA) imposed, among other things, a 15% minimum tax on corporations with over $1 billion of financial statement income and a 1% excise tax on corporate stock repurchases. The Company is not expected to be subject to the corporate minimum tax and it will be subject to the 1% excise tax on stock repurchases, which is not expected to have a material impact on the Company's results of operations. The Company may be required to record additional valuation allowances if, among other things, changes in tax laws or adverse economic conditions negatively impact the Company's ability to realize its deferred tax assets. Evaluating and estimating the Company's tax provision, current and deferred tax assets and liabilities and other tax accruals requires significant management judgment, and there are often transactions for which the ultimate tax determination is uncertain.

The Company's tax returns are routinely audited by various tax authorities. Tax authorities may not agree with the treatment of items reported in the Company's tax returns or positions taken by the Company, and as a result, tax-related settlements or litigation may occur, resulting in additional income tax liabilities against the Company. Although the Company believes it has appropriately accrued for the expected outcome of tax reviews and examinations and any related litigation, the final outcomes of these matters could differ materially from the amounts recorded in the Financial Statements. As a result, the Company may be required to recognize additional charges in its Statements of Operations and pay significant additional amounts with respect to current or prior periods, or its taxes in the future could increase, which could adversely affect its operating results and financial condition.

The Organization for Economic Cooperation and Development (OECD) continues to develop detailed rules to assist in the implementation of landmark reforms to the international tax system, as agreed in October 2021 by 136 members of the OECD/G20 Inclusive Framework. These rules are intended to address the tax challenges arising from globalization and the digitalization of the economy, including by (i) requiring multinational enterprises whose revenues exceed 20 billion Euros and have a profit-to-revenue ratio of more than 10% to allocate profits and pay taxes to market jurisdictions and (ii) establishing a minimum 15% tax rate for multinational enterprises. In December 2022, EU member states agreed to adopt the OECD's minimum tax rules, which are expected to begin going into effect in tax years beginning on January 1, 2024 or later. Several other countries, including the UK, are also considering changes to their tax law to implement the OECD's minimum tax proposal. The application of the rules continues to evolve, and its outcome may alter aspects of how the Company's tax obligations are determined in countries in which it does business. While several jurisdictions have rolled back their digital services taxes, certain jurisdictions still have separately enacted new digital services taxes. Those taxes have had limited impact on the Company's overall tax obligations, but the Company continues to monitor them.

Risks Related to Legal and Regulatory Matters

The Company's Business Could Be Adversely Impacted by Changes in Law, Governmental Policy and Regulation.

Various aspects of the Company's activities are subject to regulation in numerous jurisdictions around the world, and the introduction of new laws and regulations in countries where the Company's products and services are produced or distributed, and changes in existing laws and regulations in those countries or the enforcement thereof, have increased its compliance risk and could have a negative impact on its interests. The Company's Australian operating businesses may be adversely affected by changes in government policy, regulation or legislation, or the application or enforcement thereof, applying to companies in the Australian media industry or to Australian companies in general. See "Governmental Regulation—Australian Media Regulation" for more information. Benchmarks provided by the Company's OPIS business may be subject to regulatory frameworks in the EU and other jurisdictions. See "Governmental Regulation—Benchmark Regulation" for more information. The Company's newspaper publishing businesses in the U.K. are subject to greater regulation and oversight as a result of the implementation of recommendations of the Leveson inquiry into the U.K. press, and the Company's radio stations in the U.K. and Ireland and TalkTV are subject to governmental regulation by Ofcom. See "Governmental Regulation—U.K. Press Regulation" and "—U.K. Radio and Television Broadcasting Regulation," respectively, for more information. In addition, increased focus on ESG issues among governmental bodies and various stakeholders has resulted, and may continue to result, in the adoption of new laws and regulations, reporting requirements and policies in the U.S. and internationally, including more specific, target-driven frameworks and prescriptive reporting of ESG metrics, practices and targets. Laws and regulations may vary between local, state, federal and international jurisdictions and may sometimes conflict, and the enforcement of those laws and regulations may be inconsistent and unpredictable. Many of these laws and regulations, particularly those relating to ESG matters, are complex, technical and evolving rapidly. The Company may incur substantial costs or be required to change its business practices, implement new reporting processes and devote substantial management attention in order to comply with applicable laws and regulations and could incur substantial penalties or other liabilities and reputational damage in the event of any failure to comply.

Adverse Results from Litigation or Other Proceedings Could Impact the Company's Business Practices and Operating Results.

From time to time, the Company is party to litigation, as well as to regulatory and other proceedings with governmental authorities and administrative agencies, including with respect to antitrust, tax, data privacy and security, intellectual property, employment and other matters. See Note 16 to the Financial Statements for a discussion of certain matters. The outcome of these matters and other litigation and proceedings is subject to significant uncertainty, and it is possible that an adverse resolution of one or more such proceedings could result in reputational harm and/or significant monetary damages, injunctive relief or settlement costs that could adversely affect the Company's results of operations or financial condition as well as the Company's ability to conduct its business as it is presently being conducted. In addition, regardless of merit or outcome, such proceedings can have an adverse impact on the Company as a result of legal costs, diversion of management and other personnel and other factors. While the Company maintains insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if the Company believes a claim is covered by insurance, insurers may dispute its entitlement to recovery for a variety of potential reasons, which may affect the timing and, if they prevail, the amount of the Company's recovery.

Risks Related to Intellectual Property

Unauthorized Use of the Company's Content, including Digital Piracy and Signal Theft, may Decrease Revenue and Adversely Affect the Company's Business and Profitability.

The Company's success depends in part on its ability to maintain, enforce and monetize the intellectual property rights in its original and acquired content, and unauthorized use of its brands, programming, digital journalism and other content, books and other intellectual property affects the value of its content. Developments in technology, including the wide availability of higher internet bandwidth and reduced storage costs, increase the threat of unauthorized use such as content piracy by making it easier to stream, duplicate and widely distribute pirated material, including from less-regulated countries into the Company's primary markets. The Company seeks to limit the threat of content piracy by, among other means, preventing unauthorized access to its content through the use of programming content encryption, signal encryption and other security access devices and digital rights management software, as well as by obtaining site blocking orders against pirate streaming and torrent sites and a variety of other actions. However, piracy is difficult to monitor and prevent and these efforts may be costly and are not always successful, particularly as infringers continue to develop tools that undermine security features and enable them to disguise their identities online. Recent advances and continued rapid development in AI may also lead to unauthorized exploitation of the Company's

journalism and other content, both in the training of new models as well as output produced by generative AI tools. The proliferation of unauthorized use of the Company's content undermines lawful distribution channels and reduces the revenue that the Company could receive from the legitimate sale and distribution of its content. Protection of the Company's intellectual property rights is dependent on the scope and duration of its rights as defined by applicable laws in the U.S. and abroad, and if those laws are drafted or interpreted in ways that limit the extent or duration of the Company's rights, or if existing laws are changed or not effectively enforced, the Company's ability to generate revenue from its intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. In addition, the failure of legal and technological protections to evolve as technological tools become more sophisticated could make it more difficult for the Company to adequately protect its intellectual property, which could, in turn, negatively impact its value and further increase the Company's enforcement costs.

Failure by the Company to Protect Certain Intellectual Property and Brands, or Infringement Claims by Third Parties, Could Adversely Impact the Company's Business, Results of Operation and Financial Condition.

The Company's businesses rely on a combination of trademarks, trade names, copyrights, patents, domain names, trade secrets and other proprietary rights, as well as licenses, confidentiality agreements and other contractual arrangements, to establish, obtain and protect the intellectual property and brand names used in their businesses. The Company believes its proprietary trademarks, trade names, copyrights, patents, domain names, trade secrets and other intellectual property rights are important to its continued success and its competitive position. However, the Company cannot ensure that these intellectual property rights or those of its licensors (including licenses relating to sports programming rights, set-top box technology and related systems, the NAR License and the Fox Licenses) and suppliers will be enforced or upheld if challenged or that these rights will protect the Company against infringement claims by third parties, and effective intellectual property protection may not be available in every country or region in which the Company operates or where its products and services are available. Efforts to protect and enforce the Company's intellectual property rights may be costly, and any failure by the Company or its licensors and suppliers to effectively protect and enforce its or their intellectual property or brands, or any infringement claims by third parties, could adversely impact the Company's business, results of operations or financial condition. Claims of intellectual property infringement could require the Company to enter into royalty or licensing agreements on unfavorable terms (if such agreements are available at all), require the Company to spend substantial sums to defend against or settle such claims or to satisfy any judgment rendered against it, or cease any further use of the applicable intellectual property, which could in turn require the Company to change its business practices or offerings and limit its ability to compete effectively. Even if the Company believes any such challenges or claims are without merit, they can be time-consuming and costly to defend and divert management's attention and resources away from its business. In addition, the Company may be contractually required to indemnify other parties against liabilities arising out of any third party infringement claims.

Risks Related to the Company's Common Stock

The Market Price of the Company's Stock May Fluctuate Significantly.

The Company cannot predict the prices at which its common stock may trade. The market price of the Company's common stock may fluctuate significantly, depending upon many factors, some of which may be beyond its control, including: (1) the Company's quarterly or annual earnings, or those of other companies in its industry; (2) actual or anticipated fluctuations in the Company's operating results; (3) success or failure of the Company's business strategy; (4) the Company's ability to obtain financing as needed; (5) changes in accounting standards, policies, guidance, interpretations or principles; (6) changes in laws and regulations affecting the Company's business; (7) announcements by the Company or its competitors of significant new business developments or the addition or loss of significant customers; (8) announcements by the Company or its competitors of significant acquisitions or dispositions; (9) changes in earnings estimates by securities analysts or the Company's ability to meet its earnings guidance, if any; (10) the operating and stock price performance of other comparable companies; (11) investor perception of the Company and the industries in which it operates; (12) results from material litigation or governmental investigations; (13) changes in capital gains taxes and taxes on dividends affecting stockholders; (14) overall market fluctuations, general economic conditions, such as inflationary pressures or a general economic slowdown or recession, and other external factors, including pandemics, war (such as the war in Ukraine) and terrorism; and (15) changes in the amounts and frequency of dividends or share repurchases, if any.

Certain of the Company's Directors and Officers May Have Actual or Potential Conflicts of Interest Because of Their Equity Ownership in Fox Corporation ("FOX") and/or Because They Also Serve as Officers and/or on the Board of Directors of FOX, Which May Result in the Diversion of Certain Corporate Opportunities to FOX.

Certain of the Company's directors and executive officers own shares of FOX's common stock, and the individual holdings may be significant for some of these individuals compared to their total assets. In addition, certain of the Company's officers and directors also serve as officers and/or as directors of FOX, including K. Rupert Murdoch, who serves as the Company's Executive Chair and Chair of FOX, and Lachlan K. Murdoch, who serves as the Company's Co-Chair and Executive Chair and Chief Executive Officer of FOX. This ownership or service to both companies may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for the Company and FOX. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between the Company and FOX regarding the terms of the agreements governing the indemnification of certain matters. In addition to any other arrangements that the Company and FOX may agree to implement, the Company and FOX agreed that officers and directors who serve at both companies will recuse themselves from decisions where conflicts arise due to their positions at both companies.

The Company's Amended and Restated By-laws acknowledge that the Company's directors and officers, as well as certain of its stockholders, including K. Rupert Murdoch, certain members of his family and certain family trusts (so long as such persons continue to own, in the aggregate, 10% or more of the voting stock of each of the Company and FOX), each of which is referred to as a covered stockholder, are or may become stockholders, directors, officers, employees or agents of FOX and certain of its affiliates. The Company's Amended and Restated By-laws further provide that any such overlapping person will not be liable to the Company, or to any of its stockholders, for breach of any fiduciary duty that would otherwise exist because such individual directs a corporate opportunity (other than certain types of restricted business opportunities set forth in the Company's Amended and Restated By-laws) to FOX instead of the Company. This could result in an overlapping person submitting any corporate opportunities other than restricted business opportunities to FOX instead of the Company.

Certain Provisions of the Company's Restated Certificate of Incorporation and Amended and Restated By-laws and the Ownership of the Company's Common Stock by the Murdoch Family Trust May Discourage Takeovers, and the Concentration of Ownership Will Affect the Voting Results of Matters Submitted for Stockholder Approval.

The Company's Restated Certificate of Incorporation and Amended and Restated By-laws contain certain anti-takeover provisions that may make more difficult or expensive a tender offer, change in control, or takeover attempt that is opposed by the Company's Board of Directors or certain stockholders holding a significant percentage of the voting power of the Company's outstanding voting stock. In particular, the Company's Restated Certificate of Incorporation and Amended and Restated By-laws provide for, among other things:

- a dual class common equity capital structure;

- a prohibition on stockholders taking any action by written consent without a meeting;

- special stockholders' meeting to be called only by the Board of Directors, the Chair or a Vice or Deputy Chair of the Board of Directors, or, after first requesting that the Board of Directors fix a record date for such meeting, the holders of not less than 20% of the voting power of the Company's outstanding voting stock;

- the requirement that stockholders give the Company advance notice to nominate candidates for election to the Board of Directors or to make stockholder proposals at a stockholders' meeting;

- the requirement of an affirmative vote of at least 65% of the voting power of the Company's outstanding voting stock to amend or repeal its by-laws;

- vacancies on the Board of Directors to be filled only by a majority vote of directors then in office;

- certain restrictions on the transfer of the Company's shares; and

- the Board of Directors to issue, without stockholder approval, Preferred Stock and Series Common Stock with such terms as the Board of Directors may determine.

These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the Company, even in the case where a majority of the stockholders may consider such proposals, if effective, desirable.

In addition, as a result of his ability to appoint certain members of the board of directors of the corporate trustee of the Murdoch Family Trust (MFT), which beneficially owns less than one percent of the Company's outstanding Class A Common Stock and approximately 39.9% of the Company's Class B Common Stock as of June 30, 2023, K. Rupert Murdoch may be deemed to be a beneficial owner of the shares beneficially owned by the MFT. K. Rupert Murdoch, however, disclaims any beneficial ownership of these shares. Also, K. Rupert Murdoch beneficially owns or may be deemed to beneficially own an additional less than one percent of the Company's Class B Common Stock as of June 30, 2023. Thus, K. Rupert Murdoch may be deemed to beneficially own in the aggregate less than one percent of the Company's Class A Common Stock and approximately 40.4% of the Company's Class B Common Stock as of June 30, 2023. This concentration of voting power could discourage third parties from making proposals involving an acquisition of the Company. Additionally, the ownership concentration of Class B Common Stock by the MFT increases the likelihood that proposals submitted for stockholder approval that are supported by the MFT will be adopted and proposals that the MFT does not support will not be adopted, whether or not such proposals to stockholders are also supported by the other holders of Class B Common Stock.

The Company's Board of Directors has approved a $1 billion stock repurchase program for the Company's Class A and Class B Common Stock, which could increase the percentage of Class B Common Stock held by the MFT. The Company has entered into a stockholders agreement with the MFT pursuant to which the Company and the MFT have agreed not to take actions that would result in the MFT and Murdoch family members together owning more than 44% of the outstanding voting power of the shares of Class B Common Stock or would increase the MFT's voting power by more than 1.75% in any rolling 12-month period. The MFT would forfeit votes to the extent necessary to ensure that the MFT and the Murdoch family collectively do not exceed 44% of the outstanding voting power of the shares of Class B Common Stock, except where a Murdoch family member votes their own shares differently from the MFT on any matter.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company owns and leases various real properties in the U.S., Europe, Australia and Asia that are utilized in the conduct of its businesses. Each of these properties is considered to be in good condition, adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. The Company's policy is to improve and replace property as considered appropriate to meet the needs of the individual operation.

United States

The Company's principal real properties in the U.S. are the following:

(a)   The leased U.S. headquarters of the Company, located at 1211 Avenue of the Americas, New York, New York. The space includes the executive and corporate offices of the Company and the executive and editorial offices of Dow Jones and the *Post*;

(b)   The leased offices of HarperCollins U.S. in New York, New York;

(c)   The leased offices of Move in Santa Clara, California;

(d)   The office space campus owned by the Company in South Brunswick, New Jersey; and

(e)   The leased offices of Opcity in Austin, Texas.

Europe

The Company's principal real properties in Europe are the following:

(a)   The leased headquarters and editorial offices of the London operations of News UK, Dow Jones and HarperCollins and the broadcast studios for the Company's U.K. radio stations and TalkTV at The News Building, 1 London Bridge Street, London, England;

(b)   The newspaper production and printing facilities for its U.K. newspapers, which consist of:

1. The leased office space at each of Fleet House, Peterborough, England; Dublin, Ireland; and Glasgow City Centre, Scotland; and

2. The freehold interests in each of a publishing and printing facility in Broxbourne, England and printing facilities in Knowsley, England and North Lanarkshire, Scotland; and

(c)   The leased warehouse and office facilities of HarperCollins Publishers Limited in Glasgow, Scotland.

Australia and Asia

The Company's principal real properties in Australia and Asia are the following:

(a)   The Australian newspaper production and printing facilities which consist of:

1. A Company-owned print center and an office building in Sydney, Australia at which *The Australian*, *The Daily Telegraph* and *The Sunday Telegraph* are printed and published, respectively;

2. The leased print center and office facility in Melbourne, Australia at which *Herald Sun* and *Sunday Herald Sun* are printed and published, respectively; and

3. A Company-owned print center and an office building in Adelaide, Australia at which *The Advertiser* and *Sunday Mail* are printed and published, respectively;

(b)   The leased headquarters of Foxtel in Sydney, Australia;

(c)   The leased corporate offices and call center of Foxtel in Melbourne, Australia;

(d)   The leased offices and studios of FOX SPORTS Australia in Sydney, Australia;

(e)   The leased corporate offices of REA Group in Melbourne, Australia; and

(f)   The leased office space of Dow Jones in Hong Kong.

ITEM 3. LEGAL PROCEEDINGS

See Note 16—Commitments and Contingencies in the accompanying Consolidated Financial Statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5.   **MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

News Corporation's Class A Common Stock and Class B Common Stock are listed and traded on The Nasdaq Global Select Market ("Nasdaq"), its principal market, under the symbols "NWSA" and "NWS," respectively. CHESS Depositary Interests ("CDIs") representing the Company's Class A Common Stock and Class B Common Stock are listed and traded on the Australian Securities Exchange ("ASX") under the symbols "NWSLV" and "NWS," respectively. As of August 4, 2023, there were approximately 15,000 holders of record of shares of Class A Common Stock and 400 holders of record of shares of Class B Common Stock.

Dividends

For information regarding dividends, see Note 12—Stockholders' Equity in the accompanying Consolidated Financial Statements.

Issuer Purchases of Equity Securities

On September 22, 2021, the Company announced a stock repurchase program authorizing the Company to purchase up to $1 billion in the aggregate of the Company's outstanding Class A Common Stock and Class B Common Stock (the "Repurchase Program"). The manner, timing, number and share price of any repurchases will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market conditions, applicable securities laws, alternative investment opportunities and other factors. The Repurchase Program has no time limit and may be modified, suspended or discontinued at any time. The remaining authorized amount under the Repurchase Program as of June 30, 2023 was approximately $577 million.

Stock repurchases under the Repurchase Program commenced on November 9, 2021. During the fiscal year ended June 30, 2023, the Company repurchased and subsequently retired 9.5 million shares of Class A Common Stock for approximately $159 million and 4.7 million shares of Class B Common Stock for approximately $81 million. During the fiscal year ended June 30, 2022, the Company repurchased and subsequently retired 5.8 million shares of Class A Common Stock for approximately $122 million and 2.9 million shares of Class B Common Stock for approximately $61 million. The Company did not purchase any of its Class A Common Stock or Class B Common Stock during the fiscal year ended June 30, 2021.

The following table details the Company's monthly share repurchases during the three months ended June 30, 2023:

	Total Number of Shares Purchased - Class A[a]	Total Number of Shares Purchased - Class B[a]	Average Price Paid Per Share - Class A[b]	Average Price Paid Per Share - Class B[b]	Total Number of Shares Purchased as Part of Publicly Announced Program	Dollar Value of Shares That May Yet Be Purchased Under Publicly Announced Program[b]
			(in millions, except per share amounts)			
April 3, 2023 - April 30, 2023	0.6	0.3	$ 17.29	$ 17.46	0.9	$ 608
May 1, 2023 - June 4, 2023	0.8	0.3	$ 17.86	$ 17.98	1.1	$ 589
June 5, 2023 - July 2, 2023	0.4	0.2	$ 19.18	$ 19.39	0.6	$ 577
Total	1.8	0.8	$ 17.99	$ 18.15	2.6	

(a)   The Company has not made any repurchases of Common Stock other than in connection with the publicly announced stock repurchase program described above.

(b)   Amounts exclude taxes, fees, commissions or other costs associated with the repurchases.

ITEM 6.   **[RESERVED]**

Not applicable.

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. All statements that are not statements of historical fact are forward-looking statements. The words "expect," "will," "estimate," "anticipate," "predict," "believe," "should" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this discussion and analysis and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's business, financial condition or results of operations, the Company's strategy and strategic initiatives, including potential acquisitions, investments and dispositions, the Company's cost savings initiatives, including announced headcount reductions, and the outcome of contingencies such as litigation and investigations. Readers are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks and uncertainties and other important factors that could cause actual results to differ materially from those in the forward-looking statements is set forth under the heading "Risk Factors" in Item 1A of this Annual Report on Form 10-K (the "Annual Report"). The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the Consolidated Financial Statements of News Corporation and related notes set forth elsewhere in this Annual Report.

The following discussion and analysis omits discussion of fiscal 2021. Please see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2022 for a discussion of fiscal 2021.

INTRODUCTION

News Corporation (together with its subsidiaries, "News Corporation," "News Corp," the "Company," "we," or "us") is a global diversified media and information services company comprised of businesses across a range of media, including: digital real estate services, subscription video services in Australia, news and information services and book publishing.

The consolidated financial statements are referred to herein as the "Consolidated Financial Statements." The consolidated statements of operations are referred to herein as the "Statements of Operations." The consolidated balance sheets are referred to herein as the "Balance Sheets." The consolidated statements of cash flows are referred to herein as the "Statements of Cash Flows." The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP").

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of the Company's financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- ***Overview of the Company's Businesses***—This section provides a general description of the Company's businesses, as well as developments that occurred during the two fiscal years ended June 30, 2023 and through the date of this filing that the Company believes are important in understanding its results of operations and financial condition or to disclose known trends.

- ***Results of Operations***—This section provides an analysis of the Company's results of operations for the two fiscal years ended June 30, 2023. This analysis is presented on both a consolidated basis and a segment basis. Supplemental revenue information is also included for reporting units within certain segments and is presented on a gross basis, before eliminations in consolidation. In addition, a brief description is provided of significant transactions and events that impact the comparability of the results being analyzed. The Company maintains a 52-53 week fiscal year ending on the Sunday closest to June 30 in each year. Fiscal 2023 and 2022 included 52 and 53 weeks, respectively. As a result, the Company has referenced the impact of the 53rd week, where applicable, when providing analysis of the results of operations.

- ***Liquidity and Capital Resources***—This section provides an analysis of the Company's cash flows for the two fiscal years ended June 30, 2023, as well as a discussion of the Company's financial arrangements and outstanding commitments, both firm and contingent, that existed as of June 30, 2023.

- ***Critical Accounting Policies and Estimates***—This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on

the part of management in application. In addition, Note 2 to the Consolidated Financial Statements summarizes the Company's significant accounting policies, including the critical accounting policies discussed in this section.

OVERVIEW OF THE COMPANY'S BUSINESSES

The Company manages and reports its businesses in the following six segments:

- *Digital Real Estate Services*—The Digital Real Estate Services segment consists of the Company's 61.4% interest in REA Group and 80% interest in Move. The remaining 20% interest in Move is held by REA Group. REA Group is a market-leading digital media business specializing in property and is listed on the Australian Securities Exchange ("ASX") (ASX: REA). REA Group advertises property and property-related services on its websites and mobile apps, including Australia's leading residential, commercial and share property websites, realestate.com.au, realcommercial.com.au and Flatmates.com.au, property.com.au and property portals in India. In addition, REA Group provides property-related data to the financial sector and financial services through a digital property search and financing experience and a mortgage broking offering.

  Move is a leading provider of digital real estate services in the U.S. and primarily operates Realtor.com®, a premier real estate information, advertising and services platform. Move offers real estate advertising solutions to agents and brokers, including its Connections℠ Plus, Market VIP℠ and Advantage℠ Pro products as well as its referral-based services, ReadyConnect Concierge℠ and UpNest. Move also offers online tools and services to do-it-yourself landlords and tenants.

- *Subscription Video Services*—The Company's Subscription Video Services segment provides sports, entertainment and news services to pay-TV and streaming subscribers and other commercial licensees, primarily via satellite and internet distribution, and consists of (i) the Company's 65% interest in the Foxtel Group (with the remaining 35% interest held by Telstra, an ASX-listed telecommunications company) and (ii) Australian News Channel ("ANC"). The Foxtel Group is the largest Australian-based subscription television provider. Its Foxtel pay-TV service provides approximately 200 live channels and video on demand covering sports, general entertainment, movies, documentaries, music, children's programming and news. Foxtel and the Group's Kayo Sports streaming service offer the leading sports programming content in Australia, with broadcast rights to live sporting events including: National Rugby League, Australian Football League, Cricket Australia and various motorsports programming. The Foxtel Group's other streaming services include *BINGE*, its entertainment streaming service, and Foxtel Now, a streaming service that provides access across Foxtel's live and on-demand content.

  ANC operates the SKY NEWS network, Australia's 24-hour multi-channel, multi-platform news service. ANC channels are distributed throughout Australia and New Zealand and available on Foxtel and Sky Network Television NZ. ANC also owns and operates the international Australia Channel IPTV service and offers content across a variety of digital media platforms, including web, mobile and third party providers.

- *Dow Jones*—The Dow Jones segment consists of Dow Jones, a global provider of news and business information whose products target individual consumers and enterprise customers and are distributed through a variety of media channels including newspapers, newswires, websites, mobile apps, newsletters, magazines, proprietary databases, live journalism, video and podcasts. Dow Jones's consumer products include premier brands such as *The Wall Street Journal*, *Barron's*, MarketWatch and *Investor's Business Daily*. Dow Jones's professional information products, which target enterprise customers, include Dow Jones Risk & Compliance, a leading provider of data solutions to help customers identify and manage regulatory, corporate and reputational risk with tools focused on financial crime, sanctions, trade and other compliance requirements, OPIS, a leading provider of pricing data, news, insights, analysis and other information for energy commodities and key base chemicals, Factiva, a leading provider of global business content, and Dow Jones Newswires, which distributes real-time business news, information and analysis to financial professionals and investors.

- *Book Publishing*—The Book Publishing segment consists of HarperCollins, the second largest consumer book publisher in the world, with operations in 17 countries and particular strengths in general fiction, nonfiction, children's and religious publishing. HarperCollins owns more than 120 branded publishing imprints, including Harper, William Morrow, Mariner, HarperCollins Children's Books, Avon, Harlequin and Christian publishers Zondervan and Thomas Nelson, and publishes works by well-known authors such as Harper Lee, George Orwell, Agatha Christie and Zora Neale Hurston, as well as global author brands including J.R.R. Tolkien, C.S. Lewis, Daniel Silva, Karin Slaughter and Dr. Martin Luther King, Jr. It is also home to many beloved children's books and authors and a significant Christian publishing business.

- *News Media*—The News Media segment consists primarily of News Corp Australia, News UK and the *New York Post* and includes *The Australian, The Daily Telegraph, Herald Sun, The Courier Mail*, *The Advertiser* and the

news.com.au website in Australia, *The Times, The Sunday Times, The Sun, The Sun on Sunday* and thesun.co.uk in the U.K. and the-sun.com in the U.S. This segment also includes Wireless Group, operator of talkSPORT, the leading sports radio network in the U.K., TalkTV in the U.K. and Storyful, a social media content agency.

- *Other*—The Other segment consists primarily of general corporate overhead expenses, strategy costs and costs related to the U.K. Newspaper Matters (as defined in Note 16—Commitments and Contingencies to the Consolidated Financial Statements).

Digital Real Estate Services

The Digital Real Estate Services segment generates revenue through property and property-related advertising and services, including: the sale of real estate listing and lead generation products and referral-based services to agents, brokers, developers, homebuilders and landlords; real estate-related and property rental-related services; display advertising on residential real estate and commercial property sites; and residential property data services to the financial sector. The Digital Real Estate Services segment also generates revenue through commissions from referrals generated through its digital property search and financing offering and mortgage broking services. Significant expenses associated with these sites and services include development costs, advertising and promotional expenses, hosting and support services, salaries, broker commissions, employee benefits and other routine overhead expenses. The Digital Real Estate Services segment's results are highly sensitive to conditions in the real estate market, as well as macroeconomic factors such as interest rates and inflation, which are expected to continue to adversely impact real estate lead and transaction volumes and adjacent businesses in the near term.

Consumers overwhelmingly turn to the internet and mobile devices for real estate information and services. The Digital Real Estate Services segment's success depends on its continued innovation to provide products and services that are useful for consumers and real estate, mortgage and financial services professionals, homebuilders and landlords and attractive to its advertisers. The Digital Real Estate Services segment operates in a highly competitive digital environment with other operators of real estate and property websites and mobile apps.

Subscription Video Services

The Company's Subscription Video Services segment consists of (i) its 65% interest in the Foxtel Group and (ii) ANC. The Foxtel Group is the largest Australian-based subscription television provider, with a suite of offerings including its Foxtel pay-TV and Kayo Sports, *BINGE* and Foxtel Now streaming services. The Foxtel Group generates revenue primarily through subscription revenue as well as advertising revenue.

The Foxtel Group competes for audiences primarily with a variety of other video content providers, such as traditional Free-To-Air ("FTA") TV operators in Australia, including the three major commercial FTA networks and two major government-funded FTA broadcasters, and content providers that deliver video programming over the internet. These providers include, Internet Protocol television, or IPTV, subscription video-on-demand and broadcast video-on-demand providers; streaming services offered through digital media providers; as well as programmers and distributors that provide content directly to consumers over the internet.

ANC operates the SKY NEWS network, Australia's 24-hour multi-channel, multi-platform news service, and also owns and operates the Australia Channel IPTV service for international markets. Revenue is primarily derived from monthly affiliate fees received from pay-TV providers and advertising.

The most significant operating expenses of the Subscription Video Services segment are the acquisition and production expenses related to programming, the expenses related to operating the technical facilities of the broadcast operations, expenses related to satellite, data and cable-related transmission costs and studio and engineering expense. The expenses associated with licensing certain sports programming rights are recognized during the applicable season or event, which can cause results at the Subscription Video Services segment to fluctuate based on the timing and mix of the Foxtel Group's local and international sports programming. Sports programming rights costs associated with a dedicated channel are amortized over 12 months. Other expenses include subscriber acquisition costs such as sales costs and marketing and promotional expenses related to improving the market visibility and awareness of the channels and their programming. Additional expenses include salaries, employee benefits, technology, rent and other routine overhead expenses.

Dow Jones

The Dow Jones segment's products target individual consumers and enterprise customers. Revenue from the Dow Jones segment's consumer business is derived primarily from circulation, which includes subscription and single-copy sales of its digital and print consumer products, the sale of digital and print advertising, licensing fees for its print and digital consumer content and

participation fees for its live journalism events. Circulation revenues are dependent on the content of the Dow Jones segment's consumer products, prices of its and/or competitors' products, as well as promotional activities and news cycles. Advertising revenue is dependent on a number of factors, including demand for the Dow Jones segment's consumer products, general economic and business conditions, demographics of the customer base, advertising rates and effectiveness and brand strength and reputation. Certain sectors of the economy account for a significant portion of Dow Jones's advertising revenues, including technology and finance, which were particularly affected by economic and market conditions in fiscal 2023. Advertising revenues are also subject to seasonality, with revenues typically highest in the Company's second fiscal quarter due to the end-of-year holiday season. In addition, the consumer print business faces challenges from alternative media formats and shifting consumer preferences, which have adversely affected, and are expected to continue to adversely affect, both print circulation and advertising revenues. Advertising, in particular, has been impacted by the shift in advertising spending from print to digital. The increasing range of advertising choices and formats has resulted in audience fragmentation and increased competition. Technologies, regulations, policies and practices have also been and will continue to be developed and implemented that make it more difficult to target and measure the effectiveness of digital advertising, which may impact digital advertising rates or revenues. As a multi-platform news provider, the Dow Jones segment seeks to maximize revenues from a variety of media formats and platforms, including leveraging its content through licensing arrangements with third-party distribution platforms, developing new advertising models and growing its live journalism events business, and continues to invest in its digital and other products, which represent an increasingly larger share of revenues at its consumer business. Mobile devices, their related apps and other technologies, provide continued opportunities for the Dow Jones segment to make its content available to a new audience of readers, introduce new or different pricing schemes and develop its products to continue to attract advertisers and/or affect the relationship between content providers and consumers.

Operating expenses for the consumer business include costs related to paper, production, distribution, third party printing, editorial and commissions. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead. The costs associated with printing and distributing newspapers, including paper prices and delivery costs, are key operating expenses whose fluctuations can have a material effect on the results of the Dow Jones segment's consumer business. The consumer business is affected by the cyclical changes in the price of paper and other factors that may affect paper prices, including, among other things, inflation, supply chain disruptions, industry trends or economics and tariffs or other restrictions on non-U.S. paper suppliers. In addition, the Dow Jones segment relies on third parties for much of the printing and distribution of its print products. The shift from print to digital and changing labor markets present challenges to the financial and operational stability of these third parties which could, in turn, impact the availability, or increase the cost, of third-party printing and distribution services for the Company's newspapers.

The Dow Jones segment's consumer products compete for consumers, audience and advertising with other local and national newspapers, web and app-based media, news aggregators, customized news feeds, search engines, blogs, magazines, investment tools, social media sources, podcasts and event producers, as well as other media such as television, radio stations and outdoor displays. As a result of rapidly changing and evolving technologies (including recent developments in artificial intelligence (AI), particularly generative AI), distribution platforms and business models, and corresponding changes in consumer behavior, the consumer business continues to face increasing competition for both circulation and advertising revenue, including from a variety of alternative news and information sources, as well as programmatic advertising buying channels and off-platform distribution of its products.

The Dow Jones segment's professional information business, which targets enterprise customers, derives revenue primarily from subscriptions to its professional information products. The professional information business serves enterprise customers with products that combine news and information with technology and tools that inform decisions and aid awareness, research, understanding and compliance. The success of the professional information business depends on its ability to provide products, services, applications and functionalities that meet the needs of its enterprise customers, who operate in information-intensive and oftentimes highly regulated industries such as finance and insurance. The professional information business must also anticipate and respond to industry trends and regulatory and technological changes.

Significant expenses for the professional information business include development costs, sales and marketing expenses, hosting and support services, royalties, salaries, consulting and professional fees, sales commissions, employee benefits and other routine overhead expenses.

The Dow Jones segment's professional information products compete with various information service providers, compliance data providers, global financial newswires and energy and commodities pricing and data providers, including Reuters News, RELX (including LexisNexis and ICIS), Refinitiv, S&P Global, DTN and Argus Media, as well as many other providers of news, information and compliance data.

Book Publishing

The Book Publishing segment derives revenues from the sale of general fiction, nonfiction, children's and religious books in the U.S. and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand during the end-of-year holiday season in its main operating geographies. This marketplace is highly competitive and continues to change due to technological developments, including additional digital platforms, such as e-books and downloadable audiobooks, and distribution channels and other factors. Each book is a separate and distinct product and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Book Publishing segment's sales throughout the fiscal year. Print-based consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Book Publishing segment is subject to global trends and local economic conditions, including supply chain challenges and inflationary and inventory pressures during fiscal 2023, which are expected to moderate in fiscal 2024. Operating expenses for the Book Publishing segment include costs related to paper, printing, freight, authors' royalties, editorial, promotional, art and design expenses. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead costs.

News Media

Revenue at the News Media segment is derived primarily from circulation and subscriptions, the sale of advertising, as well as licensing. Circulation and subscription revenues can be greatly affected by changes in the prices of the Company's and/or competitors' products, as well as by promotional activities and news cycles. Adverse changes in general market conditions for advertising have affected, and may continue to affect, revenues. Advertising revenues at the News Media segment are also subject to seasonality, with revenues typically being highest in the Company's second fiscal quarter due to the end-of-year holiday season in its main operating geographies.

Operating expenses include costs related to paper, production, distribution, third party printing, editorial, commissions, technology and radio sports rights. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead. The cost of paper is a key operating expense whose fluctuations can have a material effect on the results of the segment. The News Media segment continues to be exposed to risks associated with paper used for printing. Paper is a basic commodity and its price is sensitive to the balance of supply and demand. The News Media segment's expenses are affected by the cyclical changes in the price of paper and other factors that may affect paper prices, including, among other things, inflation, supply chain disruptions, industry trends or economics (including the closure or conversion of newsprint mills) and tariffs. The News Media segment experienced significant paper price increases in fiscal 2023. While the Company anticipates these increases will moderate, it expects prices to remain elevated.

The News Media segment's products compete for readership, audience and advertising with local and national competitors and also compete with other media alternatives in their respective markets. Competition for circulation and subscriptions is based on the content of the products provided, pricing and, from time to time, various promotions. The success of these products also depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising is based upon the reach of the products, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, distribution and quality of consumer demographics. As a result of rapidly changing and evolving technologies (including recent developments in AI, particularly generative AI), distribution platforms and business models, and corresponding changes in consumer behavior, the News Media segment continues to face increasing competition for both circulation and advertising revenue.

The News Media segment's print business faces challenges from alternative media formats and shifting consumer preferences. The News Media segment is also exposed to the impact of the shift in advertising spending from print to digital. These alternative media formats could impact the segment's overall performance, positively or negatively. In addition, technologies, regulations, policies and practices have been and will continue to be developed and implemented that make it more difficult to target and measure the effectiveness of digital advertising, which may impact digital advertising rates or revenues.

As multi-platform news providers, the businesses within the News Media segment seek to maximize revenues from a variety of media formats and platforms, including leveraging their content through licensing arrangements with third-party distribution platforms and developing new advertising models, and continue to invest in their digital products. Mobile devices, their related apps and other technologies, provide continued opportunities for the businesses within the News Media segment to make their content available to a new audience of readers, introduce new or different pricing schemes and develop their products to continue to attract advertisers and/or affect the relationship between content providers and consumers.

Other

The Other segment primarily consists of general corporate overhead expenses, strategy costs and costs related to the U.K. Newspaper Matters.

Other Business Developments

Fiscal 2023

Exploration of Potential Combination with FOX Corporation ("FOX")

In October 2022, the Company announced that its Board of Directors (the "Board of Directors"), following the receipt of letters from K. Rupert Murdoch and the Murdoch Family Trust, had formed a special committee of independent and disinterested members of the Board of Directors (the "Special Committee") to begin exploring a potential combination with FOX (the "Potential Transaction"). In January 2023, the Board of Directors received a letter from Mr. Murdoch withdrawing the proposal to explore the Potential Transaction. As a result of the letter, the Special Committee has been dissolved.

Potential Disposition of Move

In January 2023, the Company announced that it was engaged in discussions with CoStar Group, Inc. ("CoStar") regarding a potential sale of its subsidiary, Move. In February 2023, the Company confirmed that it is no longer engaged in these discussions with CoStar.

Russian and Ukrainian conflict

The Company takes extensive steps to ensure the safety of its journalists and other personnel in Ukraine and Russia. Despite these measures, a reporter for *The Wall Street Journal* was detained by Russian authorities in March 2023 while on assignment in the country. The Company has engaged legal counsel for the reporter and is working to secure his release. The Company will continue to closely monitor the situation in the region. While the Company has extremely limited business operations in, or direct exposure to, Russia or Ukraine and the conflict has not had a material impact on its business, financial condition, or results of operations to date, the Company prioritizes the health, safety, security and well-being of its employees and will continue to support affected employees in the region. In addition to impacts on its personnel, the conflict has broadened inflationary pressures and a further escalation or expansion of its scope or the related economic disruption could impact the Company's supply chain, further exacerbate inflation and other macroeconomic trends and have an adverse effect on its results of operations.

Announced Headcount Reduction

In response to the macroeconomic challenges facing many of the Company's businesses, the Company continues to implement cost savings initiatives, including an expected 5% headcount reduction, or around 1,250 positions, this calendar year. Decisions regarding the elimination of positions are ongoing and assessed based on the needs of the respective businesses. The Company notified the majority of affected employees and recognized the associated cash restructuring charges of approximately $80 million in the second half of fiscal 2023. While it is still evaluating the estimated cost savings from these actions, the Company currently expects this to generate annualized gross cost savings of at least $160 million once completed, the majority of which will be reflected in fiscal 2024. See Note 5—Restructuring Programs in the accompanying Consolidated Financial Statements.

Fiscal 2022

REA Group sale of Malaysia and Thailand businesses

In August 2021, REA Group acquired an 18% interest (16.6% on a diluted basis) in PropertyGuru Pte. Ltd., now PropertyGuru Group Ltd. ("PropertyGuru"), a leading digital property technology company operating marketplaces in Southeast Asia, in exchange for all shares of REA Group's entities in Malaysia and Thailand. The transaction was completed after REA Group entered into an agreement to sell its 27% interest in its existing venture with 99.co. The transaction creates a leading digital real estate services company in Southeast Asia, new opportunities for collaboration and access to a deeper pool of expertise, technology and investment in the region. REA Group received one seat on the board of directors of PropertyGuru as part of the transaction.

In March 2022, PropertyGuru completed its merger with Bridgetown 2 Holdings Limited. As a result of the merger and subsequent investments made in connection with the transaction, REA Group's ownership interest in PropertyGuru was 17.5% and a gain of approximately $15 million was recorded in Other, net.

Share Repurchase Program

In September 2021, the Company announced a stock repurchase program authorizing the Company to purchase up to $1 billion in the aggregate of its outstanding Class A Common Stock and Class B Common Stock (the "Repurchase Program"). The manner, timing, number and share price of any repurchases will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market conditions, applicable securities laws, alternative investment opportunities and other factors. The Repurchase Program has no time limit and may be modified, suspended or discontinued at any time. See Note 12—Stockholders' Equity in the accompanying Consolidated Financial Statements.

2022 Senior Notes Offering

In February 2022, the Company issued $500 million of senior notes due 2032 (the "2022 Senior Notes"). The 2022 Senior Notes bear interest at a fixed rate of 5.125% per annum, payable in cash semi-annually on February 15 and August 15 of each year, commencing on August 15, 2022. The notes will mature on February 15, 2032. The Company used the net proceeds from the offering for general corporate purposes, including to fund the acquisitions of OPIS and CMA. See Note 9—Borrowings in the accompanying Consolidated Financial Statements.

Acquisition of OPIS

In February 2022, the Company acquired the Oil Price Information Service business and related assets ("OPIS") from S&P Global Inc. ("S&P") and IHS Markit Ltd. for $1.15 billion in cash, subject to customary purchase price adjustments. OPIS is a global industry standard for benchmark and reference pricing and news and analytics for the oil, natural gas liquids and biofuels industries. The business also provides pricing and news and analytics for the coal, mining and metals end markets and insights and analytics in renewables and carbon pricing. The acquisition enables Dow Jones to become a leading provider of energy and renewables information and furthers its goal of building the leading global business news and information platform for professionals. OPIS is a subsidiary of Dow Jones, and its results are included in the Dow Jones segment.

Term Loan A and Revolving Credit Facilities

On March 29, 2022, the Company terminated its existing unsecured $750 million revolving credit facility and entered into a new credit agreement (the "2022 Credit Agreement") that provides for $1,250 million of unsecured credit facilities comprised of a $500 million unsecured term loan A credit facility (the "Term A Facility" and the loans under the Term A Facility are collectively referred to as "Term A Loans") and a $750 million unsecured revolving credit facility (the "Revolving Facility" and, together with the Term A Facility, the "Facilities") that can be used for general corporate purposes. See Note 9—Borrowings in the accompanying Consolidated Financial Statements.

The Company entered into an interest rate swap derivative to fix the floating rate interest component of its Term A Loans at 2.083%. See Note 11—Financial Instruments and Fair Value Measurements in the accompanying Consolidated Financial Statements.

The Company borrowed the full amount of the Term A Facility on March 31, 2022 and had not borrowed any funds under the Revolving Facility as of June 30, 2023.

Acquisition of Base Chemicals

In June 2022, the Company acquired the Base Chemicals (rebranded Chemical Market Analytics, "CMA") business from S&P for $295 million in cash, subject to customary purchase price adjustments. CMA provides pricing data, insights, analysis and forecasting for key base chemicals through its leading Market Advisory and World Analysis services. The acquisition enables Dow Jones to become a leading provider of base chemicals information and furthers its goal of building the leading global

business news and information platform for professionals. CMA is operated by Dow Jones, and its results are included in the Dow Jones segment.

Acquisition of UpNest

In June 2022, the Company acquired UpNest, Inc. ("UpNest") for closing cash consideration of approximately $45 million, subject to customary purchase price adjustments, and up to $15 million in future cash consideration based upon the achievement of certain performance objectives over the next two years. UpNest is a real estate agent marketplace that matches home sellers and buyers with top local agents who compete for their business. The UpNest acquisition helps Realtor.com® further expand its services and support for home sellers and listing agents and brokers. UpNest is a subsidiary of Move, and its results are included within the Digital Real Estate Services segment.

See Note 4—Acquisitions, Disposals and Other Transactions in the accompanying Consolidated Financial Statements for further discussion of the acquisitions and dispositions discussed above.

Results of Operations—Fiscal 2023 versus Fiscal 2022

The following table sets forth the Company's operating results for fiscal 2023 as compared to fiscal 2022.

		For the fiscal years ended June 30,					
		2023		2022		Change	% Change
(in millions, except %)						Better/(Worse)	
Revenues:							
Circulation and subscription	$	4,447	$	4,425	$	22	— %
Advertising		1,687		1,821		(134)	(7)%
Consumer		1,899		2,106		(207)	(10)%
Real estate		1,189		1,347		(158)	(12)%
Other		657		686		(29)	(4)%
Total Revenues		9,879		10,385		(506)	(5)%
Operating expenses		(5,124)		(5,124)		—	— %
Selling, general and administrative		(3,335)		(3,592)		257	7 %
Depreciation and amortization		(714)		(688)		(26)	(4)%
Impairment and restructuring charges		(150)		(109)		(41)	(38)%
Equity losses of affiliates		(127)		(13)		(114)	**
Interest expense, net		(100)		(99)		(1)	(1)%
Other, net		1		52		(51)	(98)%
Income before income tax expense		**330**		**812**		**(482)**	**(59)%**
Income tax expense		(143)		(52)		(91)	**
Net income		187		760		(573)	(75)%
Less: Net income attributable to noncontrolling interests		(38)		(137)		99	72 %
Net income attributable to News Corporation stockholders	$	**149**	$	**623**	$	**(474)**	**(76)%**

_____
**   not meaningful

Revenues—Revenues decreased $506 million, or 5%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022. The decrease, which includes the approximately $110 million impact of the absence of the 53rd week in fiscal 2023, was driven in part by lower revenues at the Book Publishing segment primarily due to lower print and digital book sales, mainly in the U.S. market, driven by lower consumer demand industry-wide, weak frontlist performance, Amazon's reset of its inventory levels and rightsizing of its warehouse footprint and the negative impact of foreign currency fluctuations. The decrease was also driven by lower revenues at the Digital Real Estate Services segment primarily due to lower real estate revenues at Move, the negative impact of foreign currency fluctuations and lower financial services revenue at REA Group and at the News Media and Subscription Video Services segments due to the negative impact of foreign currency fluctuations. These decreases were partially offset by higher revenues at the Dow Jones segment primarily due to the acquisitions of OPIS and CMA. Digital revenues accounted for approximately 50% of total revenues for the fiscal year ended June 30, 2023.

The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $494 million, or 5%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022. The Company calculates the impact of foreign currency fluctuations for businesses reporting in currencies other than the U.S. dollar by multiplying the results for each quarter in the current period by the difference between the average exchange rate for that quarter and the average exchange rate in effect during the corresponding quarter of the prior year and totaling the impact for all quarters in the current period.

Operating expenses—Operating expenses were flat for the fiscal year ended June 30, 2023 as compared to fiscal 2022. Operating expenses at the Dow Jones segment increased due to the impact from recent acquisitions. The increase was offset by lower operating expenses at the Book Publishing segment driven by the positive impact of foreign currency fluctuations, as the impact of lower sales volumes offset higher manufacturing, freight and distribution costs, and at the News Media segment due to the positive impact of foreign currency fluctuations, as the $60 million impact of higher pricing on newsprint costs and higher costs for TalkTV and other digital investments, primarily at News Corp Australia, were partially offset by cost savings initiatives. Operating expenses at the Subscription Video Services segment were also lower due to the positive impact of foreign currency fluctuations, largely offset by higher sports and entertainment programming costs. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in an Operating expense decrease of $242 million, or 5%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

Selling, general and administrative—Selling, general and administrative decreased $257 million, or 7%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022. The decrease in Selling, general and administrative for the fiscal year ended June 30, 2023 was primarily driven by lower expenses at the Digital Real Estate Services segment mainly due to the positive impact of foreign currency fluctuations, lower broker commissions at REA Group's financial services business and lower discretionary spending and employee costs at Move and at the News Media segment due to the positive impact of foreign currency fluctuations and cost savings initiatives, partially offset by higher employee and marketing costs. Selling, general and administrative also decreased at the Subscription Video Services segment primarily due to the positive impact of foreign currency fluctuations and lower marketing costs and at the Book Publishing segment primarily due to lower employee costs and the positive impact of foreign currency fluctuations. Selling, general and administrative declined at the Other segment primarily due to the absence of one-time legal settlement costs, partially offset by $10 million of one-time costs related to the professional fees incurred by the Special Committee and the Company in connection with evaluating the proposal from the Murdoch Family Trust, as well as fees related to the potential sale of Move. Selling, general and administrative at the Dow Jones segment benefited from the absence of $25 million of OPIS and CMA-related transaction costs incurred in fiscal 2022 and the positive impact of foreign currency fluctuations, offset by higher employee costs due to recent acquisitions. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a Selling, general and administrative decrease of $172 million, or 5%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

Depreciation and amortization—Depreciation and amortization expense increased $26 million, or 4%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022, primarily driven by higher amortization expense resulting from the Company's recent acquisitions. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a depreciation and amortization expense decrease of $35 million, or 5%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

Impairment and restructuring charges—During the fiscal years ended June 30, 2023 and 2022, the Company recorded restructuring charges of $125 million and $94 million, respectively.

During the fiscal year ended June 30, 2023, the Company recognized non-cash impairment charges of $25 million related to the impairment of certain indefinite-lived intangible assets during the Company's annual impairment assessment.

During the fiscal year ended June 30, 2022, the Company recognized non-cash impairment charges of $15 million related to the write-down of fixed assets associated with the shutdown and sale of certain U.S. printing facilities at the Dow Jones segment.

See Note 5—Restructuring Programs, Note 7—Property, Plant and Equipment and Note 8—Goodwill and Other Intangible Assets in the accompanying Consolidated Financial Statements.

Equity losses of affiliates—Equity losses of affiliates increased by $114 million for the fiscal year ended June 30, 2023 as compared to fiscal 2022, primarily due to a non-cash write-down of REA Group's investment in PropertyGuru of approximately $81 million and losses from an investment in an Australian sports wagering venture. See Note 6—Investments in the accompanying Consolidated Financial Statements.

Interest expense, net—Interest expense, net for the fiscal year ended June 30, 2023 increased $1 million, or 1%, as compared to fiscal 2022. See Note 9—Borrowings in the accompanying Consolidated Financial Statements.

Other, net—Other, net decreased $51 million, or 98%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022. The decrease was primarily due to the absence of REA Group's gain on disposition of its entities in Malaysia and Thailand recognized in fiscal 2022. See Note 21—Additional Financial Information in the accompanying Consolidated Financial Statements.

Income tax expense—The Company's income tax expense and effective tax rate for the fiscal year ended June 30, 2023 were $143 million and 43%, respectively, as compared to an income tax expense and effective tax rate of $52 million and 6%, respectively, for fiscal 2022.

For the fiscal year ended June 30, 2023, the Company recorded income tax expense of $143 million on pre-tax income of $330 million, resulting in an effective tax rate that was higher than the U.S. statutory tax rate. The tax rate was impacted by foreign operations which are subject to higher tax rates, impairments and valuation allowances recorded against tax benefits in certain businesses.

For the fiscal year ended June 30, 2022, the Company recorded income tax expense of $52 million on pre-tax income of $812 million, resulting in an effective tax rate that was lower than the U.S. statutory tax rate. The tax rate was impacted by foreign operations which are subject to higher tax rates, offset by the reversal of valuation allowances, including $149 million related to certain foreign deferred tax assets that are more likely than not to be realized, the lower tax impact related to the sale of REA Group's Malaysia and Thailand businesses and the remeasurement of deferred taxes in the U.K.

Management assesses available evidence to determine whether sufficient future taxable income will be generated to permit the use of existing deferred tax assets. Based on management's assessment of available evidence, it has been determined that it is more likely than not that deferred tax assets in certain foreign jurisdictions may not be realized and therefore, a valuation allowance has been established against those tax assets. See Note 19—Income Taxes in the accompanying Consolidated Financial Statements.

Net income—Net income was $187 million for the fiscal year ended June 30, 2023, as compared to $760 million for the fiscal year ended June 30, 2022, a decrease of $573 million, or 75%, primarily driven by lower Total Segment EBITDA, higher losses from equity affiliates, higher tax expense, lower Other, net and higher impairment and restructuring charges.

Net income attributable to noncontrolling interests—Net income attributable to noncontrolling interests was $38 million for the fiscal year ended June 30, 2023, as compared to $137 million for the fiscal year ended June 30, 2022, a decrease of $99 million, or 72%, primarily driven by the write-down of REA Group's investment in PropertyGuru in the fiscal year ended June 30, 2023 and the impact of the absence of REA Group's gain on disposition of its entities in Malaysia and Thailand recognized in fiscal 2022.

Segment Analysis

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: depreciation and amortization, impairment and restructuring charges, equity losses of affiliates, interest (expense) income, net, other, net and income tax (expense) benefit. Segment EBITDA may not be comparable to similarly titled measures reported by other companies, since companies and investors may differ as to what items should be included in the calculation of Segment EBITDA.

Segment EBITDA is the primary measure used by the Company's chief operating decision maker to evaluate the performance of, and allocate resources within, the Company's businesses. Segment EBITDA provides management, investors and equity analysts with a measure to analyze the operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

Total Segment EBITDA is a non-GAAP measure and should be considered in addition to, not as a substitute for, net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. In addition, this measure does not reflect cash available to fund requirements and excludes items, such as depreciation and amortization and impairment and restructuring charges, which are significant components in assessing the Company's financial performance. The Company believes that the presentation of Total Segment EBITDA provides useful information regarding the Company's operations and other factors that affect the Company's reported results. Specifically, the Company believes that by excluding certain one-time or non-cash items such as impairment and restructuring charges and depreciation and amortization, as well as potential distortions between periods caused by factors such as financing and capital structures and changes in tax positions or regimes, the Company provides users of its consolidated financial statements with insight into both its core operations as well as the factors that affect reported results between periods but which the Company believes are not representative of its core business. As a result, users of the Company's consolidated financial statements are better able to evaluate changes in the core operating results of the Company across different periods.

The following table reconciles Net income to Total Segment EBITDA for the fiscal years ended June 30, 2023 and 2022:

(in millions)	For the fiscal years ended June 30,	
	2023	2022
Net income	$ 187	$ 760
Add:		
Income tax expense	143	52
Other, net	(1)	(52)
Interest expense, net	100	99
Equity losses of affiliates	127	13
Impairment and restructuring charges	150	109
Depreciation and amortization	714	688
Total Segment EBITDA	**$ 1,420**	**$ 1,669**

The following table sets forth the Company's Revenues and Segment EBITDA by reportable segment for the fiscal years ended June 30, 2023 and 2022:

	For the fiscal years ended June 30,			
	2023		2022	
(in millions)	Revenues	Segment EBITDA	Revenues	Segment EBITDA
Digital Real Estate Services	$ 1,539	$ 457	$ 1,741	$ 574
Subscription Video Services	1,942	347	2,026	360
Dow Jones	2,153	494	2,004	433
Book Publishing	1,979	167	2,191	306
News Media	2,266	156	2,423	217
Other	—	(201)	—	(221)
Total	**$ 9,879**	**$ 1,420**	**$ 10,385**	**$ 1,669**

Digital Real Estate Services (15% and 17% of the Company's consolidated revenues in fiscal 2023 and 2022, respectively)

	For the fiscal years ended June 30,			
	2023	2022	Change	% Change
(in millions, except %)			Better/(Worse)	
Revenues:				
Circulation and subscription	$ 12	$ 13	$ (1)	(8) %
Advertising	140	135	5	4 %
Real estate	1,189	1,347	(158)	(12) %
Other	198	246	(48)	(20) %
Total Revenues	**1,539**	**1,741**	**(202)**	**(12)%**
Operating expenses	(201)	(208)	7	3 %
Selling, general and administrative	(881)	(959)	78	8 %
Segment EBITDA	**$ 457**	**$ 574**	**$ (117)**	**(20)%**

For the fiscal year ended June 30, 2023, revenues at the Digital Real Estate Services segment decreased $202 million, or 12%, as compared to fiscal 2022, including an approximately $14 million impact from the absence of the 53rd week in fiscal 2023. Revenues at Move decreased $110 million, or 15%, to $602 million for the fiscal year ended June 30, 2023 from $712 million in fiscal 2022, primarily driven by the continued impact of the macroeconomic environment on the housing market, including higher interest rates, and the impact of the absence of the 53rd week in fiscal 2023, partially offset by the $10 million increase in advertising revenues. The market downturn resulted in lower lead volumes, which decreased 29%, and lower transaction volumes. Revenues from the referral model, which includes the ReadyConnect Concierge[SM] product, and the traditional lead generation product decreased due to these factors, partially offset by improved lead optimization. The referral model generated

approximately 26% of total Move revenues in fiscal 2023 as compared to approximately 31% in fiscal 2022. At REA Group, revenues decreased $92 million, or 9%, to $937 million for the fiscal year ended June 30, 2023 from $1,029 million in fiscal 2022 primarily driven by the $74 million negative impact of foreign currency fluctuations. The impact of lower national listings on Australian residential revenues and lower financial services revenue driven by lower settlements and the $15 million adverse impact from a valuation adjustment related to expected future trail commissions were partially offset by price increases, increased depth penetration for Australian residential products due to the contribution of Premiere Plus, increased depth penetration for commercial products and higher revenues at REA India.

For the fiscal year ended June 30, 2023, Segment EBITDA at the Digital Real Estate Services segment decreased $117 million, or 20%, as compared to fiscal 2022, primarily due to the lower revenues discussed above, the $34 million, or 6%, negative impact of foreign currency fluctuations and higher costs at REA India, partially offset by lower broker commissions at REA Group due to the valuation adjustment related to expected future trail commissions and lower settlements and lower discretionary and employee costs at Move.

Subscription Video Services (20% of the Company's consolidated revenues in both fiscal 2023 and 2022)

(in millions, except %)	For the fiscal years ended June 30,			
	2023	2022	Change	% Change
			Better/(Worse)	
Revenues:				
Circulation and subscription	$ 1,671	$ 1,753	$ (82)	(5)%
Advertising	227	232	(5)	(2)%
Other	44	41	3	7 %
Total Revenues	**1,942**	**2,026**	**(84)**	**(4)%**
Operating expenses	(1,264)	(1,281)	17	1 %
Selling, general and administrative	(331)	(385)	54	14 %
Segment EBITDA	**$ 347**	**$ 360**	**$ (13)**	**(4)%**

For the fiscal year ended June 30, 2023, revenues at the Subscription Video Services segment decreased $84 million, or 4%, as compared to fiscal 2022 due to the negative impact of foreign currency fluctuations. The $114 million increase in streaming revenues, primarily due to increased volume and pricing at Kayo and *BINGE*, the $26 million increase in commercial subscription revenues due to the absence of COVID-19 related restrictions imposed in fiscal 2022 and improvements in underlying advertising trends more than offset lower residential subscription revenues resulting from fewer residential broadcast subscribers. Foxtel Group streaming subscription revenues represented approximately 27% of total circulation and subscription revenues for the fiscal year ended June 30, 2023, as compared to 20% in fiscal 2022. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $157 million, or 8%, for the fiscal year ended June 30, 2023, as compared to fiscal 2022.

For the fiscal year ended June 30, 2023, Segment EBITDA decreased $13 million, or 4%, as compared to fiscal 2022 due to the $29 million, or 8%, negative impact of foreign currency fluctuations. Higher sports programming rights and production costs due to contractual increases and enhanced digital rights and higher entertainment programming rights costs due to the availability of content were more than offset by the revenue drivers discussed above, as well as lower transmission and marketing costs.

The following tables provide information regarding certain key performance indicators for the Foxtel Group, the primary reporting unit within the Subscription Video Services segment, as of and for the fiscal years ended June 30, 2023 and 2022. Management believes these metrics provide useful information to allow investors to understand trends in consumer behavior and acceptance of the various services offered by the Foxtel Group. Management utilizes these metrics to track and forecast subscription revenue trends across the business's various linear and streaming products. See "Part I. Business" for further detail regarding these performance indicators including definitions and methods of calculation.

	As of June 30,	
	2023	**2022**
	(in 000s)	
Broadcast Subscribers		
Residential[a]	1,341	1,481
Commercial[b]	233	242
Streaming Subscribers (Total (Paid))[c]		
Kayo	1,411 (1,401 paid)	1,312 (1,293 paid)
BINGE	1,541 (1,487 paid)	1,263 (1,192 paid)
Foxtel Now	177 (170 paid)	201 (194 paid)
Total Subscribers (Total (Paid))[d]	4,723 (4,650 paid)	4,529 (4,413 paid)

	For the fiscal years ended June 30,	
	2023	**2022**
Broadcast ARPU[e]	A$84 (US$56)	A$82 (US$59)
Broadcast Subscriber Churn[f]	12.7%	13.8%

(a) Subscribing households throughout Australia as of June 30, 2023 and 2022.

(b) Commercial subscribers throughout Australia as of June 30, 2023 and 2022.

(c) Total and Paid subscribers for the applicable streaming service as of June 30, 2023 and 2022. Paid subscribers excludes customers receiving service for no charge under certain new subscriber promotions.

(d) Total subscribers consists of Foxtel Group's broadcast and streaming services listed above and its news aggregation streaming service.

(e) Average monthly broadcast residential subscription revenue per user (Broadcast ARPU) for the fiscal years ended June 30, 2023 and 2022.

(f) Broadcast residential subscriber churn rate (Broadcast Subscriber Churn) for the fiscal years ended June 30, 2023 and 2022.

Dow Jones (22% and 19% of the Company's consolidated revenues in fiscal 2023 and 2022, respectively)

	For the fiscal years ended June 30,			
	2023	**2022**	**Change**	**% Change**
(in millions, except %)			**Better/(Worse)**	
Revenues:				
Circulation and subscription	$ 1,689	$ 1,516	$ 173	11 %
Advertising	413	449	(36)	(8)%
Other	51	39	12	31 %
Total Revenues	**2,153**	**2,004**	**149**	**7 %**
Operating expenses	(934)	(845)	(89)	(11)%
Selling, general and administrative	(725)	(726)	1	— %
Segment EBITDA	**$ 494**	**$ 433**	**$ 61**	**14 %**

For the fiscal year ended June 30, 2023, revenues at the Dow Jones segment increased $149 million, or 7%, as compared to fiscal 2022, primarily due to the $97 million and $68 million impacts from the acquisitions of OPIS and CMA in the third and fourth quarters of fiscal 2022, respectively, partially offset by the approximately $40 million impact of the absence of the 53rd week in fiscal 2023 and the decrease in advertising revenues. Digital revenues at the Dow Jones segment represented 78% of total revenues for the fiscal year ended June 30, 2023, as compared to 75% in fiscal 2022. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $18 million, or 1%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

Circulation and subscription revenues

	For the fiscal years ended June 30,			
	2023	**2022**	**Change**	**% Change**
(in millions, except %)			Better/(Worse)	
Circulation and subscription revenues:				
Circulation and other	$ 929	$ 937	$ (8)	(1)%
Professional information business	760	579	181	31 %
Total circulation and subscription revenues	**$ 1,689**	**$ 1,516**	**$ 173**	**11 %**

Circulation and subscription revenues increased $173 million, or 11%, during the fiscal year ended June 30, 2023 as compared to fiscal 2022. Revenues at the professional information business increased $181 million, or 31%, primarily driven by the acquisitions of OPIS and CMA and the $25 million increase in Risk & Compliance revenues. Circulation and other revenues decreased $8 million, or 1%, driven by the impact of the absence of the 53rd week in fiscal 2023, as growth in digital-only subscriptions, primarily at *The Wall Street Journal,* more than offset print circulation declines. During the fourth quarter of fiscal 2023, average daily digital-only subscriptions at *The Wall Street Journal* increased 10% to 3.4 million as compared to fiscal 2022, and digital revenues represented 69% of circulation revenue for the fiscal year ended June 30, 2023, as compared to 67% in fiscal 2022. The impact of the absence of the 53rd week in fiscal 2023 resulted in a circulation and subscription revenue decrease of approximately $31 million.

The following table summarizes average daily consumer subscriptions during the three months ended June 30, 2023 and 2022 for select publications and for all consumer subscription products.[a]

	For the three months ended June 30[b],			
	2023	**2022**	**Change**	**% Change**
(in thousands, except %)			Better/(Worse)	
The Wall Street Journal				
Digital-only subscriptions[c]	3,406	3,095	311	10 %
Total subscriptions	3,966	3,749	217	6 %
Barron's Group[d]				
Digital-only subscriptions[c]	1,018	848	170	20 %
Total subscriptions	1,168	1,038	130	13 %
Total Consumer[e]				
Digital-only subscriptions[c]	4,510	4,029	481	12 %
Total subscriptions	5,242	4,898	344	7 %

(a)   Based on internal data for the periods from April 3, 2023 to July 2, 2023 and March 28, 2022 to July 3, 2022, respectively, with independent verification procedures performed by PricewaterhouseCoopers LLP UK.

(b)   Subscriptions include individual consumer subscriptions, as well as subscriptions purchased by companies, schools, businesses and associations for use by their respective employees, students, customers or members. Subscriptions exclude single-copy sales and copies purchased by hotels, airlines and other businesses for limited distribution or access to customers.

(c)   For some publications, including *The Wall Street Journal* and *Barron's*, Dow Jones sells bundled print and digital products. For bundles that provide access to both print and digital products every day of the week, only one unit is reported each day and is designated as a print subscription. For bundled products that provide access to the print product only on specified days and full digital access, one print subscription is reported for each day that a print copy is served and one digital subscription is reported for each remaining day of the week.

(d)   Barron's Group consists of *Barron's*, MarketWatch, *Financial News* and *Private Equity News.*

(e)   Total Consumer consists of *The Wall Street Journal*, Barron's Group and *Investor's Business Daily*.

Advertising revenues

Advertising revenues decreased $36 million, or 8%, during the fiscal year ended June 30, 2023 as compared to fiscal 2022. Print and digital advertising revenues decreased by $22 million and $14 million, respectively, primarily due to lower advertising spend within the technology and finance sectors. Digital advertising revenues represented 61% of advertising revenue for the fiscal year

ended June 30, 2023, as compared to 59% in fiscal 2022. The impact of the absence of the 53rd week in fiscal 2023 resulted in an advertising revenue decrease of approximately $9 million.

Segment EBITDA

For the fiscal year ended June 30, 2023, Segment EBITDA at the Dow Jones segment increased $61 million, or 14%, as compared to fiscal 2022, including the $33 million and $26 million contributions from the acquisitions of OPIS and CMA, respectively, primarily due to the increase in revenues discussed above and the absence of $25 million of OPIS and CMA-related transaction costs incurred in fiscal 2022, partially offset by $84 million of higher employee costs primarily due to recent acquisitions.

Book Publishing (20% and 21% of the Company's consolidated revenues in fiscal 2023 and 2022, respectively)

	For the fiscal years ended June 30,							
	2023		2022		Change		% Change	
(in millions, except %)							Better/(Worse)	
Revenues:								
Consumer	$	1,899	$	2,106	$	(207)	(10)	%
Other		80		85		(5)	(6)	%
Total Revenues		**1,979**		**2,191**		**(212)**	**(10)**	**%**
Operating expenses		(1,469)		(1,512)		43	3	%
Selling, general and administrative		(343)		(373)		30	8	%
Segment EBITDA	$	**167**	$	**306**	$	**(139)**	**(45)**	**%**

For the fiscal year ended June 30, 2023, revenues at the Book Publishing segment decreased $212 million, or 10%, as compared to fiscal 2022, driven by lower print and digital book sales, mainly in the U.S. market, driven by lower consumer demand industry-wide, weak frontlist performance, Amazon's reset of its inventory levels and rightsizing of its warehouse footprint, which negatively impacted print book sales, the negative impact of foreign currency fluctuations and the approximately $20 million impact of the absence of the 53rd week in fiscal 2023. Digital sales decreased by 5% as compared to fiscal 2022 primarily due to lower e-book sales. Digital sales represented approximately 22% of consumer revenues, as compared to 21% in fiscal 2022, and backlist sales represented approximately 60% of total revenues during the fiscal year ended June 30, 2023. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $58 million, or 3%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

For the fiscal year ended June 30, 2023, Segment EBITDA at the Book Publishing segment decreased $139 million, or 45%, as compared to fiscal 2022, primarily due to the lower revenues discussed above and higher manufacturing, freight and distribution costs related to ongoing supply chain challenges and inventory and inflationary pressures, partially offset by lower costs due to lower sales volumes and lower employee costs. These supply chain challenges and inventory and inflationary pressures are expected to continue to impact the business in the near term, but are expected to moderate in fiscal 2024. To mitigate these pressures, the Company has implemented price increases, begun to reduce headcount and continues to evaluate its cost base.

News Media (23% of the Company's consolidated revenues in both fiscal 2023 and 2022)

	For the fiscal years ended June 30,							
	2023		2022		Change		% Change	
(in millions, except %)							Better/(Worse)	
Revenues:								
Circulation and subscription	$	1,075	$	1,143	$	(68)	(6)	%
Advertising		907		1,005		(98)	(10)	%
Other		284		275		9	3	%
Total Revenues		**2,266**		**2,423**		**(157)**	**(6)**	**%**
Operating expenses		(1,256)		(1,278)		22	2	%
Selling, general and administrative		(854)		(928)		74	8	%
Segment EBITDA	$	**156**	$	**217**	$	**(61)**	**(28)**	**%**

For the fiscal year ended June 30, 2023, revenues at the News Media segment decreased $157 million, or 6%, as compared to fiscal 2022. Advertising revenues decreased $98 million as compared to fiscal 2022, primarily driven by the $70 million negative

impact of foreign currency fluctuations. Lower print advertising revenues at News UK, the impact of the absence of the 53rd week in fiscal 2023 and lower digital and print advertising revenues at News Corp Australia were partially offset by digital advertising revenue growth at News UK. Circulation and subscription revenues decreased $68 million as compared to fiscal 2022, driven by the $93 million negative impact of foreign currency fluctuations, as cover price increases, digital subscriber growth across key mastheads and higher content licensing revenues were partially offset by print volume declines and the impact of the absence of the 53rd week in fiscal 2023. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $187 million, or 7%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022. The impact of the absence of the 53rd week in fiscal 2023 resulted in a revenue decrease of approximately $36 million.

For the fiscal year ended June 30, 2023, Segment EBITDA at the News Media segment decreased $61 million, or 28%, as compared to fiscal 2022, including the $13 million, or 6%, negative impact of foreign currency fluctuations, primarily due to the lower revenues described above, the $60 million impact of higher pricing on newsprint costs and approximately $50 million of increased costs associated with TalkTV and other digital investments, mainly at News Corp Australia, partially offset by cost savings initiatives.

News Corp Australia

Revenues were $998 million for the fiscal year ended June 30, 2023, a decrease of $90 million, or 8%, as compared to fiscal 2022 revenues of $1,088 million. Advertising revenues decreased $54 million mainly due to the $32 million negative impact of foreign currency fluctuations, lower digital and print advertising revenues and the impact of the absence of the 53rd week in fiscal 2023. Circulation and subscription revenues decreased $34 million due to the $34 million negative impact of foreign currency fluctuations, as print volume declines and the impact of the absence of the 53rd week in fiscal 2023 were offset by cover price increases, digital subscriber growth and higher content licensing revenues. The impact of the absence of the 53rd week in fiscal 2023 resulted in a revenue decrease of approximately $15 million. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $77 million, or 7%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

News UK

Revenues were $933 million for the fiscal year ended June 30, 2023, a decrease of $74 million, or 7%, as compared to fiscal 2022 revenues of $1,007 million. Circulation and subscription revenues decreased $41 million due to the $58 million negative impact of foreign currency fluctuations. Higher revenues from cover price increases and digital subscriber growth were partially offset by print volume declines and the impact of the absence of the 53rd week in fiscal 2023. Advertising revenues decreased $25 million due to the $25 million negative impact of foreign currency fluctuations, as lower print advertising revenues and the impact of the absence of the 53rd week in fiscal 2023 were offset by higher digital advertising revenues, mainly at *The Sun.* The impact of the absence of the 53rd week in fiscal 2023 resulted in a revenue decrease of approximately $18 million. The impact of foreign currency fluctuations of the U.S. dollar against local currencies resulted in a revenue decrease of $94 million, or 9%, for the fiscal year ended June 30, 2023 as compared to fiscal 2022.

LIQUIDITY AND CAPITAL RESOURCES

Current Financial Condition

The Company's principal source of liquidity is internally generated funds and cash and cash equivalents on hand. As of June 30, 2023, the Company's cash and cash equivalents were $1,833 million. The Company also has available borrowing capacity under the Revolving Facility and certain other facilities, as described below, and expects to have access to the worldwide credit and capital markets, subject to market conditions, in order to issue additional debt if needed or desired. The Company currently expects these elements of liquidity will enable it to meet its liquidity needs for at least the next 12 months, including repayment of indebtedness. Although the Company believes that its cash on hand and future cash from operations, together with its access to the credit and capital markets, will provide adequate resources to fund its operating and financing needs for at least the next 12 months, its access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including: (i) the financial and operational performance of the Company and/or its operating subsidiaries, as applicable; (ii) the Company's credit ratings and/or the credit rating of its operating subsidiaries, as applicable; (iii) the provisions of any relevant debt instruments, credit agreements, indentures and similar or associated documents; (iv) the liquidity of the overall credit and capital markets; and (v) the state of the economy. There can be no assurances that the Company will continue to have access to the credit and capital markets on acceptable terms.

As of June 30, 2023, the Company's consolidated assets included $902 million in cash and cash equivalents that were held by its foreign subsidiaries. Of this amount, $173 million is cash not readily accessible by the Company as it is held by REA Group, a

majority owned but separately listed public company. REA Group must declare a dividend in order for the Company to have access to its share of REA Group's cash balance. Prior to the enactment of the Tax Cuts and Jobs Act ("Tax Act"), the Company's undistributed foreign earnings were considered permanently reinvested and as such, United States federal and state income taxes were not previously recorded on these earnings. As a result of the Tax Act, substantially all of the Company's earnings in foreign subsidiaries generated prior to the enactment of the Tax Act were deemed to have been repatriated and taxed accordingly. As of June 30, 2023, the Company has approximately $800 million of undistributed foreign earnings that it intends to reinvest permanently. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated. The Company may repatriate future earnings of certain foreign subsidiaries in which case the Company may be required to accrue and pay additional taxes, including any applicable foreign withholding taxes and income taxes.

The principal uses of cash that affect the Company's liquidity position include the following: operational expenditures including employee costs, paper purchases and programming costs; capital expenditures; income tax payments; investments in associated entities; acquisitions; the repurchase of shares; dividends; and the repayment of debt and related interest. In addition to the acquisitions and dispositions disclosed elsewhere, the Company has evaluated, and expects to continue to evaluate, possible future acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the issuance of the Company's securities or the assumption of indebtedness.

Issuer Purchases of Equity Securities

The Board of Directors has authorized a Repurchase Program to purchase up to $1 billion in the aggregate of the Company's outstanding Class A Common Stock and Class B Common Stock. The manner, timing, number and share price of any repurchases will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market conditions, applicable securities laws, alternative investment opportunities and other factors. The Repurchase Program has no time limit and may be modified, suspended or discontinued at any time. As of June 30, 2023, the remaining authorized amount under the Repurchase Program was approximately $577 million.

Stock repurchases under the Repurchase Program commenced on November 9, 2021. During the fiscal year ended June 30, 2023, the Company repurchased and subsequently retired 9.5 million shares of Class A Common Stock for approximately $159 million and 4.7 million shares of Class B Common Stock for approximately $81 million. During the fiscal year ended June 30, 2022, the Company repurchased and subsequently retired 5.8 million shares of Class A Common Stock for approximately $122 million and 2.9 million shares of Class B Common Stock for approximately $61 million.

Dividends

The following table summarizes the dividends declared and paid per share on both the Company's Class A Common Stock and Class B Common Stock:

	For the fiscal years ended June 30,	
	2023	**2022**
Cash dividends paid per share	$ 0.20	$ 0.20

The timing, declaration, amount and payment of future dividends to stockholders, if any, is within the discretion of the Board of Directors. The Board of Directors' decisions regarding the payment of future dividends will depend on many factors, including the Company's financial condition, earnings, capital requirements and debt facility covenants, other contractual restrictions, as well as legal requirements, regulatory constraints, industry practice, market volatility and other factors that the Board of Directors deems relevant.

Sources and Uses of Cash—Fiscal 2023 versus Fiscal 2022

Net cash provided by operating activities for the fiscal years ended June 30, 2023 and 2022 was as follows (in millions):

For the fiscal years ended June 30,	2023	2022
Net cash provided by operating activities	$ 1,092	$ 1,354

Net cash provided by operating activities decreased by $262 million for the fiscal year ended June 30, 2023 as compared to fiscal 2022. The decrease was primarily due to lower Total Segment EBITDA.

Net cash used in investing activities for the fiscal years ended June 30, 2023 and 2022 was as follows (in millions):

For the fiscal years ended June 30,	2023	2022
Net cash used in investing activities	$ (574)	$ (2,076)

Net cash used in investing activities was $574 million for the fiscal year ended June 30, 2023 as compared to net cash used in investing activities of $2,076 million for fiscal 2022.

During the fiscal year ended June 30, 2023, the Company used $499 million of cash for capital expenditures, of which $152 million related to the Foxtel Group, and $120 million for investments and acquisitions. During the fiscal year ended June 30, 2022, the Company used $1,613 million of cash for acquisitions and investments, of which $1,146 million and $288 million related to the acquisitions of OPIS and CMA in February and June 2022, respectively. The Company also used $499 million of cash for capital expenditures, of which $189 million related to the Foxtel Group.

Net cash (used in) provided by financing activities for the fiscal years ended June 30, 2023 and 2022 was as follows (in millions):

For the fiscal years ended June 30,	2023	2022
Net cash (used in) provided by financing activities	$ (501)	$ 404

The Company had net cash used in financing activities of $501 million for the fiscal year ended June 30, 2023 as compared to net cash provided by financing activities of $404 million for fiscal 2022.

During the fiscal year ended June 30, 2023, the Company had $589 million of borrowing repayments, primarily related to the Foxtel Group's 2019 Credit Facility and U.S. private placement senior unsecured notes that matured in July 2022, $243 million of repurchases of outstanding Class A and Class B Common Stock under the Repurchase Program and dividend payments of $174 million to News Corporation stockholders and REA Group minority stockholders. The net cash used in financing activities was partially offset by new borrowings related to the Foxtel Group of $514 million.

During the fiscal year ended June 30, 2022, the Company issued $500 million of 2022 Senior Notes and incurred $500 million of Term A Loans and had new borrowings for REA Group and the Foxtel Group of $690 million. The net cash provided by financing activities was partially offset by $838 million of borrowing repayments, primarily related to the Foxtel Group's 2019 Credit Facility and REA Group's refinancing of its bridge facility, $179 million of repurchases of outstanding Class A and Class B Common Stock under the Repurchase Program and dividend payments of $175 million to News Corporation stockholders and REA Group minority stockholders. See Note 9—Borrowings in the accompanying Consolidated Financial Statements.

Reconciliation of Free Cash Flow and Free Cash Flow Available to News Corporation

Free cash flow and free cash flow available to News Corporation are non-GAAP financial measures. Free cash flow is defined as net cash provided by operating activities, less capital expenditures, and free cash flow available to News Corporation is defined as free cash flow, less REA Group free cash flow, plus cash dividends received from REA Group. Free cash flow and free cash flow available to News Corporation should be considered in addition to, not as a substitute for, cash flows from operations and other measures of financial performance reported in accordance with GAAP. Free cash flow and free cash flow available to News Corporation may not be comparable to similarly titled measures reported by other companies, since companies and investors may differ as to what items should be included in the calculation of free cash flow.

The Company believes free cash flow provides useful information to management and investors about the Company's liquidity and cash flow trends. The Company believes free cash flow available to News Corporation, which adjusts free cash flow to exclude REA Group's free cash flow and include dividends received from REA Group, provides management and investors with a measure of the amount of cash flow that is readily available to the Company, as REA Group is a separately listed public company in Australia and must declare a dividend in order for the Company to have access to its share of REA Group's cash balance. The Company believes free cash flow available to News Corporation provides a more conservative view of the Company's free cash flow because this presentation includes only that amount of cash the Company actually receives from REA Group, which has generally been lower than the Company's unadjusted free cash flow.

A limitation of both free cash flow and free cash flow available to News Corporation is that they do not represent the total increase or decrease in the cash balance for the period. Management compensates for the limitation of free cash flow and free cash flow available to News Corporation by also relying on the net change in cash and cash equivalents as presented in the Statements of Cash Flows prepared in accordance with GAAP which incorporate all cash movements during the period.

The following table presents a reconciliation of net cash provided by operating activities to free cash flow and free cash flow available to News Corporation:

	For the fiscal years ended June 30,			
	2023		2022	
	(in millions)			
Net cash provided by operating activities	$	1,092	$	1,354
Less: Capital expenditures		(499)		(499)
Free cash flow		593		855
Less: REA Group free cash flow		(234)		(279)
Plus: Cash dividends received from REA Group		91		87
Free cash flow available to News Corporation	$	450	$	663

Free cash flow in the fiscal year ended June 30, 2023 was $593 million compared to $855 million in the prior year. Free cash flow available to News Corporation in the fiscal year ended June 30, 2023 was $450 million compared to $663 million in the prior year. Free cash flow and free cash flow available to News Corporation decreased primarily due to lower cash provided by operating activities, as discussed above.

Borrowings

As of June 30, 2023, the Company, certain subsidiaries of NXE Australia Pty Limited (the "Foxtel Group" and together with such subsidiaries, the "Foxtel Debt Group") and REA Group and certain of its subsidiaries (REA Group and certain of its subsidiaries, the "REA Debt Group") had total borrowings of $3 billion, including the current portion. Both the Foxtel Group and REA Group are consolidated but non wholly-owned subsidiaries of News Corp, and their indebtedness is only guaranteed by members of the Foxtel Debt Group and REA Debt Group, respectively, and is non-recourse to News Corp.

News Corporation Borrowings

As of June 30, 2023, the Company had (i) borrowings of $1,978 million, consisting of its outstanding 2021 Senior Notes, 2022 Senior Notes and Term A Loans and (ii) $750 million of undrawn commitments available under the Revolving Facility.

Foxtel Group Borrowings

As of June 30, 2023, the Foxtel Debt Group had (i) borrowings of approximately $736 million, including the full drawdown of its 2019 Term Loan Facility, amounts outstanding under the 2019 Credit Facility and 2017 Working Capital Facility, its outstanding U.S. private placement senior unsecured notes and amounts outstanding under the Telstra Facility (described below), and (ii) total undrawn commitments of A$161 million available under the 2017 Working Capital Facility and 2019 Credit Facility.

In July 2022, the Foxtel Group repaid its U.S. private placement senior unsecured notes that matured in July 2022 using capacity under the 2019 Credit Facility.

On August 14, 2023, the Foxtel Group entered into an agreement (the "2023 Foxtel Credit Agreement") for a new A$1.2 billion syndicated credit facility (the "2023 Credit Facility"), which will be used to refinance its A$610 million 2019 Credit Facility, A$250 million Term Loan Facility and tranche 3 of its 2012 U.S. private placement. The 2023 Credit Facility consists of three sub-facilities: (i) an A$817.5 million three year revolving credit facility (the "2023 Credit Facility — tranche 1"), (ii) a US$48.7 million four year term loan facility (the "2023 Credit Facility — tranche 2") and (iii) an A$311 million four year term loan facility (the "2023 Credit Facility — tranche 3"). In addition, the Foxtel Group amended its 2017 Working Capital Facility to extend the maturity to August 2026 and modify the pricing.

Depending on the Foxtel Group's net leverage ratio, (i) borrowings under the 2023 Credit Facility — tranche 1 and 2017 Working Capital Facility bear interest at a rate of the Australian BBSY plus a margin of between 2.35% and 3.60%; (ii) borrowings under the 2023 Credit Facility — tranche 2 bear interest at a rate based on a Term SOFR formula, as set forth in the 2023 Foxtel Credit Agreement, plus a margin of between 2.50% and 3.75%; and (iii) borrowings under the 2023 Credit Facility — tranche 3 bear interest at a rate of the Australian BBSY plus a margin of between 2.50% and 3.75%. All tranches carry a commitment fee of 45% of the applicable margin on any undrawn balance during the relevant availability period. Tranches 2 and 3 of the 2023 Credit Facility amortize on a proportionate basis in an aggregate annual amount equal to A$35 million in each of the first two years following closing and A$40 million in each of the two years thereafter. The refinancing is expected to close in the first quarter of fiscal 2024, subject to customary closing conditions.

The 2023 Foxtel Credit Agreement contains customary affirmative and negative covenants and events of default, with customary exceptions, that are generally consistent with those governing the Foxtel Debt Group's external borrowings as of June 30, 2023, including financial covenants requiring maintenance of the same net debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") and net interest coverage ratios.

In addition to third-party indebtedness, the Foxtel Debt Group has related party indebtedness, including A$700 million of outstanding principal of shareholder loans and A$200 million of available shareholder facilities from the Company. The shareholder loans bear interest at a variable rate of the Australian BBSY plus an applicable margin ranging from 6.30% to 7.75% and mature in December 2027. The shareholder revolving credit facility bears interest at a variable rate of the Australian BBSY plus an applicable margin ranging from 2.00% to 3.75%, depending on the Foxtel Debt Group's net leverage ratio, and matures in July 2024. In connection with the refinancing, the shareholder revolving credit facility will be terminated, and beginning September 30, 2023, amounts outstanding under the shareholder loans are permitted to be repaid if (i) no actual or potential event of default exists both before and immediately after repayment and (ii) the net debt to EBITDA ratio of the Foxtel Debt Group was on the most recent covenant calculation date, and would be immediately after the cash repayment, less than or equal to 2.25 to 1.0. Additionally, the Foxtel Debt Group has an A$170 million subordinated shareholder loan facility with Telstra which can be used to finance cable transmission costs due to Telstra. The Telstra Facility bears interest at a variable rate of the Australian BBSY plus an applicable margin of 7.75% and matures in December 2027. The Company excludes the utilization of the Telstra Facility from the Statements of Cash Flows because it is non-cash.

REA Group Borrowings

As of June 30, 2023, REA Group had (i) borrowings of approximately $211 million, consisting of amounts outstanding under its 2022 Credit Facility, and (ii) A$281 million of undrawn commitments available under its 2022 Credit Facility.

All of the Company's borrowings contain customary representations, covenants and events of default. The Company was in compliance with all such covenants at June 30, 2023.

See Note 9—Borrowings in the accompanying Consolidated Financial Statements for further details regarding the Company's outstanding debt, including additional information about interest rates, amortization (if any), maturities and covenants related to such debt arrangements.

Commitments

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the current and future rights to various assets and services to be used in the normal course of operations.

The following table summarizes the Company's material firm commitments as of June 30, 2023:

	As of June 30, 2023				
		Payments Due by Period			
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in millions)		
Purchase obligations[a]	$ 1,584	$ 562	$ 620	$ 355	$ 47
Sports programming rights[b]	3,732	501	1,073	950	1,208
Programming costs[c]	1,444	430	528	359	127
Operating leases[d]					
Transmission costs[e]	132	24	32	30	46
Land and buildings	1,606	136	257	199	1,014
Plant and machinery	8	4	4	—	—
Finance leases					
Transmission costs[e]	43	28	15	—	—
Borrowings[f]	2,945	333	562	550	1,500
Interest payments on borrowings[g]	613	120	189	163	141
Total commitments and contractual obligations	$ 12,107	$ 2,138	$ 3,280	$ 2,606	$ 4,083

_____

(a) The Company has commitments under purchase obligations related to minimum subscriber guarantees for license fees, printing contracts, capital projects, marketing agreements, production services and other legally binding commitments.

(b) The Company has sports programming rights commitments with the National Rugby League, Australian Football League and Cricket Australia, as well as certain other broadcast rights, which are payable through fiscal 2032.

(c) The Company has programming rights commitments with various suppliers for programming content.

(d) The Company leases office facilities, warehouse facilities, printing plants, satellite services and equipment. These leases, which are classified as operating leases, are expected to be paid at certain dates through fiscal 2048. Amounts reflected represent only the Company's lease obligations for which it has firm commitments.

(e) The Company has contractual commitments for satellite transmission services. The Company's satellite transponder services arrangements extend through fiscal 2032 and are accounted for as operating or finance leases, based on the underlying terms of those arrangements.

(f) See Note 9—Borrowings in the accompanying Consolidated Financial Statements.

(g) Reflects the Company's expected future interest payments based on borrowings outstanding and interest rates applicable at June 30, 2023. Such rates are subject to change in future periods. See Note 9—Borrowings in the accompanying Consolidated Financial Statements.

The Company has certain contracts to purchase newsprint, ink and plates that require the Company to purchase a percentage of its total requirements for production. Since the quantities purchased annually under these contracts are not fixed and are based on the Company's total requirements, the amount of the related payments for these purchases is excluded from the table above.

The table also excludes the Company's pension obligations, other postretirement benefits ("OPEB") obligations and the liabilities for unrecognized tax benefits for uncertain tax positions as the Company is unable to reasonably predict the ultimate amount and timing of the commitments. The Company made contributions of $14 million and $29 million to its pension plans in fiscal 2023 and fiscal 2022, respectively. Future plan contributions are dependent upon actual plan asset returns, interest rates and statutory requirements. The Company anticipates that it will make required contributions of approximately $23 million in fiscal 2024, assuming that actual plan asset returns are consistent with the Company's returns in fiscal 2023 and those expected beyond, and that interest rates remain constant. The Company will continue to make voluntary contributions as necessary to improve the funded status of the plans. Payments due to participants under the Company's pension plans are primarily paid out of underlying trusts. Payments due under the Company's OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under the Company's OPEB plans. The Company expects its OPEB payments to approximate $7 million in fiscal 2024. See Note 17—Retirement Benefit Obligations and Note 18—Other Postretirement Benefits in the accompanying Consolidated Financial Statements.

Other significant ongoing expenses or cash requirements for each of the Company's segments are discussed above in "Overview of the Company's Businesses." The Company generally expects to fund these short and long-term cash requirements with internally-generated funds and cash and cash equivalents on hand.

Contingencies

The Company routinely is involved in various legal proceedings, claims and governmental inspections or investigations, including those discussed in Note 16—Commitments and Contingencies in the accompanying Consolidated Financial Statements. The outcome of these matters and claims is subject to significant uncertainty, and the Company often cannot predict what the eventual outcome of pending matters will be or the timing of the ultimate resolution of these matters. Fees, expenses, fines, penalties, judgments or settlement costs which might be incurred by the Company in connection with the various proceedings could adversely affect its results of operations and financial condition.

The Company establishes an accrued liability for legal claims when it determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. Legal fees associated with litigation and similar proceedings are expensed as incurred. The Company recognizes gain contingencies when the gain becomes realized or realizable. See Note 16—Commitments and Contingencies in the accompanying Consolidated Financial Statements.

The Company's tax returns are subject to on-going review and examination by various tax authorities. Tax authorities may not agree with the treatment of items reported in the Company's tax returns, and therefore the outcome of tax reviews and examinations can be unpredictable. The Company believes it has appropriately accrued for the expected outcome of uncertain tax

matters and believes such liabilities represent a reasonable provision for taxes ultimately expected to be paid. However, these liabilities may need to be adjusted as new information becomes known and as tax examinations continue to progress, or as settlements or litigations occur.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

An accounting policy is considered to be critical if it is important to the Company's financial condition and results of operations and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company. See Note 2—Summary of Significant Accounting Policies in the accompanying Consolidated Financial Statements.

Goodwill and Indefinite-lived Intangible Assets

The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis in the fourth quarter and at other times if a significant event or change in circumstances indicates that it is more likely than not that the fair value of these assets has been reduced below their carrying value. The Company uses its judgment in assessing whether assets may have become impaired between annual impairment assessments. Indicators such as unexpected adverse economic factors, unanticipated technological changes or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

Under ASC 350, in assessing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is not required to perform any additional tests in assessing goodwill for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative analysis to determine the fair value of the reporting unit, and compare the calculated fair value of a reporting unit with its carrying amount, including goodwill. The Company determines the fair value of a reporting unit primarily by using both a discounted cash flow analysis and market-based valuation approach.

Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. During the fourth quarter of fiscal 2023, as part of the Company's long-range planning process, the Company completed its annual goodwill and indefinite-lived intangible asset impairment test.

The performance of the Company's annual impairment analysis resulted in $25 million of impairments to indefinite-lived intangible assets and no write-downs of goodwill in fiscal 2023. Significant unobservable inputs utilized in the income approach valuation method were discount rates (ranging from 8.5% to 18.0%), long-term growth rates (ranging from 1.0% to 3.5%) and royalty rates (ranging from 0.25% to 7.0%). Significant unobservable inputs utilized in the market approach valuation method were EBITDA multiples from guideline public companies operating in similar industries and control premiums (ranging from 5.0% to 10.0%). Significant increases (decreases) in royalty rates, growth rates, control premiums and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premiums and multiples, would result in a significantly higher (lower) fair value measurement. See Note 8—Goodwill and Other Intangible Assets in the accompanying Consolidated Financial Statements for further details regarding changes in these inputs and assumptions compared to prior fiscal years.

As of June 30, 2023, there were no reporting units with goodwill at-risk for future impairment. The Company will continue to monitor its goodwill for possible future impairment.

Programming Costs

Costs incurred in acquiring programming rights are accounted for in accordance with ASC 920, "Entertainment—Broadcasters." Programming rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Programming costs are amortized based on the expected pattern of consumption over the license period or expected useful life of each program, which requires significant judgment. The pattern of consumption is based primarily on consumer viewership information as well as other factors. If initial airings are expected to generate higher viewership, an accelerated method of amortization is used. The Company monitors its programming amortization policy on an ongoing basis and any impact arising from changes to the policy would be

recognized prospectively. The Company regularly reviews its programming assets to ensure they continue to reflect fair value. Changes in circumstances may result in a write-down of the asset to fair value. The Company has single and multi-year contracts for broadcast rights of sporting events. The costs of sports contracts are primarily charged to expense over the respective season as events are aired. For sports contracts with dedicated channels, the Company amortizes the sports programming rights costs over 12 months.

Income Taxes

The Company is subject to income taxes in the U.S. and various foreign jurisdictions in which it operates and records its tax provision for the anticipated tax consequences in its reported results of operations. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining the Company's tax expense and in evaluating its tax positions including evaluating uncertainties as promulgated under ASC 740, "Income Taxes."

The Company's annual tax rate is based primarily on its geographic income and statutory tax rates in the various jurisdictions in which it operates. Significant management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against the Company's net deferred tax assets, if any. In assessing the likelihood of realization of deferred tax assets, management considers estimates of the amount and character of future taxable income. The Company's actual effective tax rate and income tax expense could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, tax planning and the Company's forecasted financial condition and results of operations in future periods. Although the Company believes its current estimates are reasonable, actual results could differ from these estimates.

The Company recognizes tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Significant management judgment is required to determine whether the recognition threshold has been met and, if so, the appropriate amount of unrecognized tax benefits to be recorded in the Consolidated Financial Statements. Management re-evaluates tax positions each period in which new information about recognition or measurement becomes available. The Company's policy is to recognize, when applicable, interest and penalties on unrecognized income tax benefits as part of Income tax (expense) benefit.

See Note 19—Income Taxes in the accompanying Consolidated Financial Statements for further details regarding these estimates and assumptions and changes compared to prior fiscal years.

Retirement Benefit Obligations

The Company's employees participate in various defined benefit pension and postretirement plans sponsored by the Company and its subsidiaries. See Note 17—Retirement Benefit Obligations in the accompanying Consolidated Financial Statements.

The Company records amounts relating to its pension and other postretirement benefit plans based on calculations specified by GAAP. The measurement and recognition of the Company's pension and other postretirement benefit plans require the use of significant management judgments, including discount rates, expected return on plan assets, mortality and other actuarial assumptions. Net periodic benefit costs (income) are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, an expected rate of return on plan assets and mortality rates. Current market conditions, including changes in investment returns and interest rates, were considered in making these assumptions. In developing the expected long-term rate of return, the pension portfolio's past average rate of returns and future return expectations of the various asset classes were considered. The weighted average expected long-term rate of return of 5.6% for fiscal 2024 is based on a weighted average target asset allocation assumption of 16% equities, 74% fixed-income securities and 10% cash and other investments.

The Company recorded $13 million and nil in net periodic benefit costs (income) in the Statements of Operations for the fiscal years ended June 30, 2023 and 2022, respectively. The Company utilizes the full yield-curve approach to estimate the service and interest cost components of net periodic benefit costs (income) for its pension and other postretirement benefit plans.

Although the discount rate used for each plan will be established and applied individually, a weighted average discount rate of 5.4% will be used in calculating the fiscal 2024 net periodic benefit costs (income). The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each fiscal

year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined by matching the Company's expected benefit payments for the plans to a hypothetical yield curve developed using a portfolio of several hundred high-quality non-callable corporate bonds. The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the U.S., the U.K., Australia and other foreign countries as of the measurement date.

The key assumptions used in developing the Company's fiscal 2023 and 2022 net periodic benefit costs (income) for its plans consist of the following:

	2023	2022
	(in millions, except %)	
Weighted average assumptions used to determine net periodic benefit costs (income):		
Discount rate for PBO	4.1%	2.1%
Discount rate for Service Cost	4.8%	1.8%
Discount rate for Interest on PBO	4.0%	1.7%
Assets:		
Expected rate of return	4.3%	3.7%
Expected return	$43	$51
Actual return	$(92)	$(215)
Loss	$(135)	$(266)
One year actual return	(8.7)%	(15.6)%
Five year actual return	(1.7)%	0.8%

The Company will use a weighted average long-term rate of return of 5.6% for fiscal 2024 based principally on a combination of current asset mix and an expectation of future long term investment returns. The accumulated net pre-tax losses on the Company's pension plans as of June 30, 2023 were approximately $467 million which increased from approximately $458 million for the Company's pension plans as of June 30, 2022. This net increase of $9 million was primarily due to losses on plan assets, which were largely offset by actuarial gains due to higher discount rates. Lower discount rates increase present values of benefit obligations and increase the Company's deferred losses and also increase subsequent-year benefit costs. Higher discount rates decrease the present values of benefit obligations and reduce the Company's accumulated net loss and decrease subsequent-year benefit costs. These deferred losses are being systematically recognized in future net periodic benefit costs (income) in accordance with ASC 715, "Compensation—Retirement Benefits." Unrecognized losses for the primary plans in excess of 10% of the greater of the market-related value of plan assets or the plan's projected benefit obligation are recognized over the average life expectancy for plan participants for the primary plans.

The Company made contributions of $14 million and $29 million to its pension plans in fiscal 2023 and 2022, respectively. Future plan contributions are dependent upon actual plan asset returns, statutory requirements and interest rate movements. Assuming that actual plan asset returns are consistent with the Company's expected returns in fiscal 2023 and beyond, and that interest rates remain constant, the Company anticipates that it will make required pension contributions of approximately $23 million in fiscal 2024. The Company will continue to make voluntary contributions as necessary to improve the funded status of the plans. See Note 17—Retirement Benefit Obligations and Note 18—Other Postretirement Benefits in the accompanying Consolidated Financial Statements.

Changes in net periodic benefit costs may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on Projected Benefit Obligation
0.25 percentage point decrease in discount rate	—	Increase $23 million
0.25 percentage point increase in discount rate	—	Decrease $22 million
0.25 percentage point decrease in expected rate of return on assets	Increase $2 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $2 million	—

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has exposure to different types of market risk including changes in foreign currency exchange rates, interest rates, stock prices and credit.

When deemed appropriate, the Company uses derivative financial instruments such as cross-currency interest rate swaps, interest rate swaps and foreign exchange contracts to hedge certain risk exposures. The primary market risks managed by the Company through the use of derivative instruments include:

- foreign currency exchange rate risk: arising primarily through Foxtel Debt Group borrowings denominated in U.S. dollars, payments for customer premise equipment and certain programming rights; and

- interest rate risk: arising from fixed and floating rate Foxtel Debt Group and News Corporation borrowings. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and other relevant market risks. The Company makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rate Risk

The Company conducts operations in three principal currencies: the U.S. dollar; the Australian dollar; and the British pound sterling. These currencies operate primarily as the functional currency for the Company's U.S., Australian and U.K. operations, respectively. Cash is managed centrally within each of the three regions with net earnings generally reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, funding in the appropriate local currencies is made available from intercompany capital. The Company does not hedge its investments in the net assets of its Australian and U.K. operations.

Because of fluctuations in exchange rates, the Company is subject to currency translation risk on the results of its operations. Foreign currency translation risk is the risk that exchange rate gains or losses arise from translating foreign entities' statements of earnings and balance sheets from their functional currency to the Company's reporting currency (the U.S. dollar) for consolidation purposes. The Company does not hedge translation risk because it generally generates positive cash flows from its international operations that are typically reinvested locally. Exchange rates with the most significant impact to translation include the Australian dollar and British pound sterling. As exchange rates fluctuate, translation of its Statements of Operations into U.S. dollars affects the comparability of revenues and expenses between years.

The table below details the percentage of revenues and expenses by the three principal currencies for the fiscal years ended June 30, 2023 and 2022:

	U.S. Dollars	Australian Dollars	British Pound Sterling
Fiscal year ended June 30, 2023			
Revenues	41 %	41 %	14 %
Operating and Selling, general and administrative expenses	42 %	37 %	16 %
Fiscal year ended June 30, 2022			
Revenues	40 %	41 %	15 %
Operating and Selling, general and administrative expenses	41 %	38 %	16 %

Based on the fiscal year ended June 30, 2023, a one cent change in each of the U.S. dollar/Australian dollar and the U.S. dollar/ British pound sterling exchange rates would have impacted revenues by approximately $60 million and $12 million, respectively, for each currency on an annual basis, and would have impacted Total Segment EBITDA by approximately $13 million and nil, respectively, on an annual basis.

Derivatives and Hedging

As of June 30, 2023, the Foxtel Group operating subsidiaries, whose functional currency is Australian dollars, had approximately $149 million aggregate principal amount of outstanding indebtedness denominated in U.S. dollars. The remaining borrowings are denominated in Australian dollars. The Foxtel Group utilizes cross-currency interest rate swaps to hedge a portion of the exchange rate risk related to interest and principal payments on its U.S. dollar denominated debt. A portion of the swaps are designated as

fair value hedges, while the remaining swaps are accounted for as cash flow derivatives under ASC 815. As of June 30, 2023, the total notional value of these cross-currency interest rate swaps was $150 million with approximately $120 million accounted for as cash flow derivatives and $30 million designated as fair value hedges. The Foxtel Group also has a portfolio of foreign exchange contracts to hedge a portion of the exchange rate risk related to U.S. dollar payments for customer premise equipment and certain programming rights. The notional value of these foreign exchange contracts was $83 million as of June 30, 2023. Refer to Note 11—Financial Instruments and Fair Value Measurements for further detail.

Some of the derivative instruments in place may create volatility during the fiscal year as they are marked-to-market according to accounting rules which may result in revaluation gains or losses in different periods from when the currency impacts on the underlying transactions are realized.

The table below provides further details of the sensitivity of the Company's derivative financial instruments which are subject to foreign exchange rate risk and interest rate risk as of June 30, 2023 (in millions):

	Notional Value		Fair Value		Sensitivity from Adverse 10% Change in Foreign Exchange Rates		Sensitivity from Adverse 10% Change in Interest Rates	
Foreign currency derivatives	US$	83	US$	2	US$	(9)		n/a
Cross-currency interest rate swaps	US$	150	US$	43	US$	(16)	US$	(1)
Interest rate derivatives	A$	250	US$	6		n/a	US$	(1)
Interest rate derivatives	US$	497	US$	35		n/a	US$	(1)

Any resulting changes in the fair value of the derivative financial instruments may be partially offset by changes in the fair value of certain balance sheet positions (primarily U.S. dollar denominated liabilities) impacted by the change in the foreign exchange rates. The ability to reduce the impact of currency fluctuations on earnings depends on the magnitude of the derivatives compared to the balance sheet positions during each reporting cycle.

Interest Rate Risk

The Company's current financing arrangements and facilities include $1,797 million of outstanding fixed-rate debt and $1,128 million of outstanding variable-rate bank facilities, before adjustments for unamortized discount and debt issuance costs (See Note 9—Borrowings in the accompanying Consolidated Financial Statements). Fixed and variable-rate debts are impacted differently by changes in interest rates. A change in the market interest rate or yield of fixed-rate debt will only impact the fair market value of such debt, while a change in the market interest rate of variable-rate debt will impact interest expense, as well as the amount of cash required to service such debt. News Corporation has entered into an interest rate swap cash flow hedge to fix the floating rate interest component of its Term A Loans and the Foxtel Group has utilized certain derivative instruments to swap U.S. dollar denominated fixed rate interest payments for Australian dollar denominated variable rate payments. As discussed above, the Foxtel Group utilizes cross-currency interest rate swaps to hedge a portion of the interest rate risk related to interest and principal payments on its U.S. dollar denominated debt. The Foxtel Group has also utilized certain derivative instruments to swap Australian dollar denominated variable interest rate payments for Australian dollar denominated fixed rate payments. As of June 30, 2023, the notional amount of interest rate swap contracts outstanding was approximately A$250 million and $497 million for Foxtel Group and News Corporation borrowings, respectively. Refer to the table above for further details of the sensitivity of the Company's financial instruments which are subject to interest rate risk. Refer to Note 11—Financial Instruments and Fair Value Measurements for further detail.

Stock Prices

The Company has common stock investments in publicly traded companies that are subject to market price volatility. These investments had an aggregate fair value of approximately $105 million as of June 30, 2023. A hypothetical decrease in the market price of these investments of 10% would result in a decrease in income of approximately $11 million before tax.

Credit Risk

Cash and cash equivalents are maintained with multiple financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

The Company's receivables did not represent significant concentrations of credit risk as of June 30, 2023 or June 30, 2022 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. As of June 30, 2023, the Company did not anticipate nonperformance by any of the counterparties.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

NEWS CORPORATION
INDEX TO FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting for June 30, 2023

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and for the assessment of the effectiveness of internal control over financial reporting. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;

- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorizations of management and directors of News Corporation; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the assessment of the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Company's principal executive officer and principal financial officer, conducted an assessment of the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2023, based on criteria for effective internal control over financial reporting described in the 2013 "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management did not identify any material weakness in the Company's internal control over financial reporting, and management determined that, as of June 30, 2023, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the Consolidated Financial Statements of News Corporation included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2023, has audited the Company's internal control over financial reporting. Their report appears on the following page.

August 15, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of News Corporation:

Opinion on Internal Control Over Financial Reporting

We have audited News Corporation's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, News Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the three years in the period ended June 30, 2023, and the related notes and our report dated August 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
New York, New York
August 15, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of News Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of News Corporation (the Company) as of June 30, 2023 and 2022, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended June 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 15, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

	Valuation of goodwill and indefinite-lived intangible assets
Description of the Matter	As reflected in the Company's consolidated financial statements, at June 30, 2023, the Company's goodwill was $5,140 million and indefinite-lived intangible assets were $895 million. As disclosed in Note 8 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are tested for impairment at least annually or more frequently if indicators of impairment require the performance of an interim impairment assessment. Auditing management's impairment tests of goodwill and indefinite-lived intangible assets was complex and highly judgmental due to the significant measurement uncertainty in determining the fair values of the reporting units and indefinite-lived intangible assets. In particular, the fair value estimates of the reporting units were sensitive to changes in significant assumptions such as discount rates, expected future cash flows, long-term growth rates and comparable company earnings multiples. The fair value estimates for indefinite-lived intangible assets were sensitive to significant assumptions such as discount rates, expected future cash flows, royalty rates, and terminal growth rates. These assumptions are affected by expected future market or economic conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's goodwill and indefinite-lived intangible asset impairment assessment process. For example, we tested controls over the Company's long range planning process as well as controls over the review of the significant assumptions in estimating the fair values of the reporting units and indefinite-lived intangible assets.

To test the fair values of the reporting units and indefinite-lived intangible assets, our audit procedures included, among others, assessing methodologies, testing the significant assumptions described above, and testing the completeness and accuracy of the underlying data used by the Company. Our testing procedures over the significant assumptions included, among others, comparing forecasted revenue and operating margins to current industry and economic trends, while also considering changes in the Company's business model, customer base and product mix. We assessed the historical accuracy of management's estimates by comparing past projections to actual performance and assessed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units and indefinite-lived intangible assets resulting from changes in the assumptions. We also involved an internal valuation professional to assist in evaluating the Company's models, valuation methodology, and significant assumptions used in the fair value estimates. We tested management's reconciliation of the fair value of the reporting units to the market capitalization of the Company.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2012.
New York, New York

August 15, 2023

NEWS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

	Notes	For the fiscal years ended June 30,		
		2023	2022	2021
Revenues:				
Circulation and subscription		$ 4,447	$ 4,425	$ 4,206
Advertising		1,687	1,821	1,594
Consumer		1,899	2,106	1,908
Real estate		1,189	1,347	1,153
Other		657	686	497
Total Revenues	3	9,879	10,385	9,358
Operating expenses		(5,124)	(5,124)	(4,831)
Selling, general and administrative		(3,335)	(3,592)	(3,254)
Depreciation and amortization		(714)	(688)	(680)
Impairment and restructuring charges	5, 7, 8	(150)	(109)	(168)
Equity losses of affiliates	6	(127)	(13)	(65)
Interest expense, net		(100)	(99)	(53)
Other, net	21	1	52	143
Income before income tax expense		330	812	450
Income tax expense	19	(143)	(52)	(61)
Net income		187	760	389
Less: Net income attributable to noncontrolling interests		(38)	(137)	(59)
Net income attributable to News Corporation stockholders		$ 149	$ 623	$ 330
Net income attributable to News Corporation stockholders per share:	14			
Basic		$ 0.26	$ 1.06	$ 0.56
Diluted		$ 0.26	$ 1.05	$ 0.56

The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(IN MILLIONS)

	For the fiscal years ended June 30,		
	2023	**2022**	**2021**
Net income	$ 187	$ 760	$ 389
Other comprehensive income (loss):			
Foreign currency translation adjustments	—	(518)	468
Net change in the fair value of cash flow hedges[a]	12	21	(2)
Benefit plan adjustments, net[b]	(7)	71	2
Other comprehensive income (loss)	5	(426)	468
Comprehensive income	192	334	857
Less: Net income attributable to noncontrolling interests	(38)	(137)	(59)
Less: Other comprehensive loss (income) attributable to noncontrolling interests[c]	18	97	(78)
Comprehensive income attributable to News Corporation stockholders	$ 172	$ 294	$ 720

_____

(a) Net of income tax expense of $4 million, $7 million and nil for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

(b) Net of income tax (benefit) expense of $(2) million, $19 million and $(1) million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

(c) Primarily consists of foreign currency translation adjustments.

The accompanying notes are an integral part of these audited consolidated financial statements.

NEWS CORPORATION

CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Notes	As of June 30, 2023	As of June 30, 2022
Assets:			
Current assets:			
Cash and cash equivalents		$ 1,833	$ 1,822
Receivables, net	2	1,425	1,502
Inventory, net		311	311
Other current assets		484	458
Total current assets		4,053	4,093
Non-current assets:			
Investments	6	427	488
Property, plant and equipment, net	7	2,042	2,103
Operating lease right-of-use assets		1,036	891
Intangible assets, net	8	2,489	2,671
Goodwill	8	5,140	5,169
Deferred income tax assets	19	393	422
Other non-current assets	21	1,341	1,384
Total assets		$ 16,921	$ 17,221
Liabilities and Equity:			
Current liabilities:			
Accounts payable		$ 440	$ 411
Accrued expenses		1,123	1,236
Deferred revenue	3	622	604
Current borrowings	9	27	293
Other current liabilities	21	953	975
Total current liabilities		3,165	3,519
Non-current liabilities:			
Borrowings	9	2,940	2,776
Retirement benefit obligations	17	134	155
Deferred income tax liabilities	19	163	198
Operating lease liabilities		1,128	947
Other non-current liabilities		446	483
Commitments and contingencies	16		
Class A common stock[(a)]		4	4
Class B common stock[(b)]		2	2
Additional paid-in capital		11,449	11,779
Accumulated deficit		(2,144)	(2,293)
Accumulated other comprehensive loss	21	(1,247)	(1,270)
Total News Corporation stockholders' equity		8,064	8,222
Noncontrolling interests		881	921
Total equity		8,945	9,143
Total liabilities and equity		$ 16,921	$ 17,221

_____

(a)   **Class A common stock**, $0.01 par value per share ("Class A Common Stock"), 1,500,000,000 shares authorized, 379,945,907 and 387,561,850 shares issued and outstanding, net of 27,368,413 treasury shares at par, at June 30, 2023 and June 30, 2022, respectively.

(b)   **Class B common stock**, $0.01 par value per share ("Class B Common Stock"), 750,000,000 shares authorized, 192,013,909 and 196,808,833 shares issued and outstanding, net of 78,430,424 treasury shares at par, at June 30, 2023 and June 30, 2022, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

	Notes	For the fiscal years ended June 30,		
		2023	2022	2021
Operating activities:				
Net income		$ 187	$ 760	$ 389
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		714	688	680
Operating lease expense	10	109	125	128
Equity losses of affiliates	6	127	13	65
Cash distributions received from affiliates		7	23	15
Impairment charges	7,8	25	15	—
Other, net	21	(1)	(52)	(143)
Deferred income taxes and taxes payable	19	6	(125)	(100)
Change in operating assets and liabilities, net of acquisitions:				
Receivables and other assets		(146)	(51)	(166)
Inventories, net		(2)	(87)	6
Accounts payable and other liabilities		66	45	363
Net cash provided by operating activities		1,092	1,354	1,237
Investing activities:				
Capital expenditures		(499)	(499)	(390)
Acquisitions, net of cash acquired		(17)	(1,501)	(886)
Investments in equity affiliates		(43)	(71)	(26)
Other investments		(60)	(41)	(13)
Proceeds from property, plant and equipment and other asset dispositions		66	3	24
Other, net		(21)	33	(1)
Net cash used in investing activities		(574)	(2,076)	(1,292)
Financing activities:				
Borrowings	9	514	1,690	1,515
Repayment of borrowings	9	(589)	(838)	(557)
Repurchase of shares	12	(243)	(179)	—
Dividends paid		(174)	(175)	(163)
Other, net		(9)	(94)	(96)
Net cash (used in) provided by financing activities		(501)	404	699
Net change in cash and cash equivalents		17	(318)	644
Cash and cash equivalents, beginning of year		1,822	2,236	1,517
Exchange movement on opening cash balance		(6)	(96)	75
Cash and cash equivalents, end of year		$ 1,833	$ 1,822	$ 2,236

The accompanying notes are an integral part of these audited consolidated financial statements.

NEWS CORPORATION
CONSOLIDATED STATEMENTS OF EQUITY
(IN MILLIONS)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total News Corporation Equity	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount						
Balance, June 30, 2020	389	$ 4	200	$ 2	$ 12,148	$ (3,241)	$ (1,331)	$ 7,582	$ 807	$ 8,389
Net income	—	—	—	—	—	330	—	330	59	389
Other comprehensive income	—	—	—	—	—	—	390	390	78	468
Dividends	—	—	—	—	(118)	—	—	(118)	(45)	(163)
Other	2	—	—	—	27	—	—	27	36	63
Balance, June 30, 2021	391	4	200	2	12,057	(2,911)	(941)	8,211	935	9,146
Net income	—	—	—	—	—	623	—	623	137	760
Other comprehensive loss	—	—	—	—	—	—	(329)	(329)	(97)	(426)
Dividends	—	—	—	—	(118)	—	—	(118)	(57)	(175)
Share repurchases	(6)	—	(3)	—	(178)	(5)	—	(183)	—	(183)
Other	3	—	—	—	18	—	—	18	3	21
Balance, June 30, 2022	388	4	197	2	11,779	(2,293)	(1,270)	8,222	921	9,143
Net income	—	—	—	—	—	149	—	149	38	187
Other comprehensive income (loss)	—	—	—	—	—	—	23	23	(18)	5
Dividends	—	—	—	—	(116)	—	—	(116)	(58)	(174)
Share repurchases	(10)	—	(5)	—	(240)	—	—	(240)	—	(240)
Other	2	—	—	—	26	—	—	26	(2)	24
Balance, June 30, 2023	380	$ 4	192	$ 2	$ 11,449	$ (2,144)	$ (1,247)	$ 8,064	$ 881	$ 8,945

The accompanying notes are an integral part of these audited consolidated financial statements.

NOTE 1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

News Corporation (together with its subsidiaries, "News Corporation," "News Corp," the "Company," "we" or "us") is a global diversified media and information services company comprised of businesses across a range of media, including: digital real estate services, subscription video services in Australia, news and information services and book publishing.

Basis of presentation

The accompanying consolidated financial statements of the Company, which are referred to herein as the "Consolidated Financial Statements," have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The Company's financial statements as of June 30, 2023 and 2022 and for the three fiscal years ended June 30, 2023 are presented on a consolidated basis.

The consolidated statements of operations are referred to herein as the "Statements of Operations." The consolidated balance sheets are referred to herein as the "Balance Sheets." The consolidated statements of cash flows are referred to herein as the "Statements of Cash Flows."

The Company maintains a 52-53 week fiscal year ending on the Sunday closest to June 30 in each year. Fiscal 2023, fiscal 2022 and fiscal 2021 included 52, 53 and 52 weeks, respectively. All references to the fiscal years ended June 30, 2023, 2022 and 2021 relate to the fiscal years ended July 2, 2023, July 3, 2022 and June 27, 2021, respectively. For convenience purposes, the Company continues to date its consolidated financial statements as of June 30.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The Consolidated Financial Statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities ("VIEs") as defined by Financial Accounting Standards Board ("FASB") ASC 810-10, "Consolidation" ("ASC 810-10") and whether the Company is the primary beneficiary. Consolidation is required if both of these criteria are met. All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Changes in the Company's ownership interest in a consolidated subsidiary where a controlling financial interest is retained are accounted for as capital transactions. When the Company ceases to have a controlling interest in a consolidated subsidiary the Company will recognize a gain or loss in the Statements of Operations upon deconsolidation.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the Consolidated Financial Statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and other investments that are readily convertible into cash with original maturities of three months or less. The Company's cash and cash equivalents balance as of June 30, 2023 and 2022 also includes $173 million and $169 million, respectively, which is not readily accessible by the Company as it is held by REA Group Limited ("REA Group"), a majority owned but separately listed public company. REA Group must declare a dividend in order for the Company to have access to its share of REA Group's cash balance. The Company classifies cash as restricted when the cash is unavailable for use in its general operations. The Company had no restricted cash as of June 30, 2023 and 2022.

Concentration of credit risk

Cash and cash equivalents are maintained with multiple financial institutions. The Company has deposits held with banks that exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and, therefore, bear minimal credit risk.

Receivables, net

Receivables are presented net of allowances. Allowance for doubtful accounts is calculated by pooling receivables with similar credit risks such as the level of delinquency, types of products or services and geographical locations and reflects the Company's expected credit losses based on historical experience as well as current and expected economic conditions.

Receivables, net consist of:

	As of June 30,			
	2023		2022	
	(in millions)			
Receivables	$	1,482	$	1,569
Less: allowances		(57)		(67)
Receivables, net	$	1,425	$	1,502

The Company's receivables did not represent significant concentrations of credit risk as of June 30, 2023 or June 30, 2022 due to the wide variety of customers, markets and geographic areas to which the Company's products and services are sold.

Inventory, net

Inventory primarily consists of programming rights, books and newsprint. In accordance with ASC 920, "Entertainment— Broadcasters," programming rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Programming costs are amortized based on the expected pattern of consumption over the license period or expected useful life of each program. The pattern of consumption is based primarily on consumer viewership information as well as other factors. The Company regularly reviews its programming assets to ensure they continue to reflect fair value. Changes in circumstances may result in a write-down of the asset to fair value.

The Company's programming rights are substantially all monetized as a film group. The amortization expense of programming costs, which is reflected within Operating expenses in the Statements of Operations, was $284 million for the fiscal year ended June 30, 2023. Approximately $149 million, $51 million and $20 million of the unamortized programming costs as of June 30, 2023 are expected to be amortized in each of the fiscal years ending June 30, 2024, 2025 and 2026, respectively.

Inventory for books and newsprint are valued at the lower of cost or net realizable value. Cost for non-programming inventory is determined by the weighted average cost method. The Company records a reserve for excess and obsolete inventory based upon a calculation using the historical usage rates, sales patterns of its products and specifically identified obsolete inventory.

Investments

The Company makes investments in various businesses in the normal course of business. The Company evaluates its relationships with other entities to identify whether they are VIEs in accordance with ASC 810-10 and whether the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary of a VIE, it assesses whether it has the power to direct matters that most significantly impact the activities of the VIE and has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company would consolidate any investments in which it was determined to be the primary beneficiary of a VIE.

Investments in and advances to equity investments or joint ventures in which the Company has significant influence, but is not the primary beneficiary, and has less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company owns an interest between 20% and 50% or when the Company has the ability to exercise significant influence. Under the equity method of accounting, the Company includes its investments and

amounts due to and from such investments in its Balance Sheets. The Company's Statements of Operations include the Company's share of the investees' earnings (losses) and the Company's Statements of Cash Flows include all cash received from or paid to the investee.

The difference between the Company's investment and its share of the fair value of the underlying net tangible assets of the investee upon acquisition is first allocated to either finite-lived intangibles, indefinite-lived intangibles or other assets and liabilities and the balance is attributed to goodwill. The Company follows ASC 350, "Intangibles—Goodwill and Other" ("ASC 350"), which requires that equity method finite-lived intangibles be amortized over their estimated useful life. Such amortization is reflected in Equity (losses) earnings of affiliates in the Statements of Operations. Indefinite-lived intangibles and goodwill are not amortized.

Investments in which the Company is presumed not to have significant influence (generally less than a 20% ownership interest) or does not have the ability to exercise significant influence are accounted for in accordance with ASC 825-10, "Recognition and Measurement of Financial Assets and Financial Liabilities" ("ASC 825-10"). Gains and losses on equity securities with readily determinable fair market values are recorded in Other, net in the Statement of Operations based on the closing price at the end of each reporting period. Equity securities without readily determinable fair market values are valued at cost, less any impairment, plus or minus changes in fair value resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. See Note 6—Investments.

Financial instruments and derivatives

The carrying value of the Company's financial instruments, including cash and cash equivalents, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange, trading in an over-the-counter market which are considered to be Level 2 measurements or unobservable inputs that require the Company to use its own best estimates about market participant assumptions which are considered to be Level 3 measurements. See Note 11—Financial Instruments and Fair Value Measurements.

ASC 815, "Derivatives and Hedging" ("ASC 815") requires derivative instruments to be recorded on the balance sheet at fair value as either an asset or a liability. ASC 815 also requires that changes in the fair value of recorded derivatives be recognized currently in the Statements of Operations unless specific hedge accounting criteria are met.

For derivatives that will be accounted for as hedging instruments, the Company formally designates and documents, at inception, the financial instrument as a hedge of a specific underlying exposure, the risk management objective and the strategy for undertaking the hedge transaction. On an ongoing basis, the Company assesses whether the financial instruments used in hedging transactions continue to be highly effective.

The Company determines the fair values of its derivatives using standard valuation models. The notional amounts of the derivative financial instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the Company's exposure to the financial risks. The amounts exchanged are calculated by reference to the notional amounts and by other terms of the derivatives, such as interest rates and foreign currency exchange rates. The Company does not view the fair values of its derivatives in isolation, but rather in relation to the fair values or cash flows of the underlying hedged transactions or other exposures. All of the Company's derivatives are over-the-counter instruments with liquid markets. The carrying values of the derivatives reflect the impact of master netting agreements which allow the Company to net settle positive and negative positions with the same counterparty. As the Company does not intend to settle any derivatives at their net positions, derivative instruments are presented gross in the Balance Sheets. See Note 11—Financial Instruments and Fair Value Measurements.

The Company monitors its positions with, and the credit quality of, the financial institutions which are counterparties to its financial instruments. The Company is exposed to credit loss in the event of nonperformance by the counterparties to the agreements. As of June 30, 2023, the Company did not anticipate nonperformance by any of the counterparties.

Cash flow hedges

Cash flow hedges are used to mitigate the Company's exposure to variability in cash flows that is attributable to particular risk associated with a highly probable forecasted transaction or a recognized asset or liability which could affect income or expenses. The gain or loss on the hedging instrument is recognized directly in Accumulated other comprehensive loss. Amounts recorded in

Accumulated other comprehensive loss are recognized in the Statements of Operations when the hedged forecasted transaction impacts income or if the forecasted transaction is no longer expected to occur.

Fair value hedges

Fair value hedges are used to mitigate the Company's exposure to changes in the fair value of a recognized asset or liability, or an identified portion thereof, that is attributable to a particular risk and could affect income or expenses. The hedged item is adjusted for gains and losses attributable to the risk being hedged and the derivative is remeasured to fair value. The Company records the changes in the fair value of these items in the Statements of Operations.

Economic hedges

Derivatives not designated as accounting hedge relationships or for which hedge accounting has been discontinued are referred to as economic hedges. Economic hedges are those derivatives which the Company uses to mitigate its exposure to variability in the cash flows of a forecasted transaction or the fair value of a recognized asset or liability, but which do not qualify or were not designated for hedge accounting in accordance with ASC 815. When a derivative is determined not to be highly effective as a hedge or the underlying hedged transaction is no longer probable, the Company discontinues hedge accounting prospectively. The economic hedges are adjusted to fair value each period in Other, net in the Statements of Operations.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over an estimated useful life of 2 to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property, plant and equipment are expensed as incurred. Changes in circumstances, such as technological advances or changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be changed, the Company would depreciate the asset over its revised remaining useful life, thereby increasing or decreasing depreciation expense. Refer to Note 7—Property, Plant and Equipment for further detail.

Capitalized software

In accordance with ASC 350-40, "Internal-use Software," the Company capitalizes certain costs incurred in connection with developing or obtaining internal-use software. Costs incurred in the preliminary project stage are expensed. All direct costs incurred to develop internal-use software during the development stage are capitalized and amortized using the straight-line method over the estimated useful life, generally 2 to 15 years. Costs such as maintenance and training are expensed as incurred. Research and development costs are also expensed as incurred.

In accordance with ASC 350-24, "Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract," the Company evaluates upfront costs, including implementation, set-up or other costs (collectively, "implementation costs"), for hosting arrangements under the internal-use software framework. Costs related to preliminary project activities and post implementation activities are expensed as incurred, whereas costs incurred in the development stage are generally capitalized as prepaid assets within Other Current Assets in the Balance Sheet. Capitalized implementation costs are amortized on a straight-line basis over the expected term of the hosting arrangement, which includes consideration of the non-cancellable contractual term and reasonably certain renewals. Amortization of capitalized implementation costs is included in the same line item in the Statements of Operations as the expense for fees for the associated hosting arrangement.

Leases

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset or the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet any one of these criteria. The Company's operating leases primarily consist of real estate, including office space, warehouse space and printing facilities, and satellite transponders for purposes of providing its subscription video services to consumers and its finance leases consist of satellite transponders.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the applicable lease terms. For finance leases, lease expense consists of the depreciation of the right-of-use asset, as well as interest expense recognized on the lease liability based on the effective interest method using the rate implicit in the lease or the Company's incremental borrowing rate. A lease's term begins on the date that the Company obtains possession of the leased premises and goes through the expected lease termination date. See Note 10—Leases.

Royalty advances to authors

Royalty advances are initially capitalized and subsequently expensed as related revenues are earned or when the Company determines future recovery is not probable. The Company has a long history of providing authors with royalty advances, and it tracks each advance earned with respect to the sale of the related publication. Historically, the longer the unearned portion of the advance remains outstanding, the less likely it is that the Company will recover the advance through the sale of the publication. The Company applies this historical experience to its existing outstanding royalty advances to estimate the likelihood of recovery and a provision is established to write-off the unearned advance, usually between 12 and 24 months after initial publication of the first format. Additionally, the Company reviews its portfolio of royalty advances for unpublished titles to determine if individual royalty advances are not recoverable for discrete reasons, such as the death of an author prior to completion of a title or titles, a Company decision to not publish a title, poor market demand or other relevant factors that could impact recoverability. Based on this information, the portion of any advance that the Company believes is not recoverable is expensed.

Business Combinations

The purchase price of each acquisition is attributed to the assets acquired and liabilities assumed based on their fair values at the date of acquisition, with certain exceptions in accordance with GAAP. Determining the fair value of assets acquired and liabilities assumed involves the use of significant judgments, including judgments about appropriate discount rates, attrition rates, royalty rates and future cash flows. The excess purchase price over the fair value of net tangible and identifiable intangible assets acquired is recorded as goodwill and is assigned to the reporting unit that is expected to benefit from the business combination as of the acquisition date.

Goodwill and intangible assets

The Company has goodwill and intangible assets, including trademarks and tradenames, newspaper mastheads, publishing imprints, radio broadcast licenses, publishing rights and customer relationships. Goodwill is recorded as the difference between the cost of acquiring entities or businesses and amounts assigned to their tangible and identifiable intangible net assets. In accordance with ASC 350, the Company's goodwill and indefinite-lived intangible assets are tested annually during the fourth quarter for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair values below their carrying amounts. Intangible assets with finite lives are amortized over their estimated useful lives.

Goodwill is reviewed for impairment at a reporting unit level. Reporting units are determined based on an evaluation of the Company's operating segments and the components making up those operating segments. For purposes of its goodwill impairment review, the Company has identified REA Group, Move, Inc. ("Move"), the Foxtel Group, Australian News Channel ("ANC"), Dow Jones, HarperCollins, the Australian newspapers, the U.K. newspapers, TalkTV, the *New York Post*, Storyful Limited ("Storyful"), and Wireless Group plc ("Wireless Group") as its reporting units.

In accordance with ASC 350, in assessing goodwill for impairment, the Company has the option to first perform a qualitative assessment to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company is not required to perform any additional tests in assessing goodwill for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative analysis to determine the fair value of the reporting unit, and compare the calculated fair value with its carrying amount, including goodwill. If through a quantitative analysis the Company determines the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired. If the Company concludes that the fair value of the reporting unit is less than its carrying value, an impairment will be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value.

The Company also performs impairment reviews on its indefinite-lived intangible assets, including trademarks and tradenames, newspaper mastheads, publishing imprints and radio broadcast licenses. Newspaper mastheads and book publishing imprints are

reviewed on an aggregated basis in accordance with ASC 350. Trademarks and tradenames and radio broadcast licenses are reviewed individually. In assessing its indefinite-lived intangible assets for impairment, the Company has the option to first perform a qualitative assessment to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. If the Company determines that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the Company is not required to perform any additional tests in assessing the asset for impairment. However, if the Company concludes otherwise or elects not to perform the qualitative assessment, then it is required to perform a quantitative analysis to determine if the fair value of an indefinite-lived intangible asset is less than its carrying value. If through a quantitative analysis the Company determines the fair value of an indefinite-lived intangible asset exceeds its carrying amount, the indefinite-lived intangible asset is considered not to be impaired. If the Company concludes that the fair value of an indefinite-lived intangible asset is less than its carrying value, an impairment will be recognized for the amount by which the carrying amount exceeds the indefinite-lived intangible asset's fair value.

The methods used to estimate the fair value measurements of the Company's reporting units and indefinite-lived intangible assets include those based on the income approach (including the discounted cash flow, relief-from-royalty and excess earnings methods) and those based on the market approach (primarily the guideline public company method). The resulting fair value measurements of the assets are considered to be Level 3 measurements. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. The cash flows employed in the analyses are based on the Company's estimated outlook and various growth rates are assumed for years beyond the long-term business plan period. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the respective reporting units. In assessing the reasonableness of its determined fair values, the Company evaluates its results against other value indicators, such as comparable public company trading values.

When a business within a reporting unit is disposed of, goodwill is allocated to the disposed business using the relative fair value method. See Note 8—Goodwill and Other Intangible Assets.

Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received. Transaction costs are recorded within current borrowings (current portion) and non-current borrowings (long-term portion) in the Consolidated Balance Sheets. They are subsequently recognized at amortized cost using the effective interest method. Debt may be considered extinguished when it has been modified and the terms of the new debt instruments and old debt instruments are substantially different, as that term is defined in the debt modification guidance in ASC 470-50 "Debt—Modifications and Extinguishments." The Company classifies the current portion of long term debt as non-current liabilities on the Balance Sheets when it has the intent and ability to refinance the obligation on a long-term basis, in accordance with ASC 470 "Debt." See Note 9—Borrowings.

Retirement benefit obligations

The Company provides defined benefit pension, postretirement healthcare and defined contribution benefits to the Company's eligible employees and retirees. The Company accounts for its defined benefit pension, postretirement healthcare and defined contribution plans in accordance with ASC 715, "Compensation—Retirement Benefits" ("ASC 715"). The expense recognized by the Company is determined using certain assumptions, including the discount rate, expected long-term rate of return of pension assets and mortality rates, among others. The Company recognizes the funded status of its defined benefit plans (other than multiemployer plans) as an asset or liability in the Balance Sheets and recognizes changes in the funded status in the year in which the changes occur through Accumulated other comprehensive loss in the Balance Sheets. The Company recognizes the other non-service cost components of net periodic benefit costs (income) in Other, net in the Statements of Operations. See Note 17—Retirement Benefit Obligations.

Fair value measurements

The Company has various financial instruments that are measured at fair value on a recurring basis, including certain marketable securities and derivatives. The Company also applies the provisions of fair value measurement to various non-recurring measurements for the Company's non-financial assets and liabilities. With the exception of investments measured using the net asset value per share practical expedient in accordance with ASC 820, "Fair Value Measurements" ("ASC 820")" or ASC 825-10 described above, the Company measures assets and liabilities in accordance with ASC 820, using inputs from the following three

levels of the fair value hierarchy: (i) inputs that are quoted prices in active markets for identical assets or liabilities ("Level 1"); (ii) inputs other than quoted prices included within Level 1 that are observable, including quoted prices for similar assets or liabilities ("Level 2"); and (iii) unobservable inputs that require the entity to use its own best estimates about market participant assumptions ("Level 3"). See Note 11—Financial Instruments and Fair Value Measurements.

The Company's assets measured at fair value on a nonrecurring basis include investments, long-lived assets, indefinite-lived intangible assets and goodwill. The Company reviews the carrying amounts of such assets whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable or at least annually during the fourth quarter for indefinite-lived intangible assets and goodwill. Any resulting asset impairment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements.

Asset impairments

Investments

Equity method investments are regularly reviewed to determine whether a significant event or change in circumstances has occurred that may impact the fair value of each investment. If the fair value of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

Long-lived assets

ASC 360, "Property, Plant, and Equipment" ("ASC 360") and ASC 350 require the Company to periodically review the carrying amounts of its long-lived assets, including property, plant and equipment and finite-lived intangible assets, to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is recognized if the carrying value of such asset exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets; accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value, less their costs to sell.

Treasury Stock

The Company accounts for treasury stock using the cost method. Upon the retirement of treasury stock, the Company allocates the value of treasury shares between common stock, additional paid-in capital and accumulated deficit. All shares repurchased to date have been retired. See Note 12—Stockholders' Equity.

Revenue recognition

Circulation and subscription revenues

Circulation and subscription revenues include subscription and single-copy sales of digital and print news products, information services subscription revenues and pay television broadcast and streaming subscription revenues. Circulation revenues are based on the number of copies of the printed news products (through home-delivery subscriptions and single-copy sales) and/or digital subscriptions sold, and the associated rates charged to the customers. Single-copy revenue is recognized at a point in time on the date the news products are sold to distribution outlets, net of provisions for related returns.

Revenues from home delivery and digital subscriptions are recognized over the subscription term as the news products and/or digital subscriptions are delivered. Information services subscription revenues are recognized over time as the subscriptions are delivered. Payments from subscribers are generally due at the beginning of the month and are recorded as deferred revenue. Such amounts are recognized as revenue as the associated subscription is delivered.

Revenue generated from subscriptions to receive pay television broadcast, streaming, broadband and phone services for residential and commercial subscribers is recognized over time on a monthly basis as the services are provided. Payment is

generally received monthly in advance of providing services, and is deferred upon receipt. Such amounts are recognized as revenue as the related services are provided.

Advertising revenues

Revenue from print advertising is recognized at the point in time the print advertisement is published. Broadcast advertising revenue is recognized over the time that the broadcast advertisement is aired. For impressions-based digital advertising, revenues are recognized as impressions are delivered over the term of the arrangement, while revenue from non-impressions-based digital advertising is recognized over the period that the advertisements are displayed. Such amounts are recognized net of agency commissions and provisions for estimated sales incentives, including rebates, rate adjustments or discounts.

The Company enters into transactions that involve the exchange of advertising, in part, for other products and services, which are recorded at the estimated fair value of the product or service received. If the fair value of the product or service received cannot be reliably determined, the value is measured indirectly by reference to the standalone selling price of the advertising provided by the Company. Revenue from nonmonetary transactions is recognized when services are performed, and expenses are recognized when products are received or services are incurred.

Billings to clients and payments received in advance of performance of services or delivery of products are recorded as deferred revenue until the services are performed or the product is delivered. Payment for advertising services is typically due shortly after the Company has satisfied its performance obligation to print, broadcast or place the advertising specified in the contract. For advertising campaigns that extend beyond one month, the Company generally invoices the advertiser in arrears based on the number of advertisements that were printed, broadcast or placed, or impressions delivered during the month.

Consumer revenues

Revenue from the sale of physical books and electronic or downloadable audio books ("digital formats") is recognized at the point in time of physical receipt by the customer or electronic delivery. Such amounts are recorded net of provisions for returns and payments to customers. If the Company prohibits its customer from selling a physical book until a future date, it recognizes revenue when that restriction lapses.

Revenue is recognized net of any amounts billed to customers for taxes remitted to government authorities. Payments for the sale of physical books and digital formats are generally collected within one to three months of sale or delivery and are based on the number of physical books or digital formats sold.

Real Estate revenues

Real estate revenues are derived from the sale of digital real estate listing and lead generation products, as well as services to agents, brokers and developers. Revenue is typically recognized over the contractual period during which the services are provided. Payments are generally due monthly over the subscription term.

The Company also provides certain leads to agents and brokers at no upfront cost with the Company receiving a portion of the agent sales commission at the time a home transaction is closed. As the amount of revenues is based on several factors outside of the Company's control including home prices, revenue is recognized when a real estate transaction is closed and any variability no longer exists.

Other revenues

Other revenues are recognized when the related services are performed or the product has been delivered.

Contracts with multiple performance obligations

The Company has certain revenue contracts which contain multiple performance obligations such as print and digital advertising bundles, digital and print newspaper subscription bundles and bundled video service subscriptions. Revenues derived from sales contracts that contain multiple products and services are allocated based on the relative standalone selling price of each performance obligation to be delivered. Standalone selling price is typically determined based on prices charged to customers for the same or similar goods or services on a standalone basis. If observable standalone prices are not available, the Company

estimates standalone selling price by maximizing the use of observable inputs to most accurately reflect the price of each individual performance obligation. Revenue is recognized as each performance obligation included in the contract is satisfied.

Identification of a customer and gross versus net revenue recognition

In the normal course of business, the Company acts as or uses an intermediary or agent in executing transactions with third parties. When the intermediary or agent is determined to be the Company's customer, the Company records revenue based on the amount it expects to receive from the agent or intermediary.

In other circumstances, the determination of whether revenue should be reported on a gross or net basis is based on an assessment of whether the Company is acting as the principal or an agent in the transaction. If the Company is acting as a principal in a transaction, the Company reports revenue on a gross basis. If the Company is acting as an agent in a transaction, the Company reports revenue on a net basis. The determination of whether the Company is acting as a principal or an agent in a transaction involves judgment and is based on an evaluation of the terms of the arrangement. The Company serves as the principal in transactions in which it controls the goods or services prior to being transferred to the ultimate customer.

Sales returns

Certain of the Company's products, such as books and newspapers, are sold with the right of return. The Company records the estimated impact of such returns as a reduction of revenue. To estimate product sales that will be returned and the related products that are expected to be placed back into inventory, the Company analyzes historical returns, current economic trends, changes in customer demand and acceptance of the Company's products. Based on this information, the Company reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Subscriber acquisition costs

Costs related to the acquisition of subscription video service customers primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels, and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation, except where legal ownership of the equipment is retained by the Company, in which case the cost of the equipment and direct and indirect installation costs are capitalized and depreciated over the respective useful life.

Advertising expenses

The Company expenses advertising costs as incurred in accordance with ASC 720-35, "Other Expenses—Advertising Cost." Advertising and promotional expenses recognized totaled $508 million, $596 million and $550 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Shipping and handling

Costs incurred for shipping and handling are reflected in Operating expenses in the Statements of Operations.

Translation of foreign currencies

The financial results and position of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method, whereby operating results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of Accumulated other comprehensive loss. Gains and losses from foreign currency transactions are generally included in income for the period.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for

financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense. See Note 19—Income Taxes.

Earnings (loss) per share

Basic earnings (loss) per share for Class A Common Stock and Class B Common Stock is calculated by dividing Net income (loss) attributable to News Corporation stockholders by the weighted average number of shares of Class A Common Stock and Class B Common Stock outstanding during the period. Diluted earnings (loss) per share for Class A Common Stock and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares issuable under the Company's equity-based compensation plans. See Note 14—Earnings (Loss) Per Share.

Equity-based compensation

Equity-based awards are accounted for in accordance with ASC 718, "Compensation—Stock Compensation" ("ASC 718"). ASC 718 requires that the cost resulting from all share-based payment transactions be recognized in the Consolidated Financial Statements. ASC 718 establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. See Note 13—Equity-Based Compensation.

NOTE 3. REVENUES

Disaggregated revenue

The following tables present the Company's disaggregated revenues by type and segment for the fiscal years ended June 30, 2023, 2022 and 2021:

	Digital Real Estate Services	Subscription Video Services	Dow Jones	Book Publishing	News Media	Other	Total Revenues
For the fiscal year ended June 30, 2023							
				(in millions)			
Revenues:							
Circulation and subscription	$ 12	$ 1,671	$ 1,689	$ —	$ 1,075	$ —	$ 4,447
Advertising	140	227	413	—	907	—	1,687
Consumer	—	—	—	1,899	—	—	1,899
Real estate	1,189	—	—	—	—	—	1,189
Other	198	44	51	80	284	—	657
Total Revenues	$ 1,539	$ 1,942	$ 2,153	$ 1,979	$ 2,266	$ —	$ 9,879

	Digital Real Estate Services	Subscription Video Services	Dow Jones	Book Publishing	News Media	Other	Total Revenues
For the fiscal year ended June 30, 2022							
				(in millions)			
Revenues:							
Circulation and subscription	$ 13	$ 1,753	$ 1,516	$ —	$ 1,143	$ —	$ 4,425
Advertising	135	232	449	—	1,005	—	1,821
Consumer	—	—	—	2,106	—	—	2,106
Real estate	1,347	—	—	—	—	—	1,347
Other	246	41	39	85	275	—	686
Total Revenues	$ 1,741	$ 2,026	$ 2,004	$ 2,191	$ 2,423	$ —	$ 10,385

| | For the fiscal year ended June 30, 2021 | | | | | | |
	Digital Real Estate Services	Subscription Video Services	Dow Jones	Book Publishing	News Media	Other	Total Revenues
				(in millions)			
Revenues:							
Circulation and subscription	$ 25	$ 1,825	$ 1,296	$ —	$ 1,060	$ —	$ 4,206
Advertising	126	210	373	—	885	—	1,594
Consumer	—	—	—	1,908	—	—	1,908
Real estate	1,153	—	—	—	—	—	1,153
Other	89	37	33	77	260	1	497
Total Revenues	$ 1,393	$ 2,072	$ 1,702	$ 1,985	$ 2,205	$ 1	$ 9,358

Contract liabilities and assets

The Company's deferred revenue balance primarily relates to amounts received from customers for subscriptions paid in advance of the services being provided. The following table presents changes in the deferred revenue balance for the fiscal years ended June 30, 2023 and 2022:

	For the fiscal year ended June 30,	
	2023	2022
	(in millions)	
Beginning balance	$ 604	$ 473
Deferral of revenue	3,624	3,558
Recognition of deferred revenue [a]	(3,606)	(3,477)
Other [b]	—	50
Ending balance	$ 622	$ 604

_____

(a)   For the fiscal years ended June 30, 2023 and 2022, the Company recognized approximately $561 million and $435 million, respectively, of revenue which was included in the opening deferred revenue balance.

(b)   For the fiscal year ended June 30, 2022, includes $68 million of deferred revenue acquired as a result of the OPIS and CMA acquisitions. See Note 4—Acquisitions, Disposals and Other Transactions.

Contract assets were immaterial for disclosure as of June 30, 2023 and 2022.

Other revenue disclosures

The Company typically expenses sales commissions to obtain a customer contract as incurred as the amortization period is 12 months or less. These costs are recorded within Selling, general and administrative in the Statements of Operations. The Company also does not capitalize significant financing components when the transfer of the good or service is paid within 12 months or less, or the receipt of consideration is received within 12 months or less of the transfer of the good or service.

During the fiscal year ended June 30, 2023, the Company recognized approximately $389 million in revenues related to performance obligations that were satisfied or partially satisfied in a prior reporting period. The remaining transaction price related to unsatisfied performance obligations as of June 30, 2023 was approximately $1,219 million, of which approximately $443 million is expected to be recognized during fiscal 2024, $233 million is expected to be recognized in fiscal 2025 and $183 million is expected to be recognized in fiscal 2026, with the remainder to be recognized thereafter. These amounts do not include (i) contracts with an expected duration of one year or less, (ii) contracts for which variable consideration is determined based on the customer's subsequent sale or usage and (iii) variable consideration allocated to performance obligations accounted for under the series guidance that meets the allocation objective under ASC 606.

NOTE 4. ACQUISITIONS, DISPOSALS AND OTHER TRANSACTIONS

Fiscal 2022

OPIS

In February 2022, the Company acquired the Oil Price Information Service business and related assets ("OPIS") from S&P Global Inc. ("S&P") and IHS Markit Ltd. for $1.15 billion in cash, subject to customary purchase price adjustments. OPIS is a global industry standard for benchmark and reference pricing and news and analytics for the oil, natural gas liquids and biofuels industries. The business also provides pricing and news and analytics for the coal, mining and metals end markets and insights and analytics in renewables and carbon pricing. The acquisition enables Dow Jones to become a leading provider of energy and renewables information and furthers its goal of building the leading global business news and information platform for professionals. OPIS is a subsidiary of Dow Jones, and its results are included in the Dow Jones segment.

As a result of the acquisition, the Company recorded net tangible liabilities of approximately $1 million primarily related to deferred revenue and accounts receivable and $620 million of identifiable intangible assets, consisting primarily of $528 million of customer relationships with a useful life of 20 years, $54 million in tradenames, including $48 million related to the OPIS tradename with an indefinite life, and $38 million related to technology with a weighted average useful life of six years. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of $538 million was recorded as goodwill on the transaction.

REA Group sale of Malaysia and Thailand businesses

In August 2021, REA Group acquired an 18% interest (16.6% on a diluted basis) in PropertyGuru Pte. Ltd., now PropertyGuru Group Ltd. ("PropertyGuru"), a leading digital property technology company operating marketplaces in Southeast Asia, in exchange for all shares of REA Group's entities in Malaysia and Thailand. The transaction was completed after REA Group entered into an agreement to sell its 27% interest in its existing venture with 99.co. The transaction creates a leading digital real estate services company in Southeast Asia, new opportunities for collaboration and access to a deeper pool of expertise, technology and investment in the region. REA Group received one seat on the board of directors of PropertyGuru as part of the transaction.

In March 2022, PropertyGuru completed its merger with Bridgetown 2 Holdings Limited. As a result of the merger and subsequent investments made in connection with the transaction, REA Group's ownership interest in PropertyGuru was 17.5% and a gain of approximately $15 million was recorded in Other, net.

Base Chemicals

In June 2022, the Company acquired the Base Chemicals (rebranded Chemical Market Analytics, "CMA") business from S&P for $295 million in cash, subject to customary purchase price adjustments. CMA provides pricing data, insights, analysis and forecasting for key base chemicals through its leading Market Advisory and World Analysis services. The acquisition enables Dow Jones to become a leading provider of base chemicals information and furthers its goal of building the leading global business news and information platform for professionals. CMA is operated by Dow Jones, and its results are included in the Dow Jones segment.

As a result of the acquisition, the Company recorded net tangible liabilities of approximately $22 million primarily related to deferred revenue and accounts receivable and $189 million of identifiable intangible assets, consisting primarily of $145 million of customer relationships with a useful life of 20 years, $31 million related to technology with a weighted average useful life of 14 years and $13 million in tradenames with a useful life of 20 years. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of $121 million was recorded as goodwill on the transaction.

UpNest

In June 2022, the Company acquired UpNest, Inc. ("UpNest") for closing cash consideration of approximately $45 million, subject to customary purchase price adjustments, and up to $15 million in future cash consideration based upon the achievement of certain performance objectives over the next two years. The Company recorded an $8 million liability related to the contingent consideration, representing the estimated fair value. Included in the closing cash consideration is approximately $9 million that is

being held back to satisfy post-closing claims. UpNest is a real estate agent marketplace that matches home sellers and buyers with top local agents who compete for their business. The UpNest acquisition helps Realtor.com® further expand its services and support for home sellers and listing agents and brokers. UpNest is a subsidiary of Move, and its results are included within the Digital Real Estate Services segment.

As a result of the acquisition, the Company recorded approximately $16 million of identifiable intangible assets, consisting primarily of customer relationships and technology platforms. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of approximately $40 million was recorded as goodwill on the transaction.

Fiscal 2021

Avail

In December 2020, the Company acquired Rentalutions, Inc. ("Avail") for initial cash consideration of approximately $36 million, net of $4 million of cash acquired, and up to $8 million in future cash consideration based upon the achievement of certain performance objectives over the next three years. The Company recorded a $4 million liability related to the contingent consideration, representing the estimated fair value. Included in the initial cash consideration was approximately $6 million that is being held back to satisfy post-closing claims. Avail is a platform that improves the renting experience for do-it-yourself landlords and tenants with online tools, educational content and world-class support. The acquisition helps Realtor.com® further expand into the rental space, extend its support for landlords, augment current rental listing content, grow its audience and build brand affinity and long-term relationships with renters. Avail is a subsidiary of Move, and its results are included within the Digital Real Estate Services segment.

As a result of the acquisition, the Company recorded approximately $7 million related to the technology platform with a weighted average useful life of five years. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of approximately $32 million was recorded as goodwill on the transaction.

Elara

In December 2020, the Company acquired a controlling interest in Elara Technologies Pte. Ltd. (rebranded REA India) through a subscription for newly-issued preference shares and the buyout of certain minority shareholders. The total aggregate purchase price associated with the acquisition at the completion date is $138 million which primarily consists of $69 million of cash, the fair value of noncontrolling interests of $37 million and the fair value of the Company's previously held equity interest in REA India of $22 million. The acquisition of REA India was accounted for in accordance with ASC 805 "Business Combinations," which requires the Company to re-measure its previously held equity interest in REA India at its acquisition date fair value. The carrying amount of the Company's previously held equity interest in REA India was $15 million and, accordingly, the Company recognized a gain on remeasurement of $7 million which was recorded in Other, net in the Statement of Operations.

As a result of the transactions, REA Group's shareholding in REA India increased from 13.5% to 59.7%, while News Corporation's shareholding increased from 22.1% to 39.0%. During the three months ended March 31, 2021, REA Group acquired an additional 0.8% interest in REA India. REA Group and News Corporation now hold all REA India board seats, and the Company began consolidating REA India in December 2020. The Company's ownership in REA Group was diluted by 0.2% to 61.4% as a result of the transactions. Subsequent to June 30, 2021, REA Group provided additional funding to REA India in exchange for further equity which increased REA Group's ownership interest to 73.3% and diluted News Corporation's interest to 26.6%. The acquisition of REA India allows REA Group to be at the forefront of long-term growth opportunities within India and the digitization of the real estate sector. REA India is a subsidiary of REA Group, and its results are reported within the Digital Real Estate Services segment.

As a result of the acquisition, the Company recorded net tangible liabilities of $5 million and approximately $31 million of identifiable intangible assets, of which $19 million primarily related to REA India technology platforms with a weighted average useful life of five years and $12 million related to trade names with indefinite lives. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of approximately $113 million was recorded as goodwill on the transaction.

Investor's Business Daily

In May 2021, the Company acquired Investor's Business Daily ("IBD") for $275 million in cash. IBD is a digital-first financial news and research business with unique investing content, analytical products and educational resources, including the Investors.com website. The acquisition expands Dow Jones's offerings with the addition of proprietary data and tools to help professional and retail investors identify top-performing stocks. IBD is operated by Dow Jones, and its results are included within the Dow Jones segment.

As a result of the acquisition, the Company recorded net tangible liabilities of approximately $16 million primarily related to deferred revenue and approximately $123 million of identifiable intangible assets, consisting primarily of approximately $51 million related to the IBD tradename with an indefinite life, approximately $43 million of subscriber relationships with a useful life of seven years and approximately $20 million related to technology with a useful life of seven years. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of approximately $166 million was recorded as goodwill on the transaction.

HMH Books & Media

In May 2021, the Company acquired the Books & Media segment of Houghton Mifflin Harcourt ("HMH Books & Media") for $349 million in cash. HMH Books & Media publishes renowned and awarded children's, young adult, fiction, non-fiction, culinary and reference titles. The acquisition adds an extensive and successful backlist, a strong frontlist in the lifestyle and children's segments and a productions business that provides opportunities to expand HarperCollins's intellectual property across different formats. HMH Books & Media is a subsidiary of HarperCollins and its results are included in the Book Publishing segment.

As a result of the acquisition, the Company recorded net tangible assets of approximately $83 million, primarily consisting of accounts receivable, accounts payable, author advances and royalty payables and inventory. In addition, the Company recorded approximately $141 million of identifiable intangible assets, consisting primarily of $104 million of publishing rights for backlist titles with a useful life of nine years and $32 million of publishing licenses with a useful life of nine years. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of approximately $125 million was recorded as goodwill on the transaction.

Mortgage Choice

In June 2021, REA Group acquired Mortgage Choice Limited ("Mortgage Choice") for approximately A$244 million in cash (approximately US$183 million based on exchange rates as of the closing date), funded by an increase in REA Group's debt facilities. Control was transferred and the acquisition became effective and binding on Mortgage Choice shareholders on June 18, 2021 upon court approval. Mortgage Choice is a leading Australian mortgage broking business, and the acquisition complements REA Group's existing Smartline broker footprint and accelerates REA Group's financial services strategy to establish a leading mortgage broking business with national scale. Mortgage Choice is a subsidiary of REA Group and its results are included in the Digital Real Estate Services segment.

As a result of the acquisition, the Company recorded net tangible assets of A$70 million (US$53 million) consisting primarily of commission contract receivables and payables and approximately A$74 million (US$56 million) of identifiable intangible assets, consisting of A$46 million (US$35 million) related to franchisee relationships with a useful life of 17 years, A$17 million (US$13 million) of software with useful lives ranging from one to five years and A$11 million (US$8 million) primarily related to the Mortgage Choice tradenames with indefinite lives. In accordance with ASC 350, the excess of the total consideration over the fair values of the net tangible and intangible assets of approximately A$100 million (US$76 million) was recorded as goodwill on the transaction.

NOTE 5. RESTRUCTURING PROGRAMS

The Company recorded restructuring charges of $125 million, $94 million and $168 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively, of which $40 million, $34 million and $122 million, respectively, related to the News Media segment.

Fiscal 2023 Restructuring

The restructuring charges in fiscal 2023 primarily related to employee termination benefits resulting from actions taken by the Company's businesses in response to the headcount reductions announced in February 2023.

Fiscal 2022 Restructuring

The restructuring charges in fiscal 2022 primarily related to employee termination benefits.

Fiscal 2021 Restructuring

The restructuring charges recorded in fiscal 2021 include exit costs associated with the closure of the Company's Bronx print plant, the termination of a third-party printing contract and employee termination benefits.

Changes in restructuring program liabilities were as follows:

	One-time employee termination benefits		Other costs		Total	
			(in millions)			
Balance, June 30, 2020	$	64	$	9	$	73
Additions		83		85		168
Payments		(97)		(55)		(152)
Other		1		(4)		(3)
Balance, June 30, 2021	$	51	$	35	$	86
Additions		69		25		94
Payments		(92)		(19)		(111)
Other		(3)		—		(3)
Balance, June 30, 2022	$	25	$	41	$	66
Additions		116		9		125
Payments		(90)		(9)		(99)
Other		2		—		2
Balance, June 30, 2023	$	53	$	41	$	94

As of June 30, 2023 and June 30, 2022 restructuring liabilities of approximately $64 million and $42 million, respectively, were included in the Balance Sheet in Other current liabilities and $30 million and $24 million, respectively, were included in Other non-current liabilities.

NOTE 6. INVESTMENTS

The Company's investments were comprised of the following:

	Ownership Percentage as of June 30, 2023	As of June 30,	
		2023	2022
		(in millions)	
Equity method investments[a]	various	$ 192	$ 276
Equity securities[b]	various	235	212
Total Investments		$ 427	$ 488

_____

(a) In the first quarter of fiscal 2022, REA Group acquired an 18% interest (16.6% on a diluted basis) in PropertyGuru in exchange for all shares of REA Group's entities in Malaysia and Thailand. During the fiscal year ended June 30, 2022,

PropertyGuru completed its merger with Bridgetown 2 Holdings Limited. As a result of the merger and subsequent investments made in connection with the transaction, REA Group's ownership interest in PropertyGuru was 17.5% and a gain of $15 million was recorded in Other, net.

During the fiscal year ended June 30, 2023, the Company determined that the fair value of REA Group's investment in PropertyGuru was below its carrying value. Due to the ongoing negative performance of PropertyGuru's publicly-traded stock, the reduction in fair value based on the market price was deemed to be other than temporary and, as a result, the Company recognized a non-cash write-down of approximately $81 million within Equity losses of affiliates.

Refer to Note 4—Acquisitions, Disposals and Other Transactions and Note 21—Additional Financial Information for further discussion.

(b)   Equity securities are primarily comprised of Tremor, certain investments in China, the Company's investment in ARN Media Limited, which operates a portfolio of Australian radio media assets, and Dow Jones' investment in an artificial intelligence-focused data analytics company.

The Company has equity securities with quoted prices in active markets as well as equity securities without readily determinable fair market values. Equity securities without readily determinable fair market values are valued at cost, less any impairment, plus or minus changes in fair value resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.

The components comprising total gains and losses on equity securities are set forth below:

	For the fiscal year ended June 30,		
	2023	2022	2021
	(in millions)		
Total (losses) gains recognized on equity securities	$ (9)	$ (59)	$ 81
Less: Net gains (losses) recognized on equity securities sold or impaired	2	—	(1)
Unrealized (losses) gains recognized on equity securities held at end of period	$ (11)	$ (59)	$ 82

Equity Losses of Affiliates

The Company's share of the losses of its equity affiliates was $127 million, $13 million and $65 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. In fiscal 2023, the losses primarily reflect the non-cash write-down of REA Group's investment in PropertyGuru of approximately $81 million and losses from an investment in an Australian sports wagering venture. In fiscal 2021, the losses primarily reflect the $54 million non-cash write-down of the Foxtel Group's investment in the Nickelodeon Australia Joint Venture.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	Original Useful Lives	As of June 30,	
		2023	2022
		(in millions)	
Land		$ 121	$ 120
Buildings and leaseholds	3 to 50 years	1,515	1,478
Digital set top units and installations	5 to 10 years	1,142	1,109
Machinery and equipment	2 to 20 years	1,302	1,278
Capitalized software	2 to 15 years	1,925	1,707
Finance lease right-of-use assets	15 years	121	124
		6,126	5,816
Less: accumulated depreciation and amortization[a]		(4,359)	(3,933)
		1,767	1,883
Construction in progress		275	220
Total Property, plant and equipment, net		$ 2,042	$ 2,103

(a)   Includes accumulated amortization of capitalized software of approximately $1,335 million and $1,135 million as of June 30, 2023 and 2022, respectively.

Depreciation and amortization related to property, plant and equipment was $555 million, $548 million and $568 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. This includes amortization of capitalized software of $242 million, $263 million and $250 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Fixed Asset Impairments

During the fiscal year ended June 30, 2022, the Company recognized non-cash impairment charges of $15 million related to the write-down of fixed assets associated with the shutdown and sale of certain U.S. printing facilities at the Dow Jones segment.

NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS

The carrying values of the Company's intangible assets and related accumulated amortization for the fiscal years ended June 30, 2023 and June 30, 2022 were as follows:

	As of June 30,	
	2023	2022
	(in millions)	
Intangible Assets Not Subject to Amortization		
Trademarks and tradenames	$ 267	$ 411
Newspaper mastheads	281	281
Imprints	225	218
Radio broadcast licenses	122	118
Total intangible assets not subject to amortization	895	1,028
Intangible Assets Subject to Amortization		
Publishing rights[a]	319	348
Customer relationships[b]	1,110	1,233
Other[c]	165	62
Total intangible assets subject to amortization, net	1,594	1,643
Total Intangible assets, net	$ 2,489	$ 2,671

Certain indefinite-lived tradenames have been reclassified to finite-lived as of June 30, 2023.

(a) Net of accumulated amortization of $341 million and $306 million as of June 30, 2023 and 2022, respectively. The useful lives of publishing rights range from 3 to 30 years primarily based on the weighted-average remaining contractual terms of the underlying publishing contracts and the Company's estimates of the period within those terms that the asset is expected to generate a majority of its future cash flows.

(b) Net of accumulated amortization of $846 million and $759 million as of June 30, 2023 and 2022, respectively. The useful lives of customer relationships range from 3 to 25 years. The useful lives of these assets are estimated by applying historical attrition rates and determining the resulting period over which a majority of the accumulated undiscounted cash flows related to the customer relationships are expected to be generated.

(c) Net of accumulated amortization of $89 million and $85 million as of June 30, 2023 and 2022, respectively. The useful lives of other intangible assets range from 3 to 25 years. The useful lives represent the periods over which these intangible assets are expected to contribute directly or indirectly to the Company's future cash flows.

The Company recognized $25 million of impairment charges related to certain of its indefinite-lived intangible assets for the fiscal year ended June 30, 2023.

Amortization expense related to amortizable intangible assets was $159 million, $140 million and $112 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Based on the current amount of amortizable intangible assets, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2024—$155 million; 2025—$152 million; 2026—$149 million; 2027—$144 million; and 2028—$129 million.

The changes in the carrying value of goodwill, by segment, are as follows:

	Digital Real Estate Services	Subscription Video Services	Dow Jones	Book Publishing	News Media	Total Goodwill
			(in millions)			
Balance, June 30, 2021	$ 1,617	$ 978	$ 1,532	$ 413	$ 113	$ 4,653
Acquisitions[(a)]	39	—	659	8	32	738
Foreign exchange and other	(95)	(99)	—	(14)	(14)	(222)
Balance, June 30, 2022	$ 1,561	$ 879	$ 2,191	$ 407	$ 131	$ 5,169
Acquisitions[(a)]	—	—	4	9	—	13
Foreign exchange and other	(19)	(20)	—	(3)	—	(42)
Balance, June 30, 2023	$ 1,542	$ 859	$ 2,195	$ 413	$ 131	$ 5,140

(a) See Note 4—Acquisitions, Disposals and Other Transactions for the primary drivers of increases in goodwill by segment.

The carrying amount of goodwill as of June 30, 2023 and 2022 both reflected accumulated impairments of $4.8 billion principally relating to impairments at the Dow Jones and News Media segments that were recognized prior to the Company's separation of its businesses from Twenty-First Century Fox, Inc. ("21st Century Fox") on June 28, 2013 (the "Separation").

Annual Impairment Assessments

In accordance with ASC 350, the Company's goodwill and indefinite-lived intangible assets are tested annually in the fourth quarter for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair values below their carrying amounts. See Note 2—Summary of Significant Accounting Policies.

Fiscal 2023

The performance of the Company's annual impairment analysis resulted in impairments of $25 million to indefinite-lived intangible assets and no impairments to goodwill in fiscal 2023. Significant unobservable inputs utilized in the income approach valuation method were discount rates (ranging from 8.5% to 18.0%), long-term growth rates (ranging from 1.0% to 3.5%) and royalty rates (ranging from 0.25% to 7.0%). Significant unobservable inputs utilized in the market approach valuation method

were EBITDA multiples from guideline public companies operating in similar industries and control premiums (ranging from 5.0% to 10.0%). Significant increases (decreases) in royalty rates, growth rates, control premiums and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premiums and multiples, would result in a significantly higher (lower) fair value measurement.

Fiscal 2022

The performance of the Company's annual impairment analysis resulted in no impairments to goodwill and indefinite-lived intangible assets in fiscal 2022. Significant unobservable inputs utilized in the income approach valuation method were discount rates (ranging from 8.0% to 19.0%), long-term growth rates (ranging from 1.0% to 3.0%) and royalty rates (ranging from 0.25% to 7.0%). Significant unobservable inputs utilized in the market approach valuation method were EBITDA multiples from guideline public companies operating in similar industries and control premiums (ranging from 5.0% to 10.0%). Significant increases (decreases) in royalty rates, growth rates, control premiums and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premiums and multiples, would result in a significantly higher (lower) fair value measurement.

Fiscal 2021

The performance of the Company's annual impairment analysis resulted in no impairments to goodwill and indefinite-lived intangible assets in fiscal 2021. Significant unobservable inputs utilized in the income approach valuation method were discount rates (ranging from 8.0% to 22.0%), long-term growth rates (ranging from 0.0% to 3.0%) and royalty rates (ranging from 0.25% to 6.0%). Significant unobservable inputs utilized in the market approach valuation method were EBITDA multiples from guideline public companies operating in similar industries and control premiums (ranging from 5.0% to 10.0%). Significant increases (decreases) in royalty rates, growth rates, control premiums and multiples, assuming no change in discount rates, would result in a significantly higher (lower) fair value measurement. Significant decreases (increases) in discount rates, assuming no changes in royalty rates, growth rates, control premiums and multiples, would result in a significantly higher (lower) fair value measurement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9. BORROWINGS

The Company's total borrowings consist of the following:

	Interest rate at June 30, 2023	Maturity at June 30, 2023	As of June 30, 2023	As of June 30, 2022
			(in millions)	
News Corporation				
2022 Term loan A [a]	6.842 %	Mar 31, 2027	497	500
2022 Senior notes	5.125 %	Feb 15, 2032	492	492
2021 Senior notes	3.875 %	May 15, 2029	989	987
Foxtel Group [b]				
2019 Credit facility [c]	6.65 %	May 31, 2024	320	68
2019 Term loan facility	6.25 %	Nov 22, 2024	167	171
2017 Working capital facility [c]	6.65 %	May 31, 2024	—	—
Telstra facility	11.46 %	Dec 22, 2027	100	90
2012 US private placement—USD portion—tranche 2 [d]	— %	Jul 25, 2022	—	198
2012 US private placement—USD portion—tranche 3 [d]	4.42 %	Jul 25, 2024	149	147
2012 US private placement—AUD portion	— %	Jul 25, 2022	—	68
REA Group [b]				
2022 Credit facility - tranche 1 [e]	5.35 %	Sep 16, 2024	211	273
2022 Credit facility - tranche 2 [e]	5.50 %	Sep 16, 2025	—	8
Finance lease liability			42	67
Total borrowings			2,967	3,069
Less: current portion [f]			(27)	(293)
Long-term borrowings			2,940	2,776

(a)   The Company entered into an interest rate swap derivative to fix the floating rate interest component of its Term A Loans at 2.083%. For the three months ended June 30, 2023 the Company was paying interest at an effective interest rate of 3.708%. See Note 11—Financial Instruments and Fair Value Measurements.

(b)   These borrowings were incurred by certain subsidiaries of NXE Australia Pty Limited (the "Foxtel Group" and together with such subsidiaries, the "Foxtel Debt Group") and REA Group and certain of its subsidiaries (REA Group and certain of its subsidiaries, the "REA Debt Group"), consolidated but non wholly-owned subsidiaries of News Corp, and are only guaranteed by the Foxtel Group and REA Group and their respective subsidiaries, as applicable, and are non-recourse to News Corp.

(c)   As of June 30, 2023, the Foxtel Debt Group had total undrawn commitments of A$161 million available under these facilities.

(d)   The carrying values of the borrowings include any fair value adjustments related to the Company's fair value hedges. See Note 11—Financial Instruments and Fair Value Measurements.

(e)   As of June 30, 2023, REA Group had total undrawn commitments of A$281 million available under this facility.

(f)   The Company classifies the current portion of long term debt as non-current liabilities on the Balance Sheets when it has the intent and ability to refinance the obligation on a long-term basis, in accordance with ASC 470-50 "Debt." $27 million relates to the current portion of finance lease liabilities as of June 30, 2023 and 2022.

News Corporation Borrowings

As of June 30, 2023, the Company had (i) borrowings of $1,978 million, consisting of its outstanding 2021 Senior Notes, 2022 Senior Notes (collectively, the "Senior Notes") and Term A Loans and (ii) $750 million of undrawn commitments available under the Revolving Facility.

Senior Notes

The Senior Notes are the senior unsecured obligations of the Company and rank equally in right of payment with the Company's other senior debt, including borrowings under its Term A and Revolving Facilities (as defined below). In the event of specified change in control events, the Company must offer to purchase the outstanding Senior Notes from the holders at a purchase price equal to 101% of the principal amount, plus any accrued and unpaid interest. There are no financial maintenance covenants with respect to the Senior Notes. The indentures governing the applicable Senior Notes contain other covenants that, among other things and subject to certain exceptions, (i) limit the Company's ability and the ability of its subsidiaries to incur any liens securing indebtedness for borrowed money and (ii) limit the Company's ability to consolidate or merge with or into another person or sell or otherwise dispose of all or substantially all of the assets of the Company and its subsidiaries (taken as a whole).

Term Loan A and Revolving Credit Facilities

The Company is party to a credit agreement (the "2022 Credit Agreement") that provides for a $500 million unsecured term loan A credit facility (the "Term A Facility" and the loans under the Term A Facility, the "Term A Loans") and a $750 million unsecured revolving credit facility with a sublimit of $100 million available for issuances of letters of credit (the "Revolving Facility" and, together with the Term A Facility, the "Facilities"). Under the 2022 Credit Agreement, the Company may request increases with respect to either Facility in an aggregate principal amount not to exceed $250 million.

The Term A Loans amortize in equal quarterly installments in an aggregate annual amount equal to —%, 2.5%, 2.5%, 5.0% and 5.0%, respectively, of the original principal amount of the Term A Facility for each 12-month period commencing on June 30, 2022. Loans under the Revolving Facility do not amortize. The Facilities have a maturity date of March 31, 2027, and under certain circumstances as set forth in the 2022 Credit Agreement, the Company may request that the maturity date of the Term A Facility be extended by at least one year and/or that the maturity date of the revolving credit commitments under the Revolving Facility be extended for up to two additional one-year periods.

Interest on borrowings is based on either (a) an Alternative Currency Term Rate formula, (b) a Term SOFR formula, (c) an Alternative Currency Daily Rate formula ((a) through (c) each, a "Relevant Rate") or (d) the Base Rate formula, each as set forth in the 2022 Credit Agreement. The applicable margin for borrowings under the Facilities and the commitment fee for undrawn balances under the Revolving Facility vary based on the Company's adjusted operating income net leverage ratio. At June 30, 2023, the Company was paying commitment fees of 0.225% and an applicable margin of 0.5% for a Base Rate borrowing and 1.5% for a Relevant Rate borrowing.

The 2022 Credit Agreement contains certain customary affirmative and negative covenants and events of default with customary exceptions, including limitations on the ability of the Company and the Company's subsidiaries to engage in transactions with affiliates, incur liens, merge into or consolidate with any other entity, incur subsidiary debt or dispose of all or substantially all of its assets or all or substantially all of the stock of all subsidiaries taken as a whole. In addition, the 2022 Credit Agreement requires the Company to maintain an adjusted operating income net leverage ratio of not more than 3.0 to 1.0, subject to certain adjustments following a material acquisition, and a net interest coverage ratio of not less than 3.0 to 1.0.

Foxtel Group Borrowings

As of June 30, 2023, the Foxtel Group has borrowings under the following facilities, as well as outstanding U.S. private placement senior unsecured notes:

- An A$610 million 2019 revolving credit facility and A$40 million 2017 working capital facility. Borrowings under these facilities bear interest at a floating rate of the Australian BBSY plus an applicable margin of between 2.00% and 3.25% per annum, depending on the Foxtel Debt Group's net leverage ratio. The Foxtel Debt Group had total undrawn commitments of A$161 million available under these facilities and pays a commitment fee of 45% of the applicable margin for any undrawn amounts.

- A fully drawn A$250 million term loan facility. Borrowings under this facility bear interest at a fixed rate of 6.25% per annum.

- An A$170 million subordinated shareholder loan facility with Telstra Corporation Limited (the "Telstra Facility"), which owns a 35% interest in the Foxtel Group. Borrowings under the Telstra Facility can be used to finance cable transmission costs due to Telstra under a services arrangement between the Foxtel Group and Telstra and bear interest at a variable rate of the Australian BBSY plus a margin of 7.75%. The terms of the Telstra Facility allow for the capitalization of accrued interest to the principal outstanding. The Company excludes borrowings under this facility from the Statements of Cash Flows as they are non-cash.

In July 2022, the Foxtel Group repaid its U.S. private placement senior unsecured notes that matured in July 2022 using capacity under the 2019 Credit Facility.

The agreements governing the Foxtel Debt Group's external borrowings (revolving credit facilities, the term loan facility and the U.S. private placement senior unsecured notes) contain customary affirmative and negative covenants and events of default, with customary exceptions, including specified financial and non-financial covenants calculated in accordance with Australian International Financial Reporting Standards. Subject to certain exceptions, these covenants restrict or prohibit members of the Foxtel Debt Group from, among other things, undertaking certain transactions, disposing of certain properties or assets (including subsidiary stock), merging or consolidating with any other person, making financial accommodation available, giving guarantees, entering into certain other financing arrangements, creating or permitting certain liens, engaging in transactions with affiliates, making repayments of certain other loans and undergoing fundamental business changes. In addition, the agreements require the Foxtel Debt Group to maintain a ratio of net debt to Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA"), as adjusted under the applicable agreements, of not more than 3.25 to 1.0. The agreements also require the Foxtel Debt Group to maintain a net interest coverage ratio of not less than 3.5 to 1.0. There are no assets pledged as collateral for any of the borrowings.

Foxtel Group Debt Refinancing

On August 14, 2023, the Foxtel Group entered into an agreement (the "2023 Foxtel Credit Agreement") for a new A$1.2 billion syndicated credit facility (the "2023 Credit Facility"), which will be used to refinance its A$610 million 2019 revolving credit facility, A$250 million term loan facility and tranche 3 of its 2012 U.S. private placement. The 2023 Credit Facility consists of three sub-facilities: (i) an A$817.5 million three year revolving credit facility (the "2023 Credit Facility — tranche 1"), (ii) a US$48.7 million four year term loan facility (the "2023 Credit Facility — tranche 2") and (iii) an A$311.0 million four year term loan facility (the "2023 Credit Facility — tranche 3"). In addition, the Foxtel Group amended its 2017 working capital facility to extend the maturity to August 2026 and modify the pricing.

Depending on the Foxtel Group's net leverage ratio (i) borrowings under the 2023 Credit Facility — tranche 1 and 2017 working capital facility bear interest at a rate of the Australian BBSY plus a margin of between 2.35% and 3.60%; (ii) borrowings under the 2023 Credit Facility — tranche 2 bear interest at a rate based on a Term SOFR formula, as set forth in the 2023 Foxtel Credit Agreement, plus a margin of between 2.50% and 3.75%; and (iii) borrowings under the 2023 Credit Facility — tranche 3 bear interest at a rate of the Australian BBSY plus a margin of between 2.50% and 3.75%. All tranches carry a commitment fee of 45% of the applicable margin on any undrawn balance during the relevant availability period. Tranches 2 and 3 of the 2023 Credit Facility amortize on a proportionate basis in an aggregate annual amount equal to A$35 million in each of the first two years following closing and A$40 million in each of the two years thereafter.

The 2023 Credit Agreement contains customary affirmative and negative covenants and events of default, with customary exceptions, that are generally consistent with those governing the Foxtel Debt Group's external borrowings as of June 30, 2023, including financial covenants requiring maintenance of the same net debt to EBITDA and net interest coverage ratios.

REA Group Facilities

As of June 30, 2023, REA Group had (i) borrowings of approximately $211 million, consisting of amounts outstanding under its 2022 Credit Facility and (ii) A$281 million of undrawn commitments available under its 2022 Credit Facility.

REA Group may request increases in the amount of the 2022 Credit Facility up to a maximum amount of A$500 million, subject to the terms and limitations set forth in the syndicated facility agreement. Borrowings under the 2022 Credit facility — tranche 1

accrue interest at a rate of the Australian BBSY plus a margin of between 1.00% and 2.10%, depending on REA Group's net leverage ratio. Borrowings under the 2022 Credit facility — tranche 2 accrue interest at a rate of the Australian BBSY plus a margin of between 1.15% and 2.25%, depending on REA Group's net leverage ratio. Both tranches carry a commitment fee of 40% of the applicable margin on any undrawn balance.

The 2022 Credit Facility requires REA Group to maintain (i) a net leverage ratio of not more than 3.5 to 1.0 and (ii) an interest coverage ratio of not less than 3.0 to 1.0. The syndicated facility agreement also contains certain other customary affirmative and negative covenants and events of default. Subject to certain exceptions, these covenants restrict or prohibit REA Group and its subsidiaries from, among other things, incurring or guaranteeing debt, disposing of certain properties or assets, merging or consolidating with any other person, making financial accommodation available, entering into certain other financing arrangements, creating or permitting certain liens, engaging in non arms' length transactions with affiliates, undergoing fundamental business changes and making restricted payments.

Covenants

The Company's borrowings and those of its consolidated subsidiaries contain customary representations, covenants and events of default, including those discussed above. If any of the events of default occur and are not cured within applicable grace periods or waived, any unpaid amounts under the applicable debt agreements may be declared immediately due and payable. The Company was in compliance with all such covenants at June 30, 2023.

Future maturities

The following table summarizes the Company's debt maturities, excluding debt issuance costs and finance lease liabilities, as of June 30, 2023:

	As of June 30, 2023
	(in millions)
Fiscal 2024	$ 333
Fiscal 2025	537
Fiscal 2026	25
Fiscal 2027	450
Fiscal 2028	100
Thereafter	1,500

NOTE 10. LEASES

Summary of leases

The Company's operating leases primarily consist of real estate, including office space, warehouse space and printing facilities, and satellite transponders. The Company's finance leases consist of certain satellite transponders. The Company's operating leases generally include options to extend the lease term or terminate the lease. Such options do not impact the Company's lease term assessment until the Company is reasonably certain that the option will be exercised.

Certain of the Company's leases include rent adjustments which may be indexed to various metrics, including the consumer price index or other inflationary indexes. As a general matter, the Company's real estate lease arrangements typically require adjustments resulting from changes in real estate taxes and other costs to operate the leased asset.

Other required lease disclosures

The total lease cost for operating and finance leases included in the Statements of Operations was as follows:

		For the fiscal years ended June 30,		
		2023	2022	2021
	Income Statement Location	(in millions)		
Operating lease costs	Selling, general and administrative	$ 121	$ 125	$ 135
Operating lease costs	Operating expenses	32	36	37
Finance lease costs	Depreciation and amortization	25	27	27
Finance lease costs	Interest expense, net	2	3	4
Short term lease costs	Operating expenses	16	12	15
Variable lease costs	Selling, general and administrative	24	24	28
Total lease costs		$ 220	$ 227	$ 246

Additional information related to the Company's operating and finance leases under ASU 2016-02:

	As of June 30, 2023		As of June 30, 2022	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term	13.7 years	1.8 years	11.0 years	2.8 years
Weighted-average incremental borrowing rate	5.11 %	3.64 %	3.56 %	3.64 %

	For the fiscal years ended June 30,		
	2023	2022	2021
	(in millions)		
Cash paid - Operating lease liabilities	$ 172	$ 182	$ 184
Cash paid - Finance lease liabilities - principal	24	27	30
Cash paid - Finance lease liabilities - interest	2	3	4
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	248	72	25

Future minimum lease payments as of June 30, 2023 are as follows:

	As of June 30, 2023	
	Operating Leases	Finance Leases
	(in millions)	
Fiscal 2024	$ 169	$ 28
Fiscal 2025	158	15
Fiscal 2026	141	—
Fiscal 2027	137	—
Fiscal 2028	100	—
Thereafter	1,084	—
Total future minimum lease payments	$ 1,789	$ 43
Less: interest	(549)	(1)
Present value of minimum payments	$ 1,240	$ 42

NOTE 11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

In accordance with ASC 820, fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes market participant assumptions into the following categories:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs other than quoted prices included in Level 1. The Company could value assets and liabilities included in this level using dealer and broker quotations, certain pricing models, bid prices, quoted prices for similar assets and liabilities in active markets or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. For the Company, this primarily includes the use of forecasted financial information and other valuation related assumptions such as discount rates and long term growth rates in the income approach as well as the market approach which utilizes certain market and transaction multiples.

Under ASC 820, certain assets and liabilities are required to be remeasured to fair value at the end of each reporting period. The following table summarizes those assets and liabilities measured at fair value on a recurring basis:

| | June 30, 2023 | | | | June 30, 2022 | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(in millions)							
Assets:								
Interest rate derivatives - cash flow hedges	$ —	$ 41	$ —	$ 41	$ —	$ 24	$ —	$ 24
Foreign currency derivatives - cash flow hedges	—	2	—	2	—	1	—	1
Cross-currency interest rate derivatives - fair value hedges	—	9	—	9	—	19	—	19
Cross-currency interest rate derivatives	—	37	—	37	—	79	—	79
Equity securities[a]	105	—	130	235	109	—	103	212
Total assets	$ 105	$ 89	$ 130	$ 324	$ 109	$ 123	$ 103	$ 335
Liabilities:								
Cross-currency interest rate derivatives - fair value hedges	—	(1)	—	(1)	—	—	—	—
Cross-currency interest rate derivatives	—	(2)	—	(2)	—	—	—	—
Total liabilities	$ —	$ (3)	$ —	$ (3)	$ —	$ —	$ —	$ —

_____

(a)   See Note 6—Investments.

Equity securities

The fair values of equity securities with quoted prices in active markets are determined based on the closing price at the end of each reporting period. These securities are classified as Level 1 in the fair value hierarchy outlined above. The fair values of equity securities without readily determinable fair market values are determined based on cost, less any impairment, plus or minus changes in fair value resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. These securities are classified as Level 3 in the fair value hierarchy outlined above.

A rollforward of the Company's equity securities classified as Level 3 is as follows:

	For the fiscal year ended June 30,	
	2023	2022
	(in millions)	
Balance—beginning of year	$ 103	$ 116
Additions[a]	31	28
Sales	(3)	—
Returns of capital	(6)	(45)
Measurement adjustments	1	23
Foreign exchange and other [b]	4	(19)
Balance—end of year	$ 130	$ 103

_____

(a)   Primarily relates to Dow Jones' investment in an artificial intelligence-focused data analytics company during the fiscal year ended June 30, 2023.

(b)   During the fiscal year ended June 30, 2022, the Company reclassified its investment in an equity security from Level 3 to Level 1 within the fair value hierarchy as the investment became publicly traded in the first quarter of fiscal 2022.

Derivative Instruments

The Company is directly and indirectly affected by risks associated with changes in certain market conditions. When deemed appropriate, the Company uses derivative instruments to mitigate the potential impact of these market risks. The primary market risks managed by the Company through the use of derivative instruments include:

- foreign currency exchange rate risk: arising primarily through Foxtel Debt Group borrowings denominated in U.S. dollars, payments for customer premise equipment and certain programming rights; and

- interest rate risk: arising from fixed and floating rate Foxtel Debt Group and News Corporation borrowings.

The Company formally designates qualifying derivatives as hedge relationships ("hedges") and applies hedge accounting when considered appropriate. The Company does not use derivative financial instruments for trading or speculative purposes.

Derivatives are classified as current or non-current in the Balance Sheets based on their maturity dates. Refer to the table below for further details:

	Balance Sheet Location	Fair value as of June 30,	
		2023	2022
		(in millions)	
Interest rate derivatives - cash flow hedges	Other current assets	$ 21	$ 4
Foreign currency derivatives - cash flow hedges	Other current assets	2	1
Cross-currency interest rate derivatives - fair value hedges	Other current assets	—	11
Cross-currency interest rate derivatives	Other current assets	1	46
Interest rate derivatives - cash flow hedges	Other non-current assets	20	20
Cross-currency interest rate derivatives - fair value hedges	Other non-current assets	9	8
Cross-currency interest rate derivatives	Other non-current assets	36	33
Cross-currency interest rate derivatives - fair value hedges	Other current liabilities	(1)	—
Cross-currency interest rate derivatives	Other current liabilities	(2)	—

Cash flow hedges

The Company utilizes a combination of foreign currency derivatives and interest rate derivatives to mitigate currency exchange and interest rate risk in relation to future interest and principal payments and payments for customer premise equipment and certain programming rights.

The total notional value of foreign currency contract derivatives designated for hedging was $83 million as of June 30, 2023. The maximum hedged term over which the Company is hedging exposure to foreign currency fluctuations is one year. As of June 30, 2023, the Company estimates that approximately $1 million of net derivative gains related to its foreign currency contract derivative cash flow hedges included in Accumulated other comprehensive loss will be reclassified into the Statements of Operations within the next 12 months.

The total notional value of interest rate swap derivatives designated for hedging was approximately A$250 million and $497 million as of June 30, 2023 for Foxtel Debt Group and News Corporation borrowings, respectively. The maximum hedged term over which the Company is hedging exposure to variability in interest payments is to March 2027. As of June 30, 2023, the Company estimates that approximately $22 million of net derivative gains related to its interest rate swap derivative cash flow hedges included in Accumulated other comprehensive loss will be reclassified into the Statements of Operations within the next 12 months.

Cash flow derivatives

The Company utilizes cross-currency interest rate derivatives to mitigate currency exchange and interest rate risk in relation to future interest and principal payments. The Company determined that these cash flow hedges no longer qualified as highly effective as of December 31, 2020 primarily due to changes in foreign exchange and interest rates. Amounts recognized in Accumulated other comprehensive loss during the periods the hedges were considered highly effective will continue to be reclassified out of Accumulated other comprehensive loss over the remaining term of the derivatives. Changes in the fair values of these derivatives will be recognized within Other, net in the Statements of Operations on a prospective basis.

The total notional value of cross-currency interest rate swaps for which the Company discontinued hedge accounting was approximately $120 million as of June 30, 2023. The maximum hedged term over which the Company is hedging exposure to variability in interest and principal payments is to July 2024. As of June 30, 2023, the Company estimates that approximately $1 million of net derivative gains related to its cross-currency interest rate swap derivatives included in Accumulated other comprehensive loss will be reclassified into the Statements of Operations within the next 12 months.

The following tables present the impact that changes in the fair values had on Accumulated other comprehensive loss and the Statements of Operations during the fiscal years ended June 30, 2023, 2022 and 2021 for both derivatives designated as cash flow hedges that continue to be highly effective and derivatives initially designated as cash flow hedges but for which hedge accounting was discontinued as of December 31, 2020:

	Gain (loss) recognized in Accumulated Other Comprehensive Loss for the fiscal year ended June 30,			Income statement location
	2023	2022	2021	
	(in millions)			
Foreign currency derivatives—cash flow hedges	$ —	$ 2	$ 3	Operating expenses
Cross-currency interest rate derivatives	—	—	(15)	Interest expense, net
Interest rate derivatives—cash flow hedges	29	30	—	Interest expense, net
Total	$ 29	$ 32	$ (12)	

	(Gain) loss reclassified from Accumulated Other Comprehensive Loss for the fiscal year ended June 30,			Income statement location
	2023	2022	2021	
	(in millions)			
Foreign currency derivatives—cash flow hedges	$ —	$ —	$ (1)	Operating expenses
Cross-currency interest rate derivatives	(1)	(4)	11	Interest expense, net
Interest rate derivatives—cash flow hedges	(12)	(2)	5	Interest expense, net
Total	$ (13)	$ (6)	$ 15	

The amounts recognized in Other, net in the Statements of Operations resulting from the changes in fair value of cross-currency interest rate derivatives that were discontinued as cash flow hedges due to hedge ineffectiveness as of December 31, 2020 were

gains of approximately $4 million, $25 million and $11 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Fair value hedges

Borrowings in Australia issued at fixed rates and in U.S. dollars expose the Company to fair value interest rate risk and currency exchange rate risk. The Company manages fair value interest rate risk and currency exchange rate risk through the use of cross-currency interest rate swaps under which the Company exchanges fixed interest payments equivalent to the interest payments on the U.S. dollar denominated debt for floating rate Australian dollar denominated interest payments. The changes in fair value of derivatives designated as fair value hedges and the offsetting changes in fair value of the hedged items are recognized in Other, net. During the fiscal year ended June 30, 2023, such adjustments increased the carrying value of borrowings by nil.

The total notional value of the fair value hedges was approximately $30 million as of June 30, 2023. The maximum hedged term over which the Company is hedging exposure to variability in interest payments is to July 2024.

During fiscal 2023, 2022 and 2021, the amount recognized in the Statements of Operations on derivative instruments designated as fair value hedges related to the ineffective portion was nil and the Company excluded the currency basis from the changes in fair value of the derivative instruments from the assessment of hedge effectiveness.

The following sets forth the effect of fair value hedging relationships on hedged items in the Balance Sheets as of June 30, 2023 and 2022:

	As of June 30,	
	2023	2022
Borrowings:	(in millions)	
Carrying amount of hedged item	$ 28	$ 68
Cumulative hedging adjustments included in the carrying amount	—	2

Nonrecurring Fair Value Measurements

In addition to assets and liabilities that are remeasured at fair value on a recurring basis, the Company has certain assets, primarily goodwill, intangible assets, equity method investments and property, plant and equipment, that are not required to be remeasured to fair value at the end of each reporting period. On an ongoing basis, the Company monitors whether events occur or circumstances change that would more likely than not reduce the fair values of these assets below their carrying amounts. If the Company determines that these assets are impaired, the Company would write down these assets to fair value. These nonrecurring fair value measurements are considered to be Level 3 in the fair value hierarchy.

Other Fair Value Measurements

As of June 30, 2023, the carrying value of the Company's outstanding borrowings approximates the fair value. The 2022 Senior Notes, 2021 Senior Notes and U.S. private placement borrowings are classified as Level 2 and the remaining borrowings are classified as Level 3 in the fair value hierarchy.

NOTE 12. STOCKHOLDERS' EQUITY

Authorized Capital Stock

The Company's authorized capital stock consists of 1,500,000,000 shares of Class A Common Stock, par value $0.01 per share, 750,000,000 shares of Class B Common Stock, par value $0.01 per share, 25,000,000 shares of Series Common Stock, par value $0.01 per share, and 25,000,000 shares of Preferred Stock, par value $0.01 per share.

Common Stock and Preferred Stock

Shares Outstanding—As of June 30, 2023, the Company had approximately 380 million shares of Class A Common Stock outstanding at a par value of $0.01 per share and approximately 192 million shares of Class B Common Stock outstanding at a par

value of $0.01 per share. As of June 30, 2023, the Company had no shares of Series Common Stock or Preferred Stock outstanding.

Dividends—The following table summarizes the dividends declared and paid per share on both the Company's Class A Common Stock and Class B Common Stock:

| | For the fiscal years ended June 30, | | |
	2023	2022	2021
Cash dividends paid per share	$ 0.20	$ 0.20	$ 0.20

The timing, declaration, amount and payment of future dividends to stockholders, if any, is within the discretion of the Company's Board of Directors (the "Board of Directors"). The Board of Directors' decisions regarding the payment of future dividends will depend on many factors, including the Company's financial condition, earnings, capital requirements and debt facility covenants, other contractual restrictions, as well as legal requirements, regulatory constraints, industry practice, market volatility and other factors that the Board of Directors deems relevant.

Voting Rights—Holders of the Company's Class A Common Stock are entitled to vote only in the limited circumstances set forth in the Company's Restated Certificate of Incorporation (the "Charter"). Holders of the Company's Class B Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Liquidation Rights—In the event of a liquidation or dissolution of the Company, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock holders and Class B Common Stock holders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall generally be entitled to receive substantially identical per share consideration.

Under the Company's Charter, the Board of Directors is authorized to issue shares of preferred stock or series common stock at any time, without stockholder approval, in one or more series and to fix the number of shares, designations, voting powers, if any, preferences and relative, participating, optional and other rights of such series, as well as any applicable qualifications, limitations or restrictions, to the full extent permitted by Delaware law, subject to the limitations set forth in the Charter, including stockholder approval requirements with respect to the issuance of preferred stock or series common stock entitling holders thereof to more than one vote per share.

Stock Repurchases

The Board of Directors has authorized a stock repurchase program to purchase up to $1 billion in the aggregate of the Company's outstanding Class A Common Stock and Class B Common Stock (the "Repurchase Program"). The manner, timing, number and share price of any repurchases will be determined by the Company at its discretion and will depend upon such factors as the market price of the stock, general market conditions, applicable securities laws, alternative investment opportunities and other factors. The Repurchase Program has no time limit and may be modified, suspended or discontinued at any time. As of June 30, 2023, the remaining authorized amount under the Repurchase Program was approximately $577 million.

Stock repurchases under the Repurchase Program commenced on November 9, 2021. During the fiscal year ended June 30, 2023, the Company repurchased and subsequently retired 9.5 million shares of Class A Common Stock for approximately $159 million and 4.7 million shares of Class B Common Stock for approximately $81 million. During the fiscal year ended June 30, 2022, the Company repurchased and subsequently retired 5.8 million shares of Class A Common Stock for approximately $122 million and 2.9 million shares of Class B Common Stock for approximately $61 million. The Company did not purchase any of its Class A Common Stock or Class B Common Stock during the fiscal year ended June 30, 2021.

Stockholders Agreement

In September 2021, the Company entered into a stockholders agreement (the "Stockholders Agreement") with the Murdoch Family Trust (the "MFT") pursuant to which the MFT and the Company have agreed not to take actions that (i) would result in the MFT and Murdoch family members, including K. Rupert Murdoch, the Company's Executive Chair, and Lachlan K. Murdoch, the Company's Co-Chair, together owning more than 44% of the outstanding voting power of the shares of the

Company's Class B Common Stock ("Class B Shares"), or (ii) would increase the MFT's voting power by more than 1.75% in any rolling twelve-month period. The MFT would forfeit votes in connection with any Company stockholders meeting to the extent necessary to ensure that the MFT and the Murdoch family collectively do not exceed 44% of the outstanding voting power of the Class B Shares at such meeting, except where a Murdoch family member votes their own shares differently from the MFT on any matter. The Stockholders Agreement will terminate upon the MFT's distribution of all or substantially all of its Class B Shares.

NOTE 13. EQUITY-BASED COMPENSATION

Employees, Directors and other service providers of the Company ("participants") are eligible to participate in the News Corporation 2013 Long-Term Incentive Plan (as amended and restated, the "2013 LTIP"), which provides for equity-based compensation including performance stock units ("PSUs"), restricted stock units ("RSUs") and other types of awards. The Company has the ability to award up to 50 million shares of Class A Common Stock under the terms of the 2013 LTIP. All shares of Class A Common Stock reserved for cancelled or forfeited equity-based compensation awards under the 2013 LTIP become available for future grants.

The following table summarizes the Company's equity-based compensation expense reported in the Statements of Operations:

| | For the fiscal years ended June 30, | | |
	2023	2022	2021
	(in millions)		
Total equity compensation expense	$ 92	$ 59	$ 128

As of June 30, 2023, the total compensation cost not yet recognized for all unvested awards held by participants was approximately $66 million and is expected to be recognized over a weighted average period of between one and two years. The total intrinsic value of all outstanding awards was approximately $188 million as of June 30, 2023.

The tax benefit recognized on PSUs and RSUs for participants that vested during the applicable fiscal year was $11 million, $25 million and $18 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Summary of Incentive Plans

The fair value of equity-based compensation granted under the 2013 LTIP is calculated according to the type of award issued. Cash-settled awards are marked-to-market at the end of each reporting period.

Performance Stock Units

PSUs are grants that entitle the holder to shares of the Company's Class A Common Stock or the cash equivalent value of such shares based on the achievement of pre-established performance metrics over the applicable performance period. The fair value of PSUs is determined on the date of grant and expensed using a straight-line method over the applicable vesting period. The expense is adjusted to reflect the number of shares expected to vest based on management's determination of the probable achievement of the pre-established performance metrics. The Company records a cumulative adjustment in periods in which its estimate of the number of shares expected to vest changes. Additionally, the Company ultimately adjusts the expense recognized to reflect the actual vested shares following the final determination of the achievement of the performance conditions. Any person who holds PSUs shall have no ownership interest in the shares or cash to which such PSUs relate unless and until the shares or cash are delivered to the holder. Each PSU is entitled to receive dividend equivalents for each regular cash dividend on the Class A Common Stock paid by the Company during the award period, subject to the same terms and conditions as apply to the underlying award.

During fiscal 2023, 2022 and 2021, certain participants in the 2013 LTIP received grants of PSUs which have a three-year performance measurement period. The number of shares that will be issued upon vesting of these PSUs can range from 0% to 200% of the target award, subject to three-year performance conditions based on a combination of cumulative business-unit-specific revenue, EBITDA (as defined in Note 9—Borrowings) and free cash flow, or the Company's cumulative earnings per share, cumulative free cash flow and three-year total stockholder return relative to the individual companies that comprise the Standard and Poor's 1500 Media Index.

During fiscal 2023, 2022 and 2021, the Company granted approximately 1.4 million, 1.0 million and 1.6 million PSUs, respectively, at target to participants, of which approximately 0.8 million, 0.6 million and 0.8 million PSUs, respectively, will be settled in Class A Common Stock, with the remaining PSUs, which are granted to executive Directors and to employees in certain foreign locations, being settled in cash, assuming performance conditions are met.

During fiscal 2023, 2022 and 2021, approximately 2.8 million, 3.0 million and 3.6 million PSUs respectively, vested, of which approximately 1.3 million, 1.0 million and 1.2 million PSUs, respectively, were settled in cash for approximately $25 million, $24 million and $18 million, respectively, before statutory tax withholdings. The remaining PSUs that vested during fiscal 2023, 2022 and 2021 were settled in Class A Common Stock having a fair value of approximately $27 million, $42 million and $36 million, respectively, before statutory tax withholdings.

Restricted Stock Units

RSUs are grants that entitle the holder to shares of the Company's Class A Common Stock or the cash equivalent value of such shares. The fair value of RSUs is based upon the fair market value of the shares underlying the awards on the grant date and expensed using a straight-line method over the applicable vesting period. Any person who holds RSUs shall have no ownership interest in the shares or cash to which such RSUs relate unless and until the shares or cash are delivered to the holder. Each RSU is entitled to receive dividend equivalents for each regular cash dividend on the Class A Common Stock paid by the Company during the award period, subject to the same terms and conditions as apply to the underlying award.

During fiscal 2023, 2022 and 2021, certain participants in the 2013 LTIP received grants of time-vested RSUs. Vesting of the awards is subject to the participants' continued service with the Company through the applicable vesting date. During the fiscal years ended June 30, 2023, 2022 and 2021, 4.2 million, 3.0 million and 3.4 million RSUs, respectively, were granted to participants, of which approximately 0.8 million, 0.6 million and 1.0 million RSUs, respectively, which are granted to employees in certain foreign locations, will be settled in cash, with the remaining RSUs outstanding being settled in Class A Common Stock. These RSUs have graded vesting primarily over three years.

During fiscal 2023, 2022 and 2021, approximately 2.7 million, 2.1 million and 1.6 million RSUs, respectively, vested, of which approximately 0.7 million, 0.5 million and 0.3 million RSUs, respectively, were settled in cash for approximately $13 million, $13 million and $4 million, respectively, before statutory tax withholdings. The remaining RSUs that vested during fiscal 2023, 2022 and 2021 were settled in Class A Common Stock having a fair value of approximately $39 million, $41 million and $21 million, respectively, before statutory tax withholdings.

The following table summarizes the activity related to the target PSUs and RSUs granted to participants that will be settled in shares of the Company (PSUs and RSUs in thousands):

	Fiscal 2023		Fiscal 2022		Fiscal 2021	
	Number of shares	Weighted average grant-date fair value	Number of shares	Weighted average grant-date fair value	Number of shares	Weighted average grant-date fair value
PSUs and RSUs						
Unvested units at beginning of the year	6,297	$ 18.65	7,022	$ 14.61	7,717	$ 13.39
Granted[a]	4,665	18.13	3,475	21.96	3,546	15.59
Vested	(3,487)	16.32	(3,526)	13.56	(3,676)	13.30
Cancelled[b]	(711)	19.59	(674)	19.12	(565)	15.05
Unvested units at the end of the year	6,764	$ 19.40	6,297	$ 18.65	7,022	$ 14.61

(a)   For fiscal 2023, includes 0.8 million target PSUs and 3.4 million RSUs granted and a payout adjustment of 0.5 million PSUs due to the actual performance level achieved for PSUs granted in fiscal 2020 that vested during fiscal 2023.

For fiscal 2022, includes 0.6 million target PSUs and 2.4 million RSUs granted and a payout adjustment of 0.5 million PSUs due to the actual performance level achieved for PSUs granted in fiscal 2019 that vested during fiscal 2022.

For fiscal 2021, includes 0.8 million target PSUs and 2.4 million RSUs granted and a payout adjustment of 0.3 million PSUs due to the actual performance level achieved for PSUs granted in fiscal 2018 that vested during fiscal 2021.

(b)   For fiscal 2023, includes 0.1 million of target PSUs and 0.6 million RSUs cancelled.

For fiscal 2022, includes 0.2 million of target PSUs and 0.5 million RSUs cancelled.

For fiscal 2021, includes 0.3 million of target PSUs and 0.3 million RSUs cancelled.

NOTE 14. EARNINGS (LOSS) PER SHARE

The following tables set forth the computation of basic and diluted earnings (loss) per share under ASC 260, "Earnings per Share":

	For the fiscal years ended June 30,					
	2023		**2022**		**2021**	
	(in millions, except per share amounts)					
Net income	$	187	$	760	$	389
Less: Net income attributable to noncontrolling interests		(38)		(137)		(59)
Net income attributable to News Corporation stockholders	$	149	$	623	$	330
Weighted-average number of shares of common stock outstanding—basic		576.4		589.5		590.4
Dilutive effect of equity awards		2.4		3.0		3.0
Weighted-average number of shares of common stock outstanding—diluted		578.8		592.5		593.4
Net income attributable to News Corporation stockholders per share - basic	$	0.26	$	1.06	$	0.56
Net income attributable to News Corporation stockholders per share - diluted	$	0.26	$	1.05	$	0.56

NOTE 15. RELATED PARTY TRANSACTIONS

Related Party Transactions

In the ordinary course of business, the Company enters into transactions with related parties to purchase and/or sell advertising and administrative services. The Company has also previously entered into transactions with related parties to sell certain broadcast rights.

The following table sets forth the net revenue from related parties included in the Statements of Operations:

	For the fiscal years ended June 30,					
	2023		**2022**		**2021**	
	(in millions)					
Related party revenue (expense), net	$	(11)	$	(10)	$	(35)

The following table sets forth the amount of receivables due from and payables due to related parties outstanding on the Balance Sheets:

	As of June 30,			
	2023		**2022**	
	(in millions)			
Accounts receivable from related parties	$	8	$	14
Accounts payable to related parties		7		10

NOTE 16. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the current and future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2023:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	As of June 30, 2023				
	Payments Due by Period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
	(in millions)				
Purchase obligations[a]	$ 1,584	$ 562	$ 620	$ 355	$ 47
Sports programming rights[b]	3,732	501	1,073	950	1,208
Programming costs[c]	1,444	430	528	359	127
Operating leases[d]					
Transmission costs[e]	132	24	32	30	46
Land and buildings	1,606	136	257	199	1,014
Plant and machinery	8	4	4	—	—
Finance leases					
Transmission costs[e]	43	28	15	—	—
Borrowings[f]	2,945	333	562	550	1,500
Interest payments on borrowings[g]	613	120	189	163	141
Total commitments and contractual obligations	$ 12,107	$ 2,138	$ 3,280	$ 2,606	$ 4,083

(a)　The Company has commitments under purchase obligations related to minimum subscriber guarantees for license fees, printing contracts, capital projects, marketing agreements, production services and other legally binding commitments.

(b)　The Company has sports programming rights commitments with the National Rugby League, Australian Football League and Cricket Australia, as well as certain other broadcast rights which are payable through fiscal 2032.

(c)　The Company has programming rights commitments with various suppliers for programming content.

(d)　The Company leases office facilities, warehouse facilities, printing plants, satellite services and equipment. These leases, which are classified as operating leases, are expected to be paid at certain dates through fiscal 2048. Amounts reflected represent only the Company's lease obligations for which it has firm commitments.

(e)　The Company has contractual commitments for satellite transmission services. The Company's satellite transponder services arrangements extend through fiscal 2032 and are accounted for as operating or finance leases, based on the underlying terms of those arrangements.

(f)　See Note 9—Borrowings.

(g)　Reflects the Company's expected future interest payments based on borrowings outstanding and interest rates applicable at June 30, 2023. Such rates are subject to change in future periods. See Note 9—Borrowings.

Contingencies

The Company routinely is involved in various legal proceedings, claims and governmental inspections or investigations, including those discussed below. The outcome of these matters and claims is subject to significant uncertainty, and the Company often cannot predict what the eventual outcome of pending matters will be or the timing of the ultimate resolution of these matters. Fees, expenses, fines, penalties, judgments or settlement costs which might be incurred by the Company in connection with the various proceedings could adversely affect its results of operations and financial condition.

The Company establishes an accrued liability for legal claims when it determines that a loss is both probable and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted from time to time, as appropriate, in light of additional information. The amount of any loss ultimately incurred in relation to matters for which an accrual has been established may be higher or lower than the amounts accrued for such matters. Legal fees associated with litigation and similar proceedings are expensed as incurred. Except as otherwise provided below, for the contingencies disclosed for which there is at least a reasonable possibility that a loss may be incurred, the Company was unable to estimate the amount of loss or range of loss. The Company recognizes gain contingencies when the gain becomes realized or realizable.

News America Marketing

In May 2020, the Company sold its News America Marketing business. In the transaction, the Company retained certain liabilities, including those arising from the legal proceedings with Insignia Systems, Inc. ("Insignia") and Valassis Communications, Inc. ("Valassis") described below.

Insignia Systems, Inc.

In July 2019, Insignia filed a complaint in the U.S. District Court for the District of Minnesota against News America Marketing FSI L.L.C. ("NAM FSI"), News America Marketing In-Store Services L.L.C. ("NAM In-Store") and News Corporation (together, the "NAM Parties") alleging violations of federal and state antitrust laws and common law business torts. The complaint sought treble damages, injunctive relief and attorneys' fees and costs. In July 2022, the parties agreed to settle the litigation and Insignia's claims were dismissed with prejudice.

Valassis Communications, Inc.

In November 2013, Valassis filed a complaint in the U.S. District Court for the Eastern District of Michigan against the NAM Parties and News America Incorporated, which was subsequently transferred to the U.S. District Court for the Southern District of New York (the "N.Y. District Court"). The complaint alleged violations of federal and state antitrust laws and common law business torts and sought treble damages, injunctive relief and attorneys' fees and costs. The trial began on June 29, 2021, and in July 2021, the parties agreed to settle the litigation and Valassis's claims were dismissed with prejudice.

HarperCollins

Beginning in February 2021, a number of purported class action complaints have been filed in the N.Y. District Court against Amazon.com, Inc. ("Amazon") and certain publishers, including the Company's subsidiary, HarperCollins Publishers, L.L.C. ("HarperCollins" and together with the other publishers, the "Publishers"), alleging violations of antitrust and competition laws. The complaints seek treble damages, injunctive relief and attorneys' fees and costs. In September 2022, the N.Y. District Court granted Amazon and the Publishers' motions to dismiss the complaints but gave the plaintiffs leave to amend. The plaintiffs filed amended complaints in both cases in November 2022, and in January 2023, Amazon and the Publishers filed motions to dismiss the amended complaints. While it is not possible at this time to predict with any degree of certainty the ultimate outcome of these actions, HarperCollins believes it has been compliant with applicable laws and intends to defend itself vigorously.

U.K. Newspaper Matters

Civil claims have been brought against the Company with respect to, among other things, voicemail interception and inappropriate payments to public officials at the Company's former publication, *The News of the World*, and at *The Sun*, and related matters (the "U.K. Newspaper Matters"). The Company has admitted liability in many civil cases and has settled a number of cases. The Company also settled a number of claims through a private compensation scheme which was closed to new claims after April 8, 2013.

In connection with the Separation, the Company and 21st Century Fox agreed in the Separation and Distribution Agreement that 21st Century Fox would indemnify the Company for payments made after June 28, 2013 arising out of civil claims and investigations relating to the U.K. Newspaper Matters as well as legal and professional fees and expenses paid in connection with the previously concluded criminal matters, other than fees, expenses and costs relating to employees (i) who are not directors, officers or certain designated employees or (ii) with respect to civil matters, who are not co-defendants with the Company or 21st Century Fox. 21st Century Fox's indemnification obligations with respect to these matters are settled on an after-tax basis. In March 2019, as part of the separation of FOX Corporation ("FOX") from 21st Century Fox, the Company, News Corp Holdings UK & Ireland, 21st Century Fox and FOX entered into a Partial Assignment and Assumption Agreement, pursuant to which, among other things, 21st Century Fox assigned, conveyed and transferred to FOX all of its indemnification obligations with respect to the U.K. Newspaper Matters.

The net expense related to the U.K. Newspaper Matters in Selling, general and administrative was $16 million, $11 million and $10 million for the fiscal years ended June 30, 2023, June 30, 2022 and June 30, 2021, respectively. As of June 30, 2023, the Company has provided for its best estimate of the liability for the claims that have been filed and costs incurred, including liabilities associated with employment taxes, and has accrued approximately $110 million. The amount to be indemnified by FOX

of approximately $115 million was recorded as a receivable in Other current assets on the Balance Sheet as of June 30, 2023. It is not possible to estimate the liability or corresponding receivable for any additional claims that may be filed given the information that is currently available to the Company. If more claims are filed and additional information becomes available, the Company will update the liability provision and corresponding receivable for such matters.

The Company is not able to predict the ultimate outcome or cost of the civil claims. It is possible that these proceedings and any adverse resolution thereof could damage its reputation, impair its ability to conduct its business and adversely affect its results of operations and financial condition.

Other

The Company's tax returns are subject to on-going review and examination by various tax authorities. Tax authorities may not agree with the treatment of items reported in the Company's tax returns, and therefore the outcome of tax reviews and examinations can be unpredictable.

The Company believes it has appropriately accrued for the expected outcome of uncertain tax matters and believes such liabilities represent a reasonable provision for taxes ultimately expected to be paid; however, these liabilities may need to be adjusted as new information becomes known and as tax examinations continue to progress, or as settlements or litigations occur.

NOTE 17. RETIREMENT BENEFIT OBLIGATIONS

The Company's employees participate in various defined benefit pension and postretirement plans sponsored by the Company and its subsidiaries. Plans in the U.S., U.K., Australia, and other foreign plans are accounted for as defined benefit pension plans. Accordingly, the funded and unfunded position of each plan is recorded in the Balance Sheets. Actuarial gains and losses that have not yet been recognized through net income are recorded in Accumulated other comprehensive loss, net of taxes, until they are amortized as a component of net periodic benefit cost. The determination of benefit obligations and the recognition of expenses related to the plans are dependent on various assumptions. The major assumptions primarily relate to discount rates, expected long-term rates of return on plan assets and mortality rates. Management develops each assumption using relevant company experience in conjunction with market-related data for each individual country in which such plans exist. The funded status of the plans can change from year to year, but the assets of the funded plans have been sufficient to pay all benefits that came due in each of fiscal 2023, 2022 and 2021.

Summary of Funded Status

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The combined domestic and foreign pension and postretirement benefit plans resulted in a net pension and postretirement benefits liability of $13 million and $32 million at June 30, 2023 and 2022, respectively. The Company recognized these amounts in the Balance Sheets at June 30, 2023 and 2022 as follows:

| | Pension Benefits | | | | Postretirement benefits | | Total | |
| | Domestic | | Foreign | | | | | |
	2023	2022	2023	2022	2023	2022	2023	2022
	(in millions)							
Other non-current assets	$ —	$ —	$ 134	$ 133	$ —	$ —	$ 134	$ 133
Other current liabilities	—	—	(6)	(2)	(7)	(8)	(13)	(10)
Retirement benefit obligations	(37)	(40)	(45)	(55)	(52)	(60)	(134)	(155)
Net amount recognized	$ (37)	$ (40)	$ 83	$ 76	$ (59)	$ (68)	$ (13)	$ (32)

The following table sets forth the change in the projected benefit obligation, change in the fair value of the Company's plan assets and funded status:

	Pension Benefits				Postretirement Benefits		Total	
	Domestic		Foreign					
	As of June 30,							
	2023	2022	2023	2022	2023	2022	2023	2022
	(in millions)							
Projected benefit obligation, beginning of the year	$ 260	$ 339	$ 755	$ 1,124	$ 68	$ 86	$ 1,083	$ 1,549
Service cost	—	—	1	1	—	—	1	1
Interest cost	11	7	27	17	2	1	40	25
Benefits paid	(21)	(18)	(42)	(43)	(7)	(7)	(70)	(68)
Settlements[a]	—	(12)	(5)	(12)	—	—	(5)	(24)
Actuarial gain[b]	(9)	(56)	(114)	(216)	(4)	(11)	(127)	(283)
Foreign exchange rate changes	—	—	24	(116)	—	(1)	24	(117)
Projected benefit obligation, end of the year	241	260	646	755	59	68	946	1,083
Change in the fair value of plan assets for the Company's benefit plans:								
Fair value of plan assets, beginning of the year	220	285	831	1,162	—	—	1,051	1,447
Actual return on plan assets	5	(49)	(97)	(166)	—	—	(92)	(215)
Employer contributions	—	14	14	15	—	—	14	29
Benefits paid	(21)	(18)	(42)	(43)	—	—	(63)	(61)
Settlements[a]	—	(12)	(5)	(12)	—	—	(5)	(24)
Foreign exchange rate changes	—	—	28	(125)	—	—	28	(125)
Fair value of plan assets, end of the year	204	220	729	831	—	—	933	1,051
Funded status	$ (37)	$ (40)	$ 83	$ 76	$ (59)	$ (68)	$ (13)	$ (32)

_____

(a)   Amounts related to payments made to former employees of the Company in full settlement of their pension benefits.

(b)   Actuarial gains for fiscal 2023 and fiscal 2022 for domestic and international pension plans primarily relate to the increase in discount rates used in measuring plan obligations as of June 30, 2023 and 2022.

Amounts recognized in Accumulated other comprehensive loss consist of:

	Pension Benefits				Postretirement Benefits		Total	
	Domestic		Foreign					
	As of June 30,							
	2023	2022	2023	2022	2023	2022	2023	2022
	(in millions)							
Actuarial losses (gains)	$ 118	$ 126	$ 342	$ 325	$ (8)	$ (5)	$ 452	$ 446
Prior service cost (benefit)	—	—	7	7	(28)	(32)	(21)	(25)
Net amounts recognized	$ 118	$ 126	$ 349	$ 332	$ (36)	$ (37)	$ 431	$ 421

Accumulated pension benefit obligations as of June 30, 2023 and 2022 were $883 million and $1,011 million, respectively.

Below is information about funded and unfunded pension plans:

	Domestic Pension Benefits					
	Funded Plans		Unfunded Plans		Total	
	As of June 30,					
	2023	2022	2023	2022	2023	2022
	(in millions)					
Projected benefit obligation	$ 234	$ 253	$ 7	$ 7	$ 241	$ 260
Accumulated benefit obligation	234	253	7	7	241	260
Fair value of plan assets	204	220	—	—	204	220

	Foreign Pension Benefits					
	Funded Plans		Unfunded Plans		Total	
	As of June 30,					
	2023	2022	2023	2022	2023	2022
	(in millions)					
Projected benefit obligation	$ 599	$ 701	$ 47	$ 54	$ 646	$ 755
Accumulated benefit obligation	595	697	47	54	642	751
Fair value of plan assets	729	831	—	—	729	831

The accumulated benefit obligation exceeds the fair value of plan assets for all domestic pension plans.

Below is information about foreign pension plans in which the accumulated benefit obligation exceeds the fair value of the plan assets:

	Foreign Pension Benefits					
	Funded Plans		Unfunded Plans		Total	
	As of June 30,					
	2023	2022	2023	2022	2023	2022
	(in millions)					
Projected benefit obligation	$ 46	$ 49	$ 47	$ 54	$ 93	$ 103
Accumulated benefit obligation	46	49	47	54	93	103
Fair value of plan assets	43	46	—	—	43	46

Summary of Net Periodic Benefit Costs

The Company recorded $13 million, nil and $(1) million in net periodic benefit costs (income) in the Statements of Operations for the fiscal years ended June 30, 2023, 2022 and 2021, respectively. The Company utilizes the full yield-curve approach to estimate the service and interest cost components of net periodic benefit costs (income) for its pension and other postretirement benefit plans.

The amortization of amounts related to unrecognized prior service costs (credits), deferred losses and settlements, curtailments and other were reclassified out of Other comprehensive income as a component of net periodic benefit costs. The components of net periodic benefit costs (income) were as follows:

	Pension Benefits						Postretirement Benefits			Total		
	Domestic			Foreign								
	For the fiscal years ended June 30,											
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021
	(in millions)											
Service cost benefits earned during the period	$ —	$ —	$ —	$ 1	$ 1	$ 2	$ —	$ —	$ —	$ 1	$ 1	$ 2
Interest costs on projected benefit obligations	11	7	7	27	17	16	2	1	2	40	25	25
Expected return on plan assets	(11)	(15)	(13)	(32)	(36)	(37)	—	—	—	(43)	(51)	(50)
Amortization of deferred losses	5	5	5	14	14	15	—	—	—	19	19	20
Amortization of prior service credits	—	—	—	—	—	—	(4)	(4)	(4)	(4)	(4)	(4)
Settlements, curtailments and other	—	8	5	—	2	1	—	—	—	—	10	6
Net periodic benefit costs (income) – Total	$ 5	$ 5	$ 4	$ 10	$ (2)	$ (3)	$ (2)	$ (3)	$ (2)	$ 13	$ —	$ (1)

	Pension Benefits						Postretirement Benefits		
	Domestic			Foreign					
	For the fiscal years ended June 30,								
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Additional information:									
Weighted-average assumptions used to determine benefit obligations									
Discount rate	5.4 %	4.9 %	2.9 %	5.4 %	3.9 %	1.9 %	5.5 %	4.6 %	2.4 %
Rate of increase in future compensation	N/A	N/A	N/A	3.9 %	3.9 %	3.6 %	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost									
Discount rate for PBO	4.9 %	2.9 %	2.9 %	3.9 %	1.9 %	1.7 %	4.6 %	2.4 %	2.5 %
Discount rate for Service Cost	N/A	3.3 %	3.4 %	4.8 %	1.8 %	1.8 %	4.9 %	2.8 %	2.9 %
Discount rate for Interest on PBO	4.6 %	2.2 %	2.2 %	3.8 %	1.6 %	1.5 %	4.3 %	1.7 %	1.8 %
Expected return on plan assets	5.5 %	5.8 %	5.5 %	3.9 %	3.3 %	3.3 %	N/A	N/A	N/A
Rate of increase in future compensation	N/A	N/A	N/A	3.9 %	3.6 %	3.1 %	N/A	N/A	N/A

———————
N/A—not applicable

The following assumed health care cost trend rates as of June 30 were also used in accounting for postretirement benefits:

| | Postretirement benefits | |
	Fiscal 2023	Fiscal 2022
Health care cost trend rate	6.9 %	6.4 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.2 %	4.5 %
Year that the rate reaches the ultimate trend rate	2031	2030

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected Benefit Payments			
	Pension Benefits		Postretirement Benefits	Total
	Domestic	Foreign		
	(in millions)			
Fiscal year:				
2024	$ 21	$ 97	$ 7	$ 125
2025	19	45	7	71
2026	19	43	6	68
2027	19	43	6	68
2028	19	43	6	68
2029-2033	90	209	23	322

Plan Assets

The Company applies the provisions of ASC 715, which requires disclosures including: (i) investment policies and strategies; (ii) the major categories of plan assets; (iii) the inputs and valuation techniques used to measure plan assets; (iv) the effect of fair value measurements using significant unobservable inputs on changes in plan assets for the period; and (v) significant concentrations of risk within plan assets.

The table below presents the Company's plan assets by level within the fair value hierarchy, as described in Note 2—Summary of Significant Accounting Policies, as of June 30, 2023 and 2022:

	Fiscal 2023					Fiscal 2022				
		Fair Value Measurements at Reporting Date Using					Fair Value Measurements at Reporting Date Using			
	Total	Level 1	Level 2	Level 3	NAV	Total	Level 1	Level 2	Level 3	NAV
	(in millions)									
Assets										
Pooled funds:[a]										
Domestic equity funds	$ 37	$ —	$ —	$ —	$ 37	$ 37	$ —	$ —	$ —	$ 37
International equity funds	94	—	48	—	46	112	—	67	—	45
Domestic fixed income funds	112	—	—	—	112	106	—	—	—	106
International fixed income funds	546	—	444	—	102	666	—	487	—	179
Balanced funds	42	—	42	—	—	46	—	46	—	—
Other	102	78	—	6	18	84	53	—	7	24
Total	$ 933	$ 78	$ 534	$ 6	$ 315	$1,051	$ 53	$ 600	$ 7	$ 391

_____

(a) Open-ended pooled funds that are registered and/or available to the general public are valued at the daily published net asset value ("NAV"). Other pooled funds are valued at the NAV provided by the fund issuer.

The table below sets forth a summary of changes in the fair value of investments reflected as Level 3 assets as of June 30, 2023 and 2022:

	Level 3 Investments
	(in millions)
Balance, June 30, 2021	$ 10
Actual return on plan assets:	
Relating to assets still held at end of period	(2)
Relating to assets sold during the period	—
Purchases, sales, settlements and issuances	(1)
Transfers in and out of Level 3	—
Balance, June 30, 2022	$ 7
Actual return on plan assets:	
Relating to assets still held at end of period	(1)
Relating to assets sold during the period	—
Purchases, sales, settlements and issuances	—
Transfers in and out of Level 3	—
Balance, June 30, 2023	$ 6

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprised of 16% equity securities, 74% fixed income securities and 10% in cash and other investments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in cash to provide for expected benefits to be paid in the short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension Assets	
	As of June 30,	
	2023	2022
Asset Category:		
Equity securities	15 %	15 %
Debt securities	72 %	75 %
Cash and other	13 %	10 %
Total	100 %	100 %

Required pension plan contributions for the next fiscal year are expected to be approximately $23 million; however, actual contributions may be affected by pension asset and liability valuation changes during the year. The Company will continue to make voluntary contributions as necessary to improve funded status.

NOTE 18. OTHER POSTRETIREMENT BENEFITS

Defined Contribution Plans

The Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $152 million, $147 million and $142 million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

Deferred Compensation Plan

The Company has non-qualified deferred compensation plans for the benefit of certain management employees. The investment funds offered to the participants generally correspond to the funds offered in the Company's 401(k) plan, and the account balance fluctuates with the investment returns on those funds. The unfunded obligations of the plans included in Other liabilities as of June 30, 2023 and 2022 were $50 million and $48 million, respectively, and the majority of these plans are closed to new employees.

NOTE 19. INCOME TAXES

Income taxes are recognized for the amount of taxes payable for the current year and for the impact of deferred tax assets and liabilities, which represent future tax consequences of events that have been recognized differently in the financial statements than for tax purposes. Deferred tax assets and liabilities are established using the enacted statutory tax rates and are adjusted for any changes in such rates in the period of change.

Income before income tax expense was attributable to the following jurisdictions:

| | For the fiscal years ended June 30, | | |
| | 2023 | 2022 | 2021 |
	(in millions)		
U.S.	$ 74	$ 194	$ 266
Foreign	256	618	184
Income before income tax expense	$ 330	$ 812	$ 450

The significant components of the Company's income tax expense were as follows:

| | For the fiscal years ended June 30, | | |
| | 2023 | 2022 | 2021 |
	(in millions)		
Current:			
U.S.			
Federal	$ 1	$ —	$ 5
State & Local	15	9	9
Foreign	125	160	133
Total current tax	141	169	147
Deferred:			
U.S.			
Federal	(10)	54	(30)
State & Local	—	4	(1)
Foreign	12	(175)	(55)
Total deferred tax	2	(117)	(86)
Total income tax expense	$ 143	$ 52	$ 61

The reconciliation between the Company's actual effective tax rate and the statutory U.S. Federal income tax rate was as follows:

	For the fiscal years ended June 30,		
	2023	2022	2021
U.S. federal income tax rate	21 %	21 %	21 %
State and local taxes, net	4	1	2
Effect of foreign operations [a]	15	7	12
Change in valuation allowance [b]	1	(19)	(16)
Non-deductible goodwill and asset impairments	4	—	1
Non-deductible compensation and benefits	3	—	4
Remeasurement of deferred tax assets [c]	—	(2)	(7)
R&D tax credits	(3)	(1)	(2)
Impact of dispositions	—	(2)	—
Other	(2)	1	(1)
Effective tax rate	43 %	6 %	14 %

[a] The Company's effective tax rate is impacted by the geographic mix of its pre-tax income. The Company's foreign operations are located primarily in Australia and the United Kingdom ("U.K."). Australia has a higher income tax rate than the U.S. and the U.K. has a lower tax rate than the U.S. through the fiscal year ended June 30, 2023.

[b] For the fiscal year ended June 30, 2022, the Company released valuation allowances of $156 million, including $149 million related to certain Foreign deferred tax assets. For the fiscal year ended June 30, 2021, the Company released $75 million of valuation allowances, including $64 million related to certain U.S. deferred tax assets.

[c] For the fiscal year ended June 30, 2022, the Company recorded a benefit of $18 million related to the remeasurement of its U.K. deferred tax assets. For the fiscal year ended June 30, 2021, the Company recorded a benefit of $34 million related to the remeasurement of its U.K. deferred tax assets which includes the enacted corporate income tax increase resulting from the Finance Act 2021.

The Company recognized deferred income taxes in the Balance Sheets as follows:

	As of June 30,	
	2023	2022
	(in millions)	
Deferred income tax assets	$ 393	$ 422
Deferred income tax liabilities	(163)	(198)
Net deferred tax assets	$ 230	$ 224

The significant components of the Company's deferred tax assets and liabilities were as follows:

	As of June 30,	
	2023	**2022**
	(in millions)	
Deferred tax assets:		
Accrued liabilities	$ 150	$ 181
Capital loss carryforwards	1,163	1,135
Net operating loss carryforwards	360	408
Business tax credits	131	122
Operating lease liabilities	309	278
Other	138	116
Total deferred tax assets	2,251	2,240
Deferred tax liabilities:		
Asset basis difference and amortization	(79)	(163)
Operating lease right-of-use asset	(287)	(257)
Other	(9)	(8)
Total deferred tax liabilities	(375)	(428)
Net deferred tax asset before valuation allowance	1,876	1,812
Less: valuation allowance (See Note 22—Valuation and Qualifying Accounts)	(1,646)	(1,588)
Net deferred tax assets	$ 230	$ 224

As of June 30, 2023, the Company had income tax net operating loss ("NOL") carryforwards (gross, net of uncertain tax benefits) in various jurisdictions as follows:

Jurisdiction	Expiration	Amount (in millions)
U.S. Federal	2024 to 2037	$ 116
U.S. Federal	Indefinite	333
U.S. States	Various	730
Australia	Indefinite	319
U.K.	Indefinite	28
Other Foreign	Various	568

Utilization of the NOLs is dependent on generating sufficient taxable income from our operations in each of the respective jurisdictions to which the NOLs relate, while taking into account tax filing groups and limitations and/or restrictions on our ability to use them. Certain of our U.S. federal NOLs were acquired as part of the acquisitions of Move and Harlequin and are subject to limitations as promulgated under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). Section 382 of the Code limits the amount of NOLs that we can use on an annual basis to offset consolidated U.S. taxable income. The NOLs are also subject to review by relevant tax authorities in the jurisdictions to which they relate.

The Company recorded a deferred tax asset of $360 million and $408 million associated with its NOLs (net of approximately $55 million and $68 million, respectively, of unrecognized tax benefits recorded against deferred tax assets) as of June 30, 2023 and 2022, respectively. Significant judgment is applied in assessing our ability to realize our NOLs. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to utilize existing deferred tax assets within the applicable expiration period.

On the basis of this evaluation, valuation allowances of $124 million and $122 million have been established to reduce the deferred tax asset associated with the Company's NOLs to an amount that will more likely than not be realized as of June 30, 2023 and 2022, respectively. For the fiscal year ended June 30, 2022, the Company released valuation allowances related to Australian NOLs of $31 million that are more likely than not to be realized. For the fiscal year ended June 30, 2021, the Company released valuation allowances related to U.S. Federal NOLs of $64 million that are more likely than not to be realized.

As of June 30, 2023, the Company had approximately $2.6 billion and $1.6 billion of capital loss carryforwards in Australia and the U.K., respectively. Australia and U.K. capital loss carryforwards may be carried forward indefinitely. The capital loss carryforwards are also subject to review by relevant tax authorities in the jurisdictions to which they relate. Realization of our capital losses is dependent on generating capital gain taxable income and satisfying certain continuity of business requirements. The Company recorded a deferred tax asset of $1.2 billion and $1.1 billion as of June 30, 2023 and 2022 for these capital loss carryforwards. However, it is more likely than not that the Company will not generate capital gain income in the normal course of business in these jurisdictions. Accordingly, valuation allowances of $1.2 billion and $1.1 billion have been established to reduce the capital loss carryforward deferred tax asset to an amount that will more likely than not be realized as of June 30, 2023 and 2022, respectively.

As of June 30, 2023, the Company had approximately $90 million of U.S. federal tax credit carryforwards which includes $35 million of foreign tax credits and $55 million of general business credits, which begin to expire in 2026 and 2036, respectively.

As of June 30, 2023, the Company had approximately $32 million of non-U.S. tax credit carryforwards which expire in various amounts beginning in 2026 and $11 million of state tax credit carryforwards (net of U.S. federal benefit), which expire in various amounts beginning in 2024.

A valuation allowance of $30 million has been established to reduce the deferred tax asset associated with the Company's U.S. federal tax credits, non-U.S. tax credits and state tax credit carryforwards to an amount that will more likely than not be realized as of June 30, 2023.

Uncertain Tax Positions

The following table sets forth the change in the Company's unrecognized tax benefits, excluding interest and penalties:

	For the fiscal years ended June 30,		
	2023	2022	2021
	(in millions)		
Balance, beginning of period	$ 86	$ 69	$ 63
Additions for prior year tax positions	14	—	—
Additions for current year tax positions	17	28	4
Reduction for prior year tax positions	—	(1)	(2)
Lapse of the statute of limitations	(2)	(3)	(3)
Settlement—tax attributes	(14)	—	—
Impact of currency translations	4	(7)	7
Balance, end of period	$ 105	$ 86	$ 69

The Company recognizes interest and penalty charges related to unrecognized tax benefits as income tax expense, which is consistent with the recognition in prior reporting periods. The Company recognized an expense related to interest and penalties of $1 million for each of the fiscal years ended June 30, 2023, 2022 and 2021. The Company recorded liabilities for accrued interest and penalties of approximately $5 million, $5 million and $4 million as of June 30, 2023, 2022 and 2021, respectively.

The Company's tax returns are subject to on-going review and examination by various tax authorities. Tax authorities may not agree with the treatment of items reported in our tax returns, and therefore the outcome of tax reviews and examinations can be unpredictable. The Company is currently undergoing tax examinations in the U.S., various states and foreign jurisdictions. The Internal Revenue Service has commenced an audit for the fiscal year ended June 30, 2018 which is currently ongoing. The Company believes it has appropriately accrued for the expected outcome of uncertain tax matters and believes such liabilities represent a reasonable provision for taxes ultimately expected to be paid. However, the Company may need to accrue additional income tax expense and our liability may need to be adjusted as new information becomes known and as these tax examinations continue to progress, or as settlements or litigations occur.

The following is a summary of major tax jurisdictions for which tax authorities may assert additional taxes based upon tax years currently under audit and subsequent years that could be audited by the respective taxing authorities.

Jurisdiction	Fiscal Years Open to Examination
U.S. federal	2018, 2020-2022
U.S. states	Various
Australia	2015-2022
U.K.	2011-2022

It is reasonably possible that uncertain tax positions may increase or decrease in the next fiscal year, however, actual developments in this area could differ from those currently expected. As of June 30, 2023, approximately $53 million would affect the Company's effective income tax rate, if and when recognized in future fiscal years. It is reasonably possible, the amount of uncertain tax liabilities which may be resolved within the next fiscal year is between the range of approximately nil and $25 million, a portion of which will affect our effective income tax rate, primarily as a result of the settlement of tax examinations and the lapsing of statutes of limitations.

Other

The Inflation Reduction Act ("IRA") was signed into law on August 16, 2022. The IRA implements a 15% corporate minimum tax on corporations with over $1 billion of financial statement income, a 1% excise tax on stock repurchases, and several tax incentives to promote clean energy. On December 27, 2022, the U.S. Treasury Department provided additional guidance on the corporate minimum tax and the excise tax on stock repurchases. The Company is not expected to be subject to the corporate minimum tax and it will be subject to the 1% excise tax on stock repurchases. The 1% stock repurchase excise tax is not expected to have a material impact on the Company's results of operations.

The OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting has agreed on a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (1) allocating profits to market jurisdictions ("Pillar One") and (2) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding 20 billion Euros and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate profits and pay taxes to market jurisdictions. Based on the current proposed revenue and profit thresholds, the Company does not expect to be subject to tax changes associated with Pillar One. Pillar Two establishes a global minimum effective tax rate of 15% for multinational groups with annual global revenue exceeding 750 million Euros. On December 15, 2022, EU Member States unanimously adopted a directive implementing the global minimum tax rules of Pillar Two requiring members to enact the directive into their national laws which are expected to begin going into effect for tax years beginning on January 1, 2024 or later. We are currently evaluating the potential impact of the Pillar Two global minimum tax proposals on our consolidated financial statements and related disclosures.

Prior to the enactment of the Tax Act, the Company's undistributed foreign earnings were considered permanently reinvested and as such, United States federal and state income taxes were not previously recorded on these earnings. As a result of the Tax Act, substantially all of the Company's earnings in foreign subsidiaries generated prior to the enactment of the Tax Act were deemed to have been repatriated and taxed accordingly. As of June 30, 2023, the Company has approximately $800 million of undistributed foreign earnings that it intends to reinvest permanently. It is not practicable to estimate the amount of tax that might be payable if these earnings were repatriated. The Company may repatriate future earnings of certain foreign subsidiaries in which case the Company may be required to accrue and pay additional taxes, including any applicable foreign withholding taxes and income taxes.

During the fiscal years ended June 30, 2023, 2022 and 2021, the Company paid gross income taxes of $150 million, $180 million and $176 million, respectively, and received income tax refunds of $13 million, $3 million and $14 million, respectively.

NOTE 20. SEGMENT INFORMATION

The Company manages and reports its businesses in the following six segments:

- ***Digital Real Estate Services***—The Digital Real Estate Services segment consists of the Company's 61.4% interest in REA Group and 80% interest in Move. The remaining 20% interest in Move is held by REA Group. REA Group is a market-leading digital media business specializing in property and is listed on the Australian Securities Exchange ("ASX") (ASX: REA). REA Group advertises property and property-related services on its websites and

mobile apps, including Australia's leading residential, commercial and share property websites, realestate.com.au, realcommercial.com.au and Flatmates.com.au, property.com.au and property portals in India. In addition, REA Group provides property-related data to the financial sector and financial services through a digital property search and financing experience and a mortgage broking offering.

Move is a leading provider of digital real estate services in the U.S. and primarily operates Realtor.com®, a premier real estate information, advertising and services platform. Move offers real estate advertising solutions to agents and brokers, including its Connections^SM Plus, Market VIP^SM and Advantage^SM Pro products as well as its referral-based services, ReadyConnect Concierge^SM and UpNest. Move also offers online tools and services to do-it-yourself landlords and tenants.

- ***Subscription Video Services***—The Company's Subscription Video Services segment provides sports, entertainment and news services to pay-TV and streaming subscribers and other commercial licensees, primarily via satellite and internet distribution, and consists of (i) the Company's 65% interest in the Foxtel Group (with the remaining 35% interest held by Telstra, an ASX-listed telecommunications company) and (ii) Australian News Channel ("ANC"). The Foxtel Group is the largest Australian-based subscription television provider. Its Foxtel pay-TV service provides approximately 200 live channels and video on demand covering sports, general entertainment, movies, documentaries, music, children's programming and news. Foxtel and the Group's Kayo Sports streaming service offer the leading sports programming content in Australia, with broadcast rights to live sporting events including: National Rugby League, Australian Football League, Cricket Australia and various motorsports programming. The Foxtel Group's other streaming services include *BINGE*, its entertainment streaming service, and Foxtel Now, a streaming service that provides access across Foxtel's live and on-demand content.

  ANC operates the SKY NEWS network, Australia's 24-hour multi-channel, multi-platform news service. ANC channels are distributed throughout Australia and New Zealand and available on Foxtel and Sky Network Television NZ. ANC also owns and operates the international Australia Channel IPTV service and offers content across a variety of digital media platforms, including web, mobile and third party providers.

- ***Dow Jones***—The Dow Jones segment consists of Dow Jones, a global provider of news and business information whose products target individual consumers and enterprise customers and are distributed through a variety of media channels including newspapers, newswires, websites, mobile apps, newsletters, magazines, proprietary databases, live journalism, video and podcasts. Dow Jones's consumer products include premier brands such as *The Wall Street Journal*, *Barron's*, MarketWatch and *Investor's Business Daily.* Dow Jones's professional information products, which target enterprise customers, include Dow Jones Risk & Compliance, a leading provider of data solutions to help customers identify and manage regulatory, corporate and reputational risk with tools focused on financial crime, sanctions, trade and other compliance requirements, OPIS, a leading provider of pricing data, news, insights, analysis and other information for energy commodities and key base chemicals, Factiva, a leading provider of global business content, and Dow Jones Newswires, which distributes real-time business news, information and analysis to financial professionals and investors.

- ***Book Publishing***—The Book Publishing segment consists of HarperCollins, the second largest consumer book publisher in the world, with operations in 17 countries and particular strengths in general fiction, nonfiction, children's and religious publishing. HarperCollins owns more than 120 branded publishing imprints, including Harper, William Morrow, Mariner, HarperCollins Children's Books, Avon, Harlequin and Christian publishers Zondervan and Thomas Nelson, and publishes works by well-known authors such as Harper Lee, George Orwell, Agatha Christie and Zora Neale Hurston, as well as global author brands including J.R.R. Tolkien, C.S. Lewis, Daniel Silva, Karin Slaughter and Dr. Martin Luther King, Jr. It is also home to many beloved children's books and authors and a significant Christian publishing business.

- ***News Media***—The News Media segment consists primarily of News Corp Australia, News UK and the *New York Post* and includes *The Australian, The Daily Telegraph, Herald Sun, The Courier Mail*, *The Advertiser* and the news.com.au website in Australia, *The Times, The Sunday Times, The Sun, The Sun on Sunday* and thesun.co.uk in the U.K. and the-sun.com in the U.S. This segment also includes Wireless Group, operator of talkSPORT, the leading sports radio network in the U.K., TalkTV in the U.K. and Storyful, a social media content agency.

- ***Other***—The Other segment consists primarily of general corporate overhead expenses, strategy costs and costs related to the U.K. Newspaper Matters.

Segment EBITDA is defined as revenues less operating expenses and selling, general and administrative expenses. Segment EBITDA does not include: depreciation and amortization, impairment and restructuring charges, equity losses of affiliates, interest (expense) income, net, other, net and income tax (expense) benefit. Segment EBITDA may not be comparable to similarly titled measures reported by other companies, since companies and investors may differ as to what items should be included in the calculation of Segment EBITDA.

Segment EBITDA is the primary measure used by the Company's chief operating decision maker to evaluate the performance of, and allocate resources within, the Company's businesses. Segment EBITDA provides management, investors and equity analysts with a measure to analyze the operating performance of each of the Company's business segments and its enterprise value against historical data and competitors' data, although historical results may not be indicative of future results (as operating performance is highly contingent on many factors, including customer tastes and preferences).

	For the fiscal years ended June 30,		
	2023	**2022**	**2021**
	(in millions)		
Revenues:			
Digital Real Estate Services	$ 1,539	$ 1,741	$ 1,393
Subscription Video Services	1,942	2,026	2,072
Dow Jones	2,153	2,004	1,702
Book Publishing	1,979	2,191	1,985
News Media	2,266	2,423	2,205
Other	—	—	1
Total Revenues	$ 9,879	$ 10,385	$ 9,358
Segment EBITDA:			
Digital Real Estate Services	$ 457	$ 574	$ 514
Subscription Video Services	347	360	359
Dow Jones	494	433	332
Book Publishing	167	306	303
News Media	156	217	52
Other	(201)	(221)	(287)
Depreciation and amortization	(714)	(688)	(680)
Impairment and restructuring charges	(150)	(109)	(168)
Equity losses of affiliates	(127)	(13)	(65)
Interest expense, net	(100)	(99)	(53)
Other, net	1	52	143
Income before income tax expense	330	812	450
Income tax expense	(143)	(52)	(61)
Net income	$ 187	$ 760	$ 389

	For the fiscal years ended June 30,					
	2023		2022		2021	
	(in millions)					
Depreciation and amortization:						
Digital Real Estate Services	$	123	$	112	$	101
Subscription Video Services		302		321		332
Dow Jones		152		119		119
Book Publishing		49		49		36
News Media		81		79		84
Other		7		8		8
Total Depreciation and amortization	$	714	$	688	$	680

	For the fiscal years ended June 30,					
	2023		2022		2021	
	(in millions)					
Capital expenditures:						
Digital Real Estate Services	$	130	$	109	$	78
Subscription Video Services		156		193		142
Dow Jones		91		77		62
Book Publishing		42		37		16
News Media		79		81		84
Other		1		2		8
Total Capital expenditures	$	499	$	499	$	390

	As of June 30,			
	2023		2022	
	(in millions)			
Total assets:				
Digital Real Estate Services	$	2,942	$	2,989
Subscription Video Services		2,812		3,082
Dow Jones		4,305		4,368
Book Publishing		2,629		2,651
News Media		2,023		2,115
Other[a]		1,783		1,528
Investments		427		488
Total assets	$	16,921	$	17,221

_____

(a)   The Other segment primarily includes Cash and cash equivalents.

	As of June 30,			
	2023		2022	
	(in millions)			
Goodwill and intangible assets, net:				
Digital Real Estate Services	$	1,779	$	1,823
Subscription Video Services		1,288		1,394
Dow Jones		3,298		3,346
Book Publishing		958		973
News Media		306		304
Other		—		—
Total Goodwill and intangible assets, net	$	7,629	$	7,840

Geographic Segments

	For the fiscal years ended June 30,					
	2023		2022		2021	
	(in millions)					
Revenues:[a]						
U.S. and Canada[b]	$	3,967	$	4,097	$	3,550
Europe[c]		1,669		1,808		1,672
Australasia and Other[d]		4,243		4,480		4,136
Total Revenues	$	9,879	$	10,385	$	9,358

(a) Revenues are attributed to region based on location of customer.

(b) Revenues include approximately $3.8 billion for fiscal 2023, $4.0 billion for fiscal 2022 and $3.5 billion for fiscal 2021 from customers in the U.S.

(c) Revenues include approximately $1.2 billion for fiscal 2023, $1.4 billion for fiscal 2022 and $1.3 billion for fiscal 2021 from customers in the U.K.

(d) Revenues include approximately $3.9 billion for fiscal 2023, $4.2 billion for fiscal 2022 and $3.9 billion for fiscal 2021 from customers in Australia.

	As of June 30,			
	2023		2022	
	(in millions)			
Long-lived assets:[a]				
U.S. and Canada	$	1,623	$	1,513
Europe		843		774
Australasia and Other		1,953		2,091
Total long-lived assets	$	4,419	$	4,378

(a) Reflects total assets less current assets, goodwill, intangible assets, investments and deferred income tax assets.

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers.

Australasia comprises Australia, Asia, Papua New Guinea and New Zealand.

NOTE 21. ADDITIONAL FINANCIAL INFORMATION

Other Non-Current Assets

The following table sets forth the components of Other non-current assets included in the Balance Sheets:

	As of June 30,	
	2023	2022
	(in millions)	
Royalty advances to authors	$ 376	$ 403
Retirement benefit assets	134	133
Inventory[a]	267	268
News America Marketing deferred consideration	157	142
Other	407	438
Total Other non-current assets	$ 1,341	$ 1,384

_____
(a)   Primarily consists of the non-current portion of programming rights.

Other Current Liabilities

The following table sets forth the components of Other current liabilities:

	As of June 30,	
	2023	2022
	(in millions)	
Royalties and commissions payable	$ 206	$ 215
Current operating lease liabilities	112	139
Allowance for sales returns	154	173
Current tax payable	16	18
Other	465	430
Total Other current liabilities	$ 953	$ 975

Other, net

The following table sets forth the components of Other, net included in the Statements of Operations:

	For the fiscal years ended June 30,		
	2023	2022	2021
	(in millions)		
Remeasurement of equity securities	$ (9)	$ (59)	$ 81
Dividends received from equity security investments	6	20	9
Gain on sale of businesses[a]	—	98	18
Gain on remeasurement of previously-held interest[b]	—	3	7
Gain on dilution of PropertyGuru investment[c]	—	15	—
Other	4	(25)	28
Total Other, net	$ 1	$ 52	$ 143

_____
(a)   During the fiscal year ended June 30, 2022, REA Group acquired an 18% interest in PropertyGuru in exchange for all shares of REA Group's entities in Malaysia and Thailand. The Company recognized a gain of $107 million on the disposition of such entities. During the fiscal year ended June 30, 2021, Move sold the assets associated with its Top Producer professional software and service product and recognized an $18 million gain on the sale.

(b)   Relates to the acquisition of REA India in the fiscal year ended June 30, 2021.

(c)   During the fiscal year ended June 30, 2022, PropertyGuru completed its merger with Bridgetown 2 Holdings Limited. As a result of the merger and subsequent investments made in connection with the transaction, REA Group's ownership interest in PropertyGuru was 17.5% and a gain of $15 million was recorded resulting from its ownership dilution in the transaction.

Supplemental Cash Flow Information

The following table sets forth the Company's gross cash paid for taxes and interest:

	For the fiscal years ended June 30,		
	2023	2022	2021
	(in millions)		
Cash paid for interest	$ 117	$ 96	$ 55
Cash paid for taxes	150	180	176

Accumulated Other Comprehensive Loss

The components of Accumulated other comprehensive loss were as follows:

	For the fiscal years ended June 30,		
	2023	2022	2021
	(in millions)		
Accumulated other comprehensive loss, net of tax:			
Cash flow hedge adjustments:			
Balance, beginning of year	21	—	2
Fiscal year activity[a]	12	21	(2)
Balance, end of year	33	21	—
Benefit Plan Adjustments:			
Balance, beginning of year	(321)	(392)	(394)
Fiscal year activity[b]	(7)	71	2
Balance, end of year	(328)	(321)	(392)
Foreign currency translation adjustments:			
Balance, beginning of year	(970)	(549)	(939)
Fiscal year activity	18	(421)	390
Balance, end of year	(952)	(970)	(549)
Total accumulated other comprehensive loss, net of tax:			
Balance, beginning of year	(1,270)	(941)	(1,331)
Fiscal year activity, net of income taxes[c]	23	(329)	390
Balance, end of year	$ (1,247)	$ (1,270)	$ (941)

_____

(a)   Net of income tax expense of $4 million, $7 million and nil for the fiscal years ended June 30, 2023, 2022 and 2021 respectively.

(b)   Net of income tax (benefit) expense of $(2) million, $19 million and $(1) million for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

(c)   Excludes $(18) million, $(97) million and $78 million relating to noncontrolling interests for the fiscal years ended June 30, 2023, 2022 and 2021, respectively.

NOTE 22. VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
	(in millions)					
Fiscal 2023						
Allowances for doubtful accounts	$ (67)	$ (10)	$ —	$ 19	$ 1	$ (57)
Allowances for sales returns	(173)	(516)	—	536	(1)	(154)
Deferred tax valuation allowance	(1,588)	(71)	—	15	(2)	(1,646)
Fiscal 2022						
Allowances for doubtful accounts	$ (71)	$ (6)	$ —	$ 7	$ 3	$ (67)
Allowances for sales returns	(190)	(554)	(1)	564	8	(173)
Deferred tax valuation allowance	(1,765)	(237)	(8)	232	190	(1,588)
Fiscal 2021						
Allowances for doubtful accounts	$ (73)	$ (5)	$ (3)	$ 15	$ (5)	$ (71)
Allowances for sales returns	(174)	(514)	(8)	511	(5)	(190)
Deferred tax valuation allowance	(1,546)	(180)	10	100	(149)	(1,765)

NOTE 23. SUBSEQUENT EVENTS

Dividend declaration

In August 2023, the Company declared a semi-annual cash dividend of $0.10 per share for Class A Common Stock and Class B Common Stock. This dividend is payable on October 11, 2023 to stockholders of record as of September 13, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15(d)-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this Annual Report. Based on such evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures were effective in recording, processing, summarizing and reporting on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act and were effective in ensuring that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management's report and the report of the independent registered public accounting firm thereon are set forth on pages 62 and 63, respectively, and are incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There has been no change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fourth quarter of the fiscal year ended June 30, 2023 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

Trading Plans

None

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item with respect to the Company's Directors is contained in the Proxy Statement for the Company's 2023 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC under the heading "Proposal No. 1: Election of Directors" and is incorporated by reference in this Annual Report.

The information required by this item with respect to the Company's executive officers is contained in the Proxy Statement under the heading "Executive Officers of News Corporation" and is incorporated by reference in this Annual Report.

To the extent applicable, the information required by this item with respect to compliance with Section 16(a) of the Exchange Act is contained in the Proxy Statement under the heading "Delinquent Section 16(a) Reports" and is incorporated by reference in this Annual Report.

The information required by this item with respect to the Company's Standards of Business Conduct is contained in the Proxy Statement under the heading "Corporate Governance Matters—Corporate Governance Policies" and is incorporated by reference in this Annual Report.

The information required by this item with respect to the procedures by which security holders may recommend nominees to the Board of Directors is contained in the Proxy Statement under the heading "Corporate Governance Matters—Stockholder Recommendation of Director Candidates" and is incorporated by reference in this Annual Report.

The information required by this item with respect to the Company's Audit Committee, including the Audit Committee's members and its financial expert, is contained in the Proxy Statement under the heading "Corporate Governance Matters—Board Committees" and is incorporated by reference in this Annual Report.

ITEM 11.   EXECUTIVE COMPENSATION

The information required by this item with respect to executive compensation and director compensation is contained in the Proxy Statement under the headings "Compensation Discussion and Analysis," "Executive Compensation," "Pay Ratio," "Pay versus Performance" and "Director Compensation," respectively, and is incorporated by reference in this Annual Report.

To the extent applicable, the information required by this item with respect to compensation committee interlocks and insider participation is contained in the Proxy Statement under the heading "Compensation Committee Interlocks and Insider Participation" and is incorporated by reference in this Annual Report.

The compensation committee report required by this item is contained in the Proxy Statement under the heading "Report of the Compensation Committee" and is incorporated by reference in this Annual Report.

The information required by this item with respect to compensation policies and practices as they relate to the Company's risk management is contained in the Proxy Statement under the heading "Risks Related to Compensation Policies and Practices" and is incorporated by reference in this Annual Report.

ITEM 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item with respect to securities authorized for issuance under the Company's equity compensation plans is contained in the Proxy Statement under the heading "Equity Compensation Plan Information" and is incorporated by reference in this Annual Report.

The information required by this item with respect to the security ownership of certain beneficial owners and management is contained in the Proxy Statement under the heading "Security Ownership of News Corporation" and is incorporated by reference in this Annual Report.

ITEM 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item with respect to transactions with related persons is contained in the Proxy Statement under the heading "Corporate Governance Matters—Related Person Transactions Policy" and is incorporated by reference in this Annual Report.

The information required by this item with respect to director independence is contained in the Proxy Statement under the headings "Corporate Governance Matters—Director Independence" and "Corporate Governance Matters—Board Committees" and is incorporated by reference in this Annual Report.

ITEM 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is contained in the Proxy Statement under the headings "Fees Paid to Independent Registered Public Accounting Firm" and "Audit Committee Pre-Approval Policies and Procedures" and is incorporated by reference in this Annual Report.

ITEM 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)   The following documents are filed as part of this report:

1.   The Company's Consolidated Financial Statements required to be filed as part of this Annual Report and the Reports of Independent Registered Public Accounting Firm are included in Part II, Item 8. Financial Statements and Supplementary Data.

2.   All other financial statement schedules are omitted because the required information is not applicable, or because the information called for is included in the Company's Consolidated Financial Statements or the Notes to the Consolidated Financial Statements.

3.   Exhibits—The exhibits listed under Part (b) below are filed or incorporated by reference as part of this Annual Report. A "±" identifies each management contract or compensatory plan or arrangement required to be filed as an exhibit to this Annual Report, and such listing is incorporated herein by reference.

(b)   Exhibits

Exhibit Number	Exhibit Description
2.1	Separation and Distribution Agreement, dated June 28, 2013, among News Corporation, New News Corporation and News Corp Holdings UK & Ireland. (Incorporated by reference to Exhibit 2.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on July 3, 2013.)
2.2	Partial Assignment and Assumption Agreement, dated as of March 18, 2019, among Twenty-First Century Fox, Inc., Fox Corporation, News Corporation and News Corp Holdings UK & Ireland, in respect of the Separation and Distribution Agreement, dated June 28, 2013. (Incorporated by reference to Exhibit 2.1 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 10, 2019.)
2.3	Tax Sharing and Indemnification Agreement, dated June 28, 2013, between News Corporation and New News Corporation. (Incorporated by reference to Exhibit 2.3 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on July 3, 2013.)
2.4	Amended and Restated FOX SPORTS Trade Mark License Agreement, dated as of October 22, 2021, between Fox Media LLC and Fox Sports Australia Pty Limited. (Incorporated by reference to Exhibit 2.1 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 4, 2022.)
2.5	Amended and Restated FOX Trade Mark License Agreement, dated as of October 22, 2021, between Fox Media LLC and Fox Sports Australia Pty Limited. (Incorporated by reference to Exhibit 2.2 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 4, 2022.)
2.6	Amended and Restated Foxtel Trade Mark License Agreement, dated as of October 22, 2021, between Fox Media LLC and Foxtel Management Pty Ltd. (Incorporated by reference to Exhibit 2.3 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 4, 2022.)
2.7	Amended and Restated FOX Trade Mark License Agreement, dated as of October 22, 2021, between Fox Media LLC and Foxtel Management Pty Limited. (Incorporated by reference to Exhibit 2.4 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 4, 2022.)†
3.1	Restated Certificate of Incorporation of News Corporation. (Incorporated by reference to Exhibit 3.1 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 15, 2018.)
3.2	Certificate of Elimination of the Series A Junior Participating Preferred Stock of News Corporation. (Incorporated by reference to Exhibit 3.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on September 22, 2021.)
3.3	Amended and Restated By-laws of News Corporation, effective June 23, 2023. (Incorporated by reference to Exhibit 3.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on June 23, 2023.)
4.1	Description of News Corporation's Securities.*

Exhibit Number	Exhibit Description
4.2	Indenture, dated April 15, 2021, between the Company and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on April 15, 2021.)
4.3	Form of 3.875% Senior Notes due 2029. (Incorporated by reference to Exhibit 4.2 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on April 15, 2021.)
4.4	Indenture, dated February 11, 2022, between the Company and U.S. Bank Trust Company, National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on February 14, 2022.)
4.5	Form of 5.125% Senior Notes due 2032. (Incorporated by reference to Exhibit 4.2 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on February 14, 2022.)
10.1	Amended and Restated Employment Agreement, dated May 11, 2023, between News Corporation and Robert Thomson. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 12, 2023.)±
10.2	Amended and Restated Employment Agreement, dated May 11, 2023, between News Corporation and Susan Panuccio. (Incorporated by reference to Exhibit 10.3 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 12, 2023.)±
10.3	Amended and Restated Employment Agreement, dated June 15, 2021, between News Corporation and David Pitofsky. (Incorporated by reference to Exhibit 10.3 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 10, 2021.)±
10.4	News Corporation 2013 Long-Term Incentive Plan, as amended and restated effective November 20, 2019. (Incorporated by reference to Exhibit 10.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on November 20, 2019.)±
10.5	News Corp Restoration Plan, amended and restated as of February 11, 2019. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 10, 2019.)±
10.6	Letter Agreement, dated June 27, 2014, from News Corporation to K. Rupert Murdoch. (Incorporated by reference to Exhibit 10.12 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 14, 2014.)±
10.7	Amended and Restated Telecommuting Agreement, dated May 19, 2023, between News Corporation and K. Rupert Murdoch.*±
10.8	Form of Agreement for Cash-Settled Performance Stock Units under the News Corporation 2013 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.9 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 12, 2016.)±
10.9	Form of Agreement for Stock-Settled Performance Stock Units under the News Corporation 2013 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.10 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 12, 2016.)±
10.10	Form of Agreement for Cash-Settled Restricted Stock Units under the News Corporation 2013 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.4 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 7, 2021.)±
10.11	Form of Agreement for Stock-Settled Restricted Stock Units under the News Corporation 2013 Long-Term Incentive Plan. (Incorporated by reference to Exhibit 10.5 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 7, 2021.)±
10.12	Credit Agreement, dated as of March 29, 2022, among the Company, the lenders and other parties party thereto, and Bank of America, N.A., as Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Current Report of News Corporation on Form 8-K (File No. 00135769) filed with the Securities and Exchange Commission on March 30, 2022.)
10.13	Amendment No. 1, dated as of March 9, 2023, to the Credit Agreement, dated as of March 29, 2022, among the Company, the lenders and other parties party thereto, and Bank of America, N.A., as Administrative Agent. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 12, 2023.)

Exhibit Number	Exhibit Description
10.14	Syndicated Facility Agreement, dated as of November 14, 2019, among Foxtel Management Pty Limited, as initial borrower, the initial financiers named therein, the MLABs named therein and Commonwealth Bank of Australia, as facility agent. (Incorporated by reference to Exhibit 10.3 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.15	Amendment Agreement, dated as of April 8, 2021, to the Syndicated Facility Agreement, dated as of November 14, 2019, among Foxtel Management Pty Limited, as initial borrower, the initial financiers named therein, the MLABs named therein and Commonwealth Bank of Australia, as facility agent. (Incorporated by reference to Exhibit 10.1 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 7, 2021.)
10.16	Syndicated Facility Agreement, dated as of November 15, 2019, among Foxtel Management Pty Limited, as initial borrower, the initial financiers named therein, Goldman Sachs Australia Pty Ltd, as MLAB, and Commonwealth Bank of Australia, as facility agent. (Incorporated by reference to Exhibit 10.4 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.17	Multi-Option Facility Agreement, dated as of June 30, 2017, among Foxtel Management Pty Limited, Foxtel Finance Pty Limited and the other original borrowers listed therein and Commonwealth of Bank of Australia, as the original lender. (Incorporated by reference to Exhibit 10.23 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 15, 2018.)
10.18	Deed of Amendment, dated as of November 15, 2019, to the Multi-Option Facility Agreement, dated as of June 30, 2017, among Foxtel Management Pty Limited, Foxtel Finance Pty Limited and the other original borrowers listed therein and Commonwealth Bank of Australia, as the original lender. (Incorporated by reference to Exhibit 10.5 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.19	Deed of Amendment, dated as of April 8, 2021, to the Multi-Option Facility Agreement, dated as of June 30, 2017, among Foxtel Management Pty Limited, Foxtel Finance Pty Limited and the other original borrowers listed therein and Commonwealth Bank of Australia, as the original lender. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 7, 2021.)
10.20	Common Terms Deed Poll, dated as of April 10, 2012, made by Foxtel Management Pty Ltd and the other parties thereto acting as initial guarantors in favor of the finance parties defined therein. (Incorporated by reference to Exhibit 10.24 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 15, 2018.)
10.21	Deed of Amendment, dated as of November 15, 2019, to the Common Terms Deed Poll, dated as of April 10, 2012, made by Foxtel Management Pty Ltd and the other parties thereto acting as initial guarantors in favor of the finance parties defined therein. (Incorporated by reference to Exhibit 10.6 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.22	Guarantor Assumption Deed Poll, dated as of November 15, 2019, to the Common Terms Deed Poll, dated as of April 10, 2012, executed by each entity listed in the Schedule thereto. (Incorporated by reference to Exhibit 10.7 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.23	Guarantor Assumption Deed Poll, dated as of April 8, 2021, to the Common Terms Deed Poll, dated as of April 10, 2012, executed by Multi Channel Network Pty Ltd. (Incorporated by reference to Exhibit 10.3 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on May 7, 2021.)
10.24	Note and Guarantee Agreement, dated as of July 25, 2012, among Foxtel Management Pty Limited, Sky Cable Pty Limited, Foxtel Media Pty Limited (formerly Telstra Media Pty Limited) and others. (Incorporated by reference to Exhibit 10.30 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 15, 2018.)
10.25	Amendment No. 1 and Guarantee Agreement, dated as of November 22, 2019, to the Note and Guarantee Agreement, dated as of July 25, 2012, among Foxtel Management Pty Limited, Sky Cable Pty Limited, Foxtel Media Pty Limited (formerly Telstra Media Pty Limited), NXE Australia Pty Limited and others. (Incorporated by reference to Exhibit 10.8 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.26	Deed of Guarantee dated July 25, 2012 executed by each entity listed in Annex 1 thereto. (Incorporated by reference to Exhibit 10.31 to the Annual Report of News Corporation on Form 10-K (File No. 001-35769) filed with the Securities and Exchange Commission on August 15, 2018.)

Exhibit Number	Exhibit Description
10.27	Amendment Deed, dated as of November 22, 2019, to the Deed of Guarantee, dated July 25, 2012, executed by each entity listed in Schedule 1 thereto. (Incorporated by reference to Exhibit 10.9 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.28	Accession Deed Poll, dated as of November 22, 2019, to the Deed of Guarantee, dated July 25, 2012, executed by each entity listed in the Schedule thereto. (Incorporated by reference to Exhibit 10.10 to the Quarterly Report of News Corporation on Form 10-Q (File No. 001-35769) filed with the Securities and Exchange Commission on February 7, 2020.)
10.29	Stockholders Agreement, dated as of September 21, 2021, by and between News Corporation and the Murdoch Family Trust. (Incorporated by reference to Exhibit 10.1 to the Current Report of News Corporation on Form 8-K (File No. 001-35769) filed with the Securities and Exchange Commission on September 22, 2021.)
21.1	List of Subsidiaries.*
23.1	Consent of Ernst & Young LLP with respect to News Corporation.*
31.1	Chief Executive Officer Certification required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.*
31.2	Chief Financial Officer Certification required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934, as amended.*
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes Oxley Act of 2002.**
101	The following financial information from the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2023 formatted in Inline XBRL: (i) Consolidated Statements of Operations for the fiscal years ended June 30, 2023, 2022 and 2021; (ii) Consolidated Statements of Comprehensive Income (Loss) for the fiscal years ended June 30, 2023, 2022 and 2021; (iii) Consolidated Balance Sheets as of June 30, 2023 and 2022; (iv) Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2023, 2022 and 2021; (v) Consolidated Statements of Equity for the fiscal years ended June 30, 2023, 2022 and 2021; and (vi) Notes to the Consolidated Financial Statements.*
104	The cover page from News Corporation's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, formatted in Inline XBRL (included as Exhibit 101).*

_____

*   Filed herewith
**   Furnished herewith
±   Management contract or compensatory plan or arrangement
†   Certain portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWS CORPORATION
(Registrant)

By: _____/s/ Susan Panuccio_____

Susan Panuccio
Chief Financial Officer

Date: August 15, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Robert J. Thomson **Robert J. Thomson**	Chief Executive Officer and Director (Principal Executive Officer)	August 15, 2023
/s/ Susan Panuccio **Susan Panuccio**	Chief Financial Officer (Principal Financial Officer)	August 15, 2023
/s/ Marygrace DeGrazio **Marygrace DeGrazio**	Chief Accounting Officer (Principal Accounting Officer)	August 15, 2023
/s/ K. Rupert Murdoch **K. Rupert Murdoch**	Executive Chair	August 15, 2023
/s/ Lachlan K. Murdoch **Lachlan K. Murdoch**	Co-Chair	August 15, 2023
/s/ Kelly Ayotte **Kelly Ayotte**	Director	August 15, 2023
/s/ José María Aznar **José María Aznar**	Director	August 15, 2023
/s/ Natalie Bancroft **Natalie Bancroft**	Director	August 15, 2023
/s/ Ana Paula Pessoa **Ana Paula Pessoa**	Director	August 15, 2023
/s/ Masroor Siddiqui **Masroor Siddiqui**	Director	August 15, 2023

Australian Securities Exchange ("ASX") Corporate Governance Principles and Recommendations

Details of News Corp's compliance with the ASX Corporate Governance Principles and Recommendations during the reporting period are available on the Company's website at *www.newscorp.com/corporate-governance/asx-corporate-governance*.

Stock Performance

The following graph compares the cumulative total return to stockholders of a $100 investment in News Corp's Class A Common Stock and Class B Common Stock (which trade on The Nasdaq Global Select Market, their principal market, under the symbols "NWSA" and "NWS," respectively) for the five-year period from July 1, 2018 through June 30, 2023 with a similar investment in the following market-capitalization-weighted indices: the Standard & Poor's ("S&P") 500 Index, the S&P Australia BMI Media (Subsector) Index and the S&P 1500 Media Index. The graph assumes reinvestment of dividends.

Cumulative Stockholder Return for Five-Year Period
Ended June 30, 2023



	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23
NWSA	$100	$88	$77	$173	$107	$134
NWS	$100	$89	$75	$159	$107	$132
S&P 500	$100	$110	$119	$167	$149	$179
S&P Australia BMI Media	$100	$94	$89	$150	$98	$112
S&P 1500 Media	$100	$118	$111	$165	$115	$117

Information on News Corporation's Common Stock

For information on the beneficial ownership of News Corp Class A Common Stock and Class B Common Stock as of September 6, 2023 for: (i) each person who is known by News Corp to own beneficially more than 5% of the outstanding shares of Class B Common Stock; (ii) each Director and Director nominee; (iii) each named executive officer (as defined under SEC rules) of News Corp; and (iv) all Directors and executive officers of News Corp as a group, please refer to News Corp's Proxy Statement for its 2023 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation." As of September 6, 2023, there were 381,360,050 shares of Class A Common Stock outstanding and 191,707,109 shares of Class B Common Stock outstanding, 14,610 holders of record of Class A Common Stock and 370 holders of record of Class B Common Stock and 2,877 holders of record of Class A CDIs and 12,252 holders of record of Class B CDIs. In addition, as of September 6, 2023, there were 3 holders of 13,326 options over Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock entitles the holder to one vote per share in limited circumstances, which are described in News Corp's Restated Certificate of Incorporation.

Distribution of stockholders of record and CDI holders of record
The following information is provided as of September 6, 2023:

Size of holding	Class A Common Stock (including CDIs)		Class B Common Stock (including CDIs)	
	Holders	% of outstanding	Holders	% of outstanding
1 – 1,000	17,277	0.17%	11,728	0.86%
1,001 – 5,000	174	0.09%	775	0.83%
5,001 – 10,000	15	0.02%	57	0.21%
10,001 – 100,000	13	0.06%	49	0.64%
100,001+	8	99.66%	13	97.45%

Based on the market prices of each class of the Company's Common Stock on September 6, 2023, there were 13,225 holders holding less than a marketable parcel of Class A Common Stock (including CDIs) and 2,086 holders holding less than a marketable parcel of Class B Common Stock (including CDIs)

Top twenty stockholders and CDI holders

The following information regarding the top twenty stockholders of record and CDI holders of record is based on information provided by News Corp's transfer agent as of September 6, 2023:

Class A Common Stock

No.	Name	No. of shares held	% of outstanding share capital
1	CEDE & CO	377,302,294	98.94%
2	CHESS DEPOSITARY NOMINEES PTY LIMITED	3,633,059	0.95%
3	ELIAN EMPLOYEE BENEFIT TRUSTEE LTD <NIT>	154,263	0.04%
4	ELIAN EMPLOYEE BENEFIT TRUSTEE LIMITED <ACT NIT>	26,441	0.01%
5	CRUDEN FINANCIAL SERVICES LLC	14,250	0.00%
6	ALAN R KIMMEL + PAMELA L SCHWARTZBERG JT TEN	7,665	0.00%
7	DIANE J FRANKEL TR 04/13/93 DIANE J FRANKEL LIV TR	6,781	0.00%
8	MARGARET L WELSH	5,792	0.00%
9	ELEANOR SCHWAM + SHIRLEY SCHWAM JT TEN	5,443	0.00%
10	ROBERT K HURFORD + JEAN HURFORD TR 12/31/90 JEAN HURFORD TR	3,573	0.00%
11	RAYMOND A CONOVER	3,424	0.00%
12	DIANA CHANG	3,363	0.00%
13	JULIAN GEORGE STANFORD	3,266	0.00%
14	GRAHAM EDWIN LAMB	2,880	0.00%
15	KAREN G SCHER TR UA 01/21/2022 KAREN G SCHER REVOCABLE TRUST	2,856	0.00%
16	JOHN D MCCOY	2,824	0.00%
17	FRANCIS R FLECK	2,675	0.00%
18	BARBARA GROVES	2,538	0.00%
19	ROXANNE P WADDY	2,406	0.00%
20	JOSEPH ALPERT	2,207	0.00%
		381,188,000	99.95%*

Class B Common Stock

No.	Name	No. of shares held	% of outstanding share capital
1	CEDE & CO	161,701,986	84.35%
2	CHESS DEPOSITARY NOMINEES PTY LIMITED	29,959,477	15.63%
3	CHARLES WILSON	3,560	0.00%
4	WILLIAM A O'NEILL TR UA 04/01/2003 THE O'NEILL FAMILY TRUST	2,500	0.00%
5	JENNIFER ANN THORPE	2,101	0.00%
6	STEVEN JOHN BROWN	1,387	0.00%
7	DR BRAHMAVAR RAMANNA SADANANDA	1,250	0.00%
8	JULIE BAUMGOLD	1,054	0.00%
9	THE PUBLIC TR A/C LJOHNSONNO3	850	0.00%
10	BRIAN ROBERT GAMBLE & SANDRA ELAINE GAMBLE & KEITH GEORGE SAVORY <A/C AURORA>	750	0.00%
11	WENDY GILBERT	712	0.00%
12	CLARKS POTTERIES LTD	655	0.00%
13	JACKY BROWN	648	0.00%
14	CHUA SWEE ENG	625	0.00%
15	DAVID JOHN BRIDGES	600	0.00%
16	LINDA L TERRELL EX EST MARVIN C TERRELL	600	0.00%
17	DR HARVEY DOUGLAS WHITE + DR JANETTE FRANCES VENUS WHITE TEN COM	593	0.00%
18	IRENE ELIZABETH LANDON	567	0.00%
19	MALCOLM DAVID MCMILLAN + BRIDGET MARY MCMILLAN + DAVID GREGORY MCMILLAN TR UA 07/14/1999 M.D & E.A MCMILLAN FAMILY TRUS	562	0.00%
20	JUNE ANNE HERZOG	557	0.00%
		191,681,034	99.99%*

* May not sum due to rounding

Class A CDIs

No.	Name	No. of CDIs held	% of outstanding share capital
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,637,294	0.43%
2	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	435,790	0.11%
3	CITICORP NOMINEES PTY LIMITED	288,428	0.08%
4	BNP PARIBAS NOMS PTY LTD <DRP>	232,650	0.06%
5	NATIONAL NOMINEES LIMITED	176,921	0.05%
6	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING DRP A/C>	48,255	0.01%
7	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <GSCO CUSTOMERS A/C>	27,001	0.01%
8	MRS JANET ELIZABETH PATTERSON	25,024	0.01%
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSCO ECA	14,221	0.00%
10	JIKINTA INVESTMENTS PTY LTD <JIKINTA A/C>	13,237	0.00%
11	JOHN WICKHAM INVESTMENTS PTY LTD	12,250	0.00%
12	ENBEEAR PTY LTD	11,250	0.00%
13	JAMES OSULLIVAN INVESTMENTS PTY LTD <JAMES OSULLIVAN A/C>	10,838	0.00%
14	LUCY OSULLIVAN INVESTMENTS PTY LTD <LUCY OSULLIVAN A/C>	10,838	0.00%
15	MS LUCY ANNE O'SULLIVAN + MR ANTHONY BRIAN JACKSON <JOS XIPELL EST A/C>	10,837	0.00%
16	MRS SUSAN EWENSON	10,218	0.00%
17	MRS ELISABETH JANET {CALVERT-JONES}	8,639	0.00%
18	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	7,460	0.00%
19	MR RICHARD SAMUELS	6,400	0.00%
20	MRS PATRICIA H PITMAN	6,345	0.00%
		2,993,896	0.79%*

Class B CDIs

No.	Name	No. of CDIs held	% of outstanding share capital
1	CITICORP NOMINEES PTY LIMITED	6,612,263	3.45%
2	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	6,460,946	3.37%
3	J P MORGAN NOMINEES AUSTRALIA PTY LIMITED	4,964,395	2.59%
4	BNP PARIBAS NOMINEES PTY LTD <AGENCY LENDING DRP A/C>	2,567,624	1.34%
5	NATIONAL NOMINEES LIMITED	2,276,218	1.19%
6	BNP PARIBAS NOMS PTY LTD <DRP>	818,128	0.43%
7	CITICORP NOMINEES PTY LIMITED <COLONIAL FIRST STATE INV A/C>	405,551	0.21%
8	WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C>	342,726	0.18%
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <NT-COMNWLTH SUPER CORP A/C>	318,911	0.17%
10	BNP PARIBAS NOMINEES PTY LTD HUB24 CUSTODIAL SERV LTD <DRP A/C>	240,747	0.13%
11	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED <GSCO CUSTOMERS A/C>	111,241	0.06%
12	NETWEALTH INVESTMENTS LIMITED <WRAP SERVICES A/C>	93,207	0.05%
13	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED- A/C 2	87,402	0.05%
14	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	86,913	0.05%
15	MERRILL LYNCH (AUSTRALIA) NOMINEES PTY LIMITED	75,037	0.04%
16	NEWECONOMY COM AU NOMINEES PTY LIMITED <900 ACCOUNT>	69,080	0.04%
17	ABN AMRO CLEARING SYDNEY NOMINEES PTY LTD <CUSTODIAN A/C>	53,332	0.03%
18	JMB PTY LTD	35,875	0.02%
19	RETFORD PTY LTD	35,875	0.02%
20	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	35,560	0.02%
		25,691,031	13.40%*

* May not sum due to rounding

Board of Directors
as of September 6, 2023

K. Rupert Murdoch
Executive Chair

Lachlan K. Murdoch
Co-Chair
Executive Chair and Chief Executive Officer,
Fox Corporation

Kelly Ayotte
Former United States Senator for the State
of New Hampshire

José María Aznar
President, Foundation for Social Studies and Analysis
Former President of Spain

Natalie Bancroft
Director

Ana Paula Pessoa
Partner, Kunumi Inteligencia Artificial SA

Masroor Siddiqui
Chief Executive Officer, Naya Capital Management
UK Limited

Robert J. Thomson
Chief Executive

Executive Officers
as of September 6, 2023

K. Rupert Murdoch
Executive Chair

Robert J. Thomson
Chief Executive

Susan Panuccio
Chief Financial Officer

David B. Pitofsky
General Counsel

Supplemental Information
as of September 6, 2023

Corporate Secretary
Michael L. Bunder

Head Office
1211 Avenue of the Americas
New York, NY 10036
Tel. (212) 416 3400

Registered Office – U.S.
1209 Orange Street
Wilmington, DE 19801
Tel. (800) 677 3394

Registered Office – Australia
2 Holt Street
Surry Hills, NSW 2010 Australia
Tel. +61 (02) 9288 3000

News Corp is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corp is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young LLP

Share Listings
Class A Common Stock and Class B Common Stock
    The Nasdaq Global Select Market
CDIs representing Class A Common Stock and Class B Common Stock
    Australian Securities Exchange

Share Registers
Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006
By Overnight Delivery:
150 Royall Street, Suite 101
Canton, MA 02021
Tel. (877) 660 6642 (U.S. & Canada)
Tel. (781) 575 2879 (Outside U.S. & Canada)
Tel. (800) 952 9245 (Hearing Impaired/TDD)

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, SA 5000 Australia
Tel. 1300 340 121 (Australia)
Tel. +61 (03) 9415 4394 (Outside Australia)

Annual Report and Form 10-K Requests
United States:
1211 Avenue of the Americas
New York, NY 10036
Tel. (212) 416 3400

Australia:
Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide, SA 5000 Australia
Tel. 1300 721 559 (Australia)
Tel. +61 (03) 9946 4461 (Outside Australia)

For Further Information
http://investors.newscorp.com

News Corp Notice of Meeting
The Notice of Meeting and Proxy Statement for News Corp's 2023 Annual Meeting of Stockholders accompany this Annual Report.

An electronic version of this Annual Report can be found at: http://newscorp.com/annual-meeting-information/.

Our Businesses

News Corp is a global diversified media and information services company, which principally consists of the following as of September 6, 2023:

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REA Group (61.4%)
realestate.com.au
Move (80%)
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Subscription Video Services

Foxtel Group (65%)
Australian News Channel

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The Wall Street Journal
Barron's
MarketWatch
Investor's Business Daily
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Factiva
Dow Jones Newswires
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